12/9

02060487

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lion Land Berhad

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

FILE NO. 82- 3342 FISCAL YEAR 6-30-02

* Complete for initial submissions only ** Please note name and address changes

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OICF/BY: dlw

DATE : 12/9/02

LION LAND BERHAD

A Member of The Lion Group (415-D)

LAPORAN TAHUNAN

2002

ANNUAL REPORT

CONTENTS

The inner pages are printed on paper produced by
Sabah Forest Industries Sdn Bhd, a member of The Lion Group.

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that the Seventy-Second Annual General Meeting of LION LAND BERHAD will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Thursday, 19 December 2002 at 2.00 pm for the following purposes:

AGENDA

1. To receive and adopt the Directors' Report and Audited Financial Statements for the financial year ended 30 June 2002. — Resolution 1

2. To approve the payment of a first and final dividend of 0.1% less 28% Malaysian Income Tax. — Resolution 2

3. To approve the payment of Directors' fees amounting to RM104,000 (2001: RM98,000). — Resolution 3

4. To re-elect Directors:

   In accordance with Article 98 of the Company's Articles of Association, the following Directors retire by rotation and, being eligible, offer themselves for re-election:

   Y. Bhg. Dato' Kamaruddin @ Abas bin Nordin — Resolution 4
   Mr Cheng Yong Liang — Resolution 5

5. To re-appoint Auditors to hold office until the conclusion of the next annual general meeting and to authorise the Directors to fix their remuneration. — Resolution 6

6. Special Business

   To consider and if thought fit, pass the following resolution as an ordinary resolution:

   Ordinary Resolution – Authority to Directors to issue shares

   "That pursuant to Section 132D of the Companies Act, 1965 and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued capital of the Company for the time being and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company." — Resolution 7

7. To transact any other business for which due notice shall have been given.

DIVIDEND ENTITLEMENT

NOTICE IS ALSO HEREBY GIVEN that a depositor shall qualify for entitlement to the dividend only in respect of:

a) shares deposited into the depositor's securities account before 12.30 pm on 18 December 2002 in respect of shares exempted from mandatory deposit;

b) shares transferred into the depositor's securities account before 12.30 pm on 20 December 2002 in respect of ordinary transfers; and

c) shares bought on the Kuala Lumpur Stock Exchange on a cum entitlement basis according to the Rules of the Kuala Lumpur Stock Exchange.

The dividend, if approved, will be paid on 31 December 2002 to shareholders on the Register of Members and the Record of Depositors of the Company at the close of business on 20 December 2002.

By Order of the Board

WONG PHOOI LIN
YASMIN WEILI TAN BT ABDULLAH @ TAN WEE LI
Secretaries

Kuala Lumpur
26 November 2002

Notes:

1. Proxy

   - A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or the hand of an officer or an attorney duly authorised.

   - An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.

   - The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.

2. Resolution 7 - Authority to Directors to issue shares

   This authorisation will empower the Directors of the Company to issue shares in the Company up to an amount not exceeding in total 10% of the issued capital of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next annual general meeting of the Company.

STATEMENT ACCOMPANYING NOTICE OF ANNUAL GENERAL MEETING

I. **Directors standing for re-election at the Seventy-Second Annual General Meeting of the Company**

- Pursuant to Article 98 of the Company's Articles of Association
  (Retirement by Rotation)

  Y. Bhg. Dato' Kamaruddin @ Abas bin Nordin
  Mr Cheng Yong Liang

- Further details of Directors standing for re-election are set out in the Directors' Profile appearing on pages 5 to 8 of this Annual Report.

II. **Details of attendance of Directors at Board Meetings**

There were five (5) Board Meetings held during the financial year ended 30 June 2002. Details of attendance of the Directors are set out in the Directors' Profile appearing on pages 5 to 8 of this Annual Report.

III. **Place, date and time of the Seventy-Second Annual General Meeting**

The Seventy-Second Annual General Meeting of the Company will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Thursday, 19 December 2002 at 2.00 pm.

CORPORATE INFORMATION

Board of Directors	: Y. Bhg. Tan Sri Dato' Musa bin Hitam *(Chairman)* Y. Bhg. Datuk Cheng Yong Kim *(Managing Director)* Y. Bhg. Tan Sri Datuk Asmat bin Kamaludin Y. Bhg. Dato' Dr Mohd Shahari Ahmad Jabar Y. Bhg. Dato' Kamaruddin @ Abas bin Nordin Mr Cheng Yong Liang Mr Heah Sieu Lay
Secretaries	: Ms Wong Phooi Lin Puan Yasmin Weili Tan bt Abdullah @ Tan Wee Li
Company No.	: 415-D
Registered Office	: Level 46, Menara Citibank 165 Jalan Ampang 50450 Kuala Lumpur Tel. Nos. : 03-21622155, 21613166 Fax No. : 03-21623448 Homepage: http://www.lion.com.my
Share Registrar	: Secretarial Communications Sdn Bhd Level 47, Menara Citibank 165 Jalan Ampang 50450 Kuala Lumpur Tel. Nos. : 03-21622155, 21613166 Fax No. : 03-21623448
Auditors	: Deloitte KassimChan Level 19, Uptown 1 1 Jalan SS 21/58 Damansara Uptown 47400 Petaling Jaya
Principal Bankers	: OCBC Bank (Malaysia) Berhad EON Bank Berhad Affin Merchant Bank Berhad RHB Sakura Merchant Bankers Berhad
Stock Exchange Listing	: Kuala Lumpur Stock Exchange
Stock Name	: LIONLND
KLSE Stock No.	: 4235
Reuters Code	: LLBM.KL
ISIN Code	: MYL4235OO007

DIRECTORS' PROFILE

Tan Sri Dato' Musa bin Hitam
Chairman, Independent Non-Executive Director

Aged 68, Y. Bhg. Tan Sri Dato' Musa bin Hitam, a Malaysian, received his Bachelors degree from the University of Malaya and his Masters degree from the University of Sussex. He has since been awarded with various honours, including Honorary Doctorate from the University of Sussex and Universiti Sabah Malaysia, and fellowships from the Malaysian Institute of Management and the Centre For International Affairs, Harvard University.

Y. Bhg. Tan Sri Musa has held various posts at international level at various times. These included membership of the Commonwealth Ministers Action Group during which he visited Nigeria, Pakistan, Fiji, The Gambia and Sierra Leone. During the year, Y. Bhg. Tan Sri Musa led the Commonwealth Observer Group to the Pakistan General Elections that was held in September-October 2002.

Before becoming Malaysia's fifth Deputy Prime Minister and Minister of Home Affairs from 1981 to 1986 respectively, Y. Bhg. Tan Sri Musa was Senior Lecturer at the University of Malaya, Chairman of Federal Land Development Authority, Deputy Minister of Trade and Industry, Minister of Primary Industries and Minister of Education. Between 1990 and 1991, he was Malaysia's Special Envoy to the United Nations and since 1995, he has been the Prime Minister's Special Envoy to the Commonwealth Ministerial Action Group. Y. Bhg. Tan Sri Musa also led the Malaysian delegation to the United Nations Commission on Human Rights from 1993 to 1998 and was elected Chairman of the Commission in 1995.

At the national level, Y. Bhg. Tan Sri Musa had served as the Chairman of the Malaysian National Commission on Human Rights from 2000 to 2002. Y. Bhg. Tan Sri Musa is a member of the United Malays National Organisation and has held various positions within the party up to Deputy President until 1987.

Y. Bhg. Tan Sri Musa was appointed Chairman of the Board on 10 August 1995 and is also the Chairman of the Company's Nomination Committee. He attended three (3) of the five (5) Board Meetings of the Company held during the financial year ended 30 June 2002. For the two (2) meetings that he was absent apologies were extended.

Apart from the Company, Y. Bhg. Tan Sri Musa is also the Chairman of Kumpulan Guthrie Berhad, a public listed company.

Datuk Cheng Yong Kim
Managing Director, Non-Independent Executive Director

Aged 52, Y. Bhg. Datuk Cheng Yong Kim, a Singaporean, obtained his Bachelor of Business Administration (Honours) degree from University of Singapore in 1971.

Y. Bhg. Datuk Cheng has more than 25 years of experience in the business operations of the Lion Group encompassing steel, motor, tyre and chemical, computer and communications, brewery, retail, distribution and trading, agricultural products and property and community development. For a period of 7 years from 1988 to 1995, he was the Managing Director of Lion Fasteners Sdn Bhd, a company engaged in the business of manufacturing bolts and nuts. In 1990, he took up the role of President in P T Lion Metal Works Tbk, a manufacturer of steel furniture, building material and stamping products in Indonesia. He resigned from Lion Fasteners Sdn Bhd in 1995 to take on the position of Managing Director of the Company. In 1996, he was appointed the Executive Director of the Ceemax and the Likom group of companies which are involved in the manufacturing and marketing of computers, monitors and peripherals.

Y. Bhg. Datuk Cheng was appointed as Managing Director of the Company on 16 January 1995 and is a member of the Company's Remuneration Committee.

His other directorships in public companies are as follows:

- Director of Angkasa Marketing Berhad and Lion Corporation Berhad, both public listed companies
- Director of Hy-Line Berhad, a public company

Datuk Cheng Yong Kim (Continued)

Y. Bhg. Datuk Cheng has a direct shareholding of 591,586 ordinary shares of RM1.00 each and an indirect shareholding of 329,155,407 ordinary shares of RM1.00 each in the Company. He was also granted the options to subscribe for 175,000 ordinary shares of RM1.00 each in the Company pursuant to its Executive Share Option Scheme. Y. Bhg. Datuk Cheng is deemed to be interested in the subsidiary companies of the Company by virtue of his substantial interest in the Company. He also has interest in certain companies which conduct similar business with the Company in the property development sector.

Y. Bhg. Datuk Cheng is the nephew of Y. Bhg. Tan Sri Cheng Heng Jem, a major shareholder of the Company and Y. Bhg. Datuk Cheng's brother, Mr Cheng Yong Liang, is also a Director of the Company.

During the financial year, Y. Bhg. Datuk Cheng attended all five (5) Board Meetings held.

Tan Sri Datuk Asmat bin Kamaludin
Independent Non-Executive Director

Aged 58, Y. Bhg. Tan Sri Datuk Asmat bin Kamaludin, a Malaysian, obtained his Bachelor of Arts (Honours) degree in Economics from University of Malaya in 1966.

Y. Bhg. Tan Sri Asmat has served in the Ministry of Trade and Industry, now known as the Ministry of International Trade and Industry ("MITI") for a period of approximately 35 years. During his tenure in the Civil Service, Y. Bhg. Tan Sri Asmat has served on the board of various companies and corporations as MITI's representative, including Heavy Industries Corporation of Malaysia, Malaysian Technology Development Corporation, Multimedia Development Corporation, Permodalan Nasional Berhad, Perbadanan Usahawan Nasional Berhad, National Productivity Corporation, Malaysia External Trade Development Corporation, Small and Medium Industries Development Corporation and Perbadanan Johor. Between 1973 to 1976, he held the position of Senior Economic Counsellor to the European Community in Brussels. Y. Bhg. Tan Sri Asmat was appointed as Secretary General of MITI in May 1992 and held the position till his retirement on 18 January 2001.

At international level, Y. Bhg. Tan Sri Asmat has also served in committees of different international organisations such as Asian Pacific Economy Cooperation, Association of South East Asian Nations and World Trade Organisation.

Y. Bhg. Tan Sri Asmat was appointed to the Board on 26 February 2001 and is the Chairman of the Company's Audit Committee and Remuneration Committee. He is also a member of the Nomination Committee of the Company.

His other directorships in public companies are as follows:

- Chairman of UMW Holdings Berhad and Matsushita Electric Company (Malaysia) Berhad
- Director and Vice Chairman of YTL Cement Berhad
- Director of Hong Leong Properties Berhad, Shangri-La Hotels Malaysia Berhad, Malaysian Pacific Industries Berhad, Carlsberg Brewery Malaysia Berhad, Commerce-Asset Holding Berhad and Permodalan Nasional Berhad

Save for Permodalan Nasional Berhad, all the above companies are public listed companies.

During the financial year, Y. Bhg. Tan Sri Asmat attended all five (5) Board Meetings held.

Dato' Dr Mohd Shahari Ahmad Jabar
Non-Independent Non-Executive Director

Aged 66, Y. Bhg. Dato' Dr Mohd Shahari Ahmad Jabar, a Malaysian, graduated with a Bachelor of Arts degree from the University of Malaya in 1960. He was awarded a Dutch Government Fellowship in 1970 and obtained his Masters (Social Sciences) degree from the International Institute of Social Studies, Hague, Holland in 1972. In 1974, he was awarded the Fullbright-Hays Fellowship and obtained his PH.D (Political Science) from the University of Hawaii, United States of America in 1978. In 1990, on the nomination of the Government of Malaysia, he attended the Advance Management Program at the Harvard Business School, Boston, United States of America.

Dato' Dr Mohd Shahari Ahmad Jabar (Continued)

Upon graduation in 1960, Y. Bhg. Dato' Shahari was made an Assistant District Officer in the District of Kuala Selangor and was transferred to the District of Kuala Lumpur in 1963. He was then made Secretary of Public Services Commission, Sarawak and Sabah from 1964 to 1966. In 1967, he was appointed as an Assistant Secretary at the Prime Minister's Department until 1968. He was later appointed as Deputy Director of the Malaysian Centre for Development Studies from 1968 to 1970. Upon completion of his Masters, he became the Deputy Secretary at the Ministry of National Department until 1974. In 1978, he was appointed Director of the National Institute of Public Administration on completion of his PH.D and from 1984 to 1990 as Director of Asian and Pacific Development Centre. Prior to his retirement in 1991, he was the Deputy Director-General at the Public Services Department.

Y. Bhg. Dato' Shahari was appointed to the Board on 25 January 1996. His other directorships in public companies are as follows:

- Deputy Chairman of Allianz General Insurance Malaysia Berhad, a public listed company
- Chairman of Allianz Life Insurance Malaysia Berhad, a public company
- Director of Malaysian Resources Corporation Berhad and Sistem Televisyen Malaysia Berhad, both public listed companies
- Director of Amanah Property Trust Managers Berhad and Amanah SSCM Asset Management Berhad, both public companies

He attended all five (5) Board Meetings held during the financial year ended 30 June 2002.

Dato' Kamaruddin @ Abas bin Nordin
Non-Independent Non-Executive Director

Aged 64, Y. Bhg. Dato' Kamaruddin @ Abas bin Nordin, a Malaysian, graduated from the University of Canterbury, New Zealand in 1966 with a Master of Arts degree majoring in Economics.

He joined the Malaysian Civil Service upon his graduation and served the Government until his retirement in 1993. During his tenure in the Civil Service, he held various senior positions, among them as Director, Bumiputra Participation and Industries Divisions in MITI from 1966 to 1980. Between 1980 to 1990, he held the position of Deputy Secretary-General (Development) in the Ministry of Works. He retired in 1993 where his last position held was the Director-General, Registration Department, Ministry of Home Affairs.

Y. Bhg. Dato' Kamaruddin was appointed to the Board on 20 July 1994 and is a member of the Company's Nomination Committee and Remuneration Committee.

He is a Director of APM Automotive Holdings Berhad and Tan Chong Motor Holdings Berhad, both public listed companies.

Y. Bhg. Dato' Kamaruddin has a direct shareholding of 2,000 ordinary shares of RM1.00 each in the Company. He was also granted the options to subscribe for 79,000 ordinary shares of RM1.00 each in the Company pursuant to its Executive Share Option Scheme.

He attended all five (5) Board Meetings held during the financial year ended 30 June 2002.

Cheng Yong Liang
Non-Independent Non-Executive Director

Aged 45, Mr Cheng Yong Liang, a Singaporean, holds a Diploma in Building from Singapore Polytechnic and a Bachelor of Science degree in Business Administration from the University of San Francisco.

Mr Cheng has been with the Lion Group for 17 years. He is primarily involved in the Property Division of the Lion Group.

Apart from his appointment as Director in the Company on 6 April 1994, he is also a Director of Syarikat Pekan Baru Kemajuan Berhad, a public company.

Mr Cheng is the Chairman of the Company's Option Committee and has a direct shareholding of 63,840 ordinary shares of RM1.00 each in the Company.

Mr Cheng is the nephew of Y. Bhg. Tan Sri Cheng Heng Jem, a major shareholder of the Company and Mr Cheng's brother, Y. Bhg. Datuk Cheng Yong Kim, is the Managing Director of the Company.

He attended all five (5) Board Meetings held during the financial year ended 30 June 2002.

Heah Sieu Lay
Non-Independent Non-Executive Director

Aged 49, Mr Heah Sieu Lay, a Malaysian, holds a Bachelor of Arts (Honours) degree in Accountancy from City of London Polytechnic, London. He is also an Associate Member of the Institute of Chartered Accountants in England and Wales.

Mr Heah is currently the Group Executive Director of the Lion Group responsible for corporate planning and finance. Prior to joining the Lion Group in 1998, he was the Managing Director of RHB Sakura Merchant Bankers Berhad ("RHB Sakura") with extensive experience in the field of corporate finance after having served RHB Sakura for 15 years.

Mr Heah was appointed to the Board on 6 June 2001 and is a member of the Company's Audit Committee. He is also the Managing Director of Chocolate Products (Malaysia) Berhad, a public listed company.

He attended three (3) of the five (5) Board Meetings of the Company held during the financial year ended 30 June 2002.

Save as disclosed, none of the Directors has (i) any interest in the Company or its subsidiary companies; (ii) any family relationship with any Director and/or major shareholder of the Company; (iii) any conflict of interest with the Company; and (iv) any conviction for offences within the past 10 years other than traffic offences.

CORPORATE GOVERNANCE STATEMENT

The Board of Directors of Lion Land Berhad ("the Board") recognises the importance of practising good corporate governance and fully supports the recommendation of the Malaysian Code on Corporate Governance ("the Code"). The Board is committed in ensuring that the highest standard of corporate governance is practised throughout the Group as a fundamental part of discharging its responsibilities to direct the businesses of the Group towards enhancing business prosperity and corporate accountability.

These principles and best practices have been applied throughout the financial year ended 30 June 2002. The Board is pleased to disclose below a description of how the Group has applied the principles of good governance and the extent to which it has complied with the best practices set out in the Code.

1. DIRECTORS

The Board

The Board assumes responsibility for leading and controlling the Group towards realising long term shareholders' values. The Board has the overall responsibility for reviewing and adopting strategic plans for the Group, overseeing the conduct of the Group's businesses, implementing an appropriate system of risk management and ensuring the adequacy and integrity of the Company's system of internal control.

The Board meets on a quarterly basis, with additional meetings convened as necessary. During the financial year ended 30 June 2002, five (5) board meetings were held. Details of attendance by Directors are set out in the profile of the Directors.

Prior to each Board meeting, the members of the Board are each provided with the relevant documents and information to enable them to obtain a comprehensive understanding of the issues to be deliberated upon to enable them to arrive at an informed decision.

Board Balance

The Board comprises seven (7) Directors, of whom six (6) are non-executive. The current Board composition complies with the Listing Requirements of the Kuala Lumpur Stock Exchange ("KLSE"). The profile of the members of the Board are set out on pages 5 to 8 of this Annual Report. The composition of the Board reflects the broad range of experience, skills and knowledge necessary for the effective stewardship of the Group.

There is a clear division of responsibilities between the Chairman and the Managing Director to ensure that there is a balance of power and authority.

Represented on the Board are two (2) independent non-executive Directors who bring their independent judgement to bear on the decision-making process of the Group to ensure that a fully balanced and unbiased deliberation process is in place to safeguard the interests of other stakeholders. As and when a potential conflict of interest arises, it is a mandatory practice for the Directors concerned to declare their interests and abstain from the decision-making process.

To assist in discharging its duties, the Board may form committees delegated with specific authority and which operate under approved terms of reference or guidelines, whenever required.

Supply of Information

The members of the Board in their individual capacity have access to complete information on a timely basis in the form and quality necessary for the discharge of their duties and responsibilities. Besides direct access to management staff, external professional advisers are also made available to render their independent views and advice to the Board, whenever required.

The Directors have access to the advice and services of the Company Secretary, who is responsible for ensuring that Board meeting procedures are followed and that applicable rules and regulations are complied with.

Appointments to the Board

In accordance with best practices in the Code, the Board has established the Nomination Committee. The Nomination Committee is responsible for recommending the right candidates with the necessary skills, experience and competencies to be appointed to the Board and also assessing the effectiveness of the Board and the contribution of each Director. The members and terms of reference of the Nomination Committee are presented on page 16.

All Directors have attended the Mandatory Accreditation Programme and will undergo relevant training on a continuous basis as prescribed by the KLSE.

Re-election

One-third of the Directors retire from office at every annual general meeting but shall be eligible for re-election. All Directors retire from office at least once every three (3) years but shall be eligible for re-election.

2. DIRECTORS' REMUNERATION

The Company has adopted the objective as recommended by the Code in determining the remuneration of Directors so as to ensure that it attracts and retains the Directors needed to run the Company successfully. Directors do not participate in decisions regarding their own remuneration. The responsibilities for developing the remuneration policy and determining the remuneration packages of executive Directors lie with the Remuneration Committee. Nevertheless, it is the ultimate responsibility of the Board to approve the remuneration of these Directors. The members and terms of reference of the Remuneration Committee are presented on page 16.

Directors' fees are endorsed by the Board for approval by shareholders of the Company at annual general meetings.

The details of the remuneration of each Director who served during the financial year ended 30 June 2002 are as follows:

	Fees RM	Salaries & Other Emoluments RM	Total RM
Executive			
Y. Bhg. Datuk Cheng Yong Kim	10,000	150,000	160,000
Non-Executive			
Y. Bhg. Tan Sri Dato' Musa bin Hitam	26,000	24,000	50,000
Y. Bhg. Tan Sri Datuk Asmat bin Kamaludin	20,000	–	20,000
Y. Bhg. Dato' Dr Mohd Shahari Ahmad Jabar	10,000	–	10,000
Y. Bhg. Dato' Kamaruddin @ Abas bin Nordin*	10,000	103,000	113,000
Mr Cheng Yong Liang	10,000	–	10,000
Mr Heah Sieu Lay	18,000	–	18,000
	94,000	127,000	221,000
Total	104,000	277,000	381,000

* *Executive Director of a subsidiary company.*

The number of Directors whose total remuneration fall into the respective bands are as follows:

Range of Remuneration (RM)	Executive	Non-Executive
25,000 & below	–	4
25,001 - 50,000	–	1
50,001 - 100,000	–	–
100,001 - 150,000	–	1
150,001 - 200,000	1	–

3. SHAREHOLDERS

The Group values dialogues with investors. The Group has been practising open discussions with investors/ analysts upon request. In this regard, information is disseminated in strict adherence to the disclosure requirements of the KLSE.

The annual general meeting is the principal forum for dialogue with shareholders. There is an open question and answer session in which shareholders may raise questions regarding the proposed resolutions at the meeting as well as on matters relating to the Group's businesses and affairs. The Chairman and the Board members are in attendance to provide explanations to shareholders' queries.

4. ACCOUNTABILITY AND AUDIT

The Board has established an Audit Committee to oversee the financial reporting and the effectiveness of the internal control of the Group. The Audit Committee comprises three (3) Directors, the majority of whom are independent. The responsibilities and activities of the Audit Committee are set out in the Audit Committee Report on pages 14 and 15.

The Audit Committee met six (6) times during the financial year.

Directors' Responsibility in Financial Reporting

The Directors are satisfied that for the financial year ended 30 June 2002, the financial statements presented give a true and fair view of the state of affairs of the Group and the Company and of the results and cash flows of the Group and the Company. In preparing the financial statements, the Group has applied, on a consistent basis, the applicable approved accounting standards in Malaysia and provisions of the Companies Act, 1965.

Financial Reporting

The Board aims to present a balanced and understandable assessment of the Group's position and prospect through the annual financial statements and quarterly announcements to shareholders. The Board is also responsible for ensuring that the accounting records of the Group are properly kept. The Board discusses and reviews the recommendations proposed by the Audit Committee prior to adoption of the financial statements of the Group and of the Company.

Internal Control

The Board has overall responsibility for maintaining a sound system of internal control, which encompasses financial, operational, compliance controls and risk management. This is necessary for the Group to achieve its objectives within an acceptable risk profile as well as safeguarding shareholders' investment and the Group's assets. These controls can only provide reasonable but not absolute assurance against material misstatement, loss or fraud.

A Risk Management Committee was established during the financial year to assist the Board in identifying and assessing risks and the control measures within the Group to comply with the Listing Requirements of the KLSE and the best practices as set out by the Code.

Relationship with the Auditors

The Board has established a formal and transparent relationship with the auditors. The Audit Committee recommends the appointment of the external auditors and their remuneration. The appointment of the external auditors is subject to the approval of shareholders at the annual general meeting whilst their remuneration is determined by the Board. The role of both the external and internal auditors are further described in the Audit Committee Report.

STATEMENT ON INTERNAL CONTROL

Introduction

The Malaysian Code on Corporate Governance requires listed companies to maintain a sound system of internal control to safeguard shareholders' investments and the Group's assets. Paragraph 15.27(b) of the KLSE's Listing Requirements requires directors of listed companies to include a statement in their annual reports on the state of their internal controls. The KLSE's Statement on Internal Control: Guidance for Directors of Public Listed Companies ("Guidance") provides guidance for compliance with these requirements. Set out below is the Board of Directors' Internal Control Statement, which has been prepared in accordance with the Guidance.

Board Responsibility

The Board recognises the importance of sound internal controls and risk management practices to good corporate governance. The Board affirms its overall responsibility for the Group's system of internal control and risk management, and for reviewing the adequacy and integrity of these systems. However, it should be noted that such systems are designed to manage rather than to eliminate risks that may impede the achievement of the Group's objectives. The systems can therefore only provide reasonable, and not absolute assurance against material misstatements or loss. The system of internal control covers risk management and financial, organisational, operational and compliance controls.

Following the issuance of the Guidance, the Board confirms that there is an on-going process for identifying, evaluating and managing significant risks faced by the Group that has been put in place for the year and up to the date of approval of the Annual Report and financial statements. The process is regularly reviewed by the Board through its Audit Committee and assisted by the Internal Auditors.

Risk Management Framework

The Board is aware that a sound system of internal control should be embedded in the operations of the Group and form part of its culture. In order to bring greater awareness of employees towards risk identification, evaluation, control and monitoring, an external professional firm of consultants was appointed to assist in the formalisation of a Corporate Risk Management Framework for the Group. The framework covers the following initiatives, which were undertaken during the financial year:

- Holding of Risk Awareness Seminars for all operational managers of the Group to inculcate understanding of potential and current risks as faced by the various operating companies within the Group

- Workshops and training were conducted with operational managers to familiarise themselves with the principal risks and controls and the maintenance of a database of such risk profiles based on likelihood of occurrence and magnitude of impact

- Formation of Risk Management Committee ("RMC") at the group level as well as Risk Management Teams at operation level charged with the responsibility of continuously reviewing and maintaining risk profiles identified

Subsequent to the financial year end, presentation was made to the Audit Committee by the chairman of the RMC on key findings of risk profile on a quarterly basis.

The next step in risk management process is the issuance of a Corporate Risk Management manual which will outline the risk management framework for the Group and will offer guidance for all employees on risk management issues.

Control and Monitoring Process

The other key elements of the Group's internal control system are:

- An operational structure with defined lines of responsibility and delegation of authority is in place. A process of hierarchical reporting has been established which provides for a documented and auditable trail of accountability.

- A documented delegation of authority with clear lines of responsibility in identifying the approving authority of various transactions.

- Internal policies and procedures are in place and are regularly updated to reflect changing risks or resolve operational deficiencies. Instances of non-compliance with such policies and procedures are reported thereon by its internal audit function to the Board via the Audit Committee.

- Detailed budgetting process established requiring all business units to prepare budget and business plan on an annual basis.

- Effective reporting systems which expose significant variances against budget and plan are in place to monitor performance. Key variances are followed up by the management and reported to the Board on a quarterly basis.

- The monitoring of control procedures is achieved through management review by the responsible director reporting to the Board. This is complemented by reviews undertaken by the internal audit function on the controls in operation in each individual business units. Regular reports are produced and presented to the Audit Committee which will assess the impact of control issues and review remedial actions implemented by the management.

The system of internal control was satisfactory and has not resulted in any material losses, contingencies or uncertainties that would require disclosure in the Group's Annual Report.

AUDIT COMMITTEE REPORT

COMPOSITION

As at the date of this Annual Report, the composition of the Audit Committee is as follows:

Members

- Y. Bhg. Tan Sri Datuk Asmat bin Kamaludin
  (Chairman, Independent Non-Executive Director)

- Y. Bhg. Tan Sri Dato' Musa bin Hitam
  (Independent Non-Executive Director)

- Mr Heah Sieu Lay
  (Non-Independent Non-Executive Director)

Secretaries

The Joint-Secretaries of Lion Land Berhad, Ms Wong Phooi Lin and Puan Yasmin Weili Tan bt Abdullah @ Tan Wee Li are also Joint-Secretaries of the Audit Committee.

AUTHORITY

The Audit Committee is authorised by the Board to review and investigate any matter within its Terms of Reference. It is authorised to seek any information it requires from any Director or management staff in the discharge of its duties, including seeking external professional advice.

TERMS OF REFERENCE

- To consider the appointment of external auditors and the audit fee

- To discuss with the external auditors, prior to the commencement of audit, the nature and scope of audit and to ensure co-ordination of audit where more than one audit firm is involved

- To review the quarterly announcements to the Kuala Lumpur Stock Exchange and year end annual financial statements before submission to the Board, focusing on:

  - going concern assumption
  - compliance with accounting standards and regulatory requirements
  - any changes in accounting policies and practices
  - significant issues arising from the audit
  - major judgemental areas

- To discuss problems and reservations arising from the interim and final external audits, and any matter the external auditors may wish to discuss (in the absence of management, where necessary)

- To review the external auditors' management letter and management's response thereto

- To establish the following with the internal audit function:

  - review the adequacy of scope, functions and resources of the internal audit department and that it has the necessary authority to carry out its work
  - review internal audit programme
  - ensure co-ordination of external audit with internal audit
  - consider the major findings of internal audit investigations and management's response, and ensure that appropriate actions are taken on the recommendations of the internal audit function

- *To monitor related party transactions entered into by the Company and the Group, and to ensure that the Directors report such transactions annually to shareholders via the annual report*
- To review the effectiveness of internal control systems
- *To appraise or assess the members of the internal audit function*

MEETINGS

The Audit Committee meets at least four (4) times a year and additional meetings may be convened as and when deemed necessary. Meetings called to review the quarterly and annual financial statements are held prior to presentation to the Board for approval.

During the financial year under review, six (6) Audit Committee Meetings (including one (1) adjourned meeting) were held. Y. Bhg. Tan Sri Datuk Asmat bin Kamaludin and Y. Bhg. Tan Sri Dato' Musa bin Hitam attended all the meetings whilst Mr Heah Sieu Lay attended all the meetings except one (1), for which apology was extended.

ACTIVITIES

During the financial year, the Audit Committee met to review the quarterly reports and annual financial statements of Lion Land Berhad and its subsidiaries. The Audit Committee has met with the external auditors to discuss and consider the nature and scope of the audit, and significant changes and developments on accounting practices and standards issued by both the Malaysian Accounting Standards Board and International Accounting Standard Body. Also discussed was the management's response to the various issues and internal control weaknesses highlighted by the external auditors. The Audit Committee concurrently reviewed and endorsed the internal audit programme of the Group and deliberated on the internal auditors' findings and recommendations. The various corporate proposals including the Proposed Group Wide Restructuring Scheme were deliberated upon and endorsed for approval by the Board. The Audit Committee also reviewed all recurrent related party transactions ("RRPTs") entered into between the Group and its related parties as mandated by the Shareholders' Mandate for RRPTs obtained from the shareholders on 24 December 2001.

The Audit Committee discharged its duties and responsibilities in accordance with its Terms of Reference.

INTERNAL AUDIT

The internal audit team performed its duties in accordance with its annual audit plan covering review of the internal control systems and operational audit of various subsidiaries. They have also conducted RRPTs reviews to ensure compliance with the Review Procedures as prescribed in the Shareholders' Mandate.

This year, the internal auditors with the oversight of the Audit Committee and Risk Management Committee has facilitated the development and implementation of the Strategic Corporate Risk Scorecard programme in order to ensure the Company's risk management strategies for critical business risks are adequately addressed.

NOMINATION COMMITTEE

Chairman : Y. Bhg. Tan Sri Dato' Musa bin Hitam
(Independent Non-Executive Director)

Members : Y. Bhg. Tan Sri Datuk Asmat bin Kamaludin
(Independent Non-Executive Director)

Y. Bhg. Dato' Kamaruddin @ Abas bin Nordin
(Non-Independent Non-Executive Director)

Terms of Reference :

- To recommend to the Board, candidates for directorships in Lion Land Berhad
- To consider, in making its recommendations, candidates for directorships proposed by the Chief Executive Officer and, within the bounds of practicability, by any other senior executive or any director or shareholder
- To recommend to the Board, directors to fill the seats on Board Committees
- To assist the Board in reviewing on an annual basis, the required mix of skills and experience and other qualities, including core competencies which Non-Executive Directors should bring to the Board
- To assess, on an annual basis, the effectiveness of the Board as a whole, the committees of the Board and the contribution of each individual director, based on the process and procedure laid out by the Board

REMUNERATION COMMITTEE

Chairman : Y. Bhg. Tan Sri Datuk Asmat bin Kamaludin
(Independent Non-Executive Director)

Members : Y. Bhg. Datuk Cheng Yong Kim
(Non-Independent Executive Director)

Y. Bhg. Dato' Kamaruddin @ Abas bin Nordin
(Non-Independent Non-Executive Director)

Terms of Reference :

- To recommend to the Board the remuneration of the Executive Directors in all its form, drawing from outside advice as necessary
- To carry out other responsibilities, functions or assignments as may be defined by the Board from time to time

5 YEARS' GROUP FINANCIAL HIGHLIGHTS

	1998 RM'000	1999 RM'000	2000 RM'000	2001 RM'000	2002 RM'000
Revenue	1,701,362	1,020,419	1,062,750	938,386	1,459,299
Loss before taxation	(33,600)	(63,047)	(97,095)	(470,445)	(195,824)
Loss after taxation	(40,454)	(59,549)	(115,158)	(473,499)	(202,282)
Dividends:					
Rate (%)	0.5	0.1	0.1	0.1	0.1
Amount (Net of tax)	2,136	427	427	427	427
Total assets employed	4,333,268	4,438,859	4,367,764	4,105,568	4,164,773
Shareholders' funds	1,523,218	1,457,544	1,306,485	837,365	643,643
Net tangible assets	1,142,197	1,149,501	1,101,929	644,227	452,812
	Sen	Sen	Sen	Sen	Sen
Net tangible assets per share	193	194	186	109	76
Loss per share	(5.0)	(9.1)	(17.0)	(78.9)	(32.3)


2,000
1,500
1,000
500
0
1998
1999
2000
2001
2002


5,000
4,000
3,000
2,000
1,000
0
1998
1999
2000
2001
2002


200
150
100
50
0
1998
1999
2000
2001
2002


RM Million
2,000
1,500
1,000
500
0
1998
1999
2000
2001
2002

Exterior view of Amsteel Mills' expansion project to produce quality steel bars and wire rods in Banting, Selangor.
Pemandangan luar projek pembesaran Amsteel Mills di Banting, Selangor untuk mengeluarkan batang besi keluli dan rod wayar bermutu.





Fully automated rolling mill for producing quality bars and rods.
Kilang penggulung berautomatik sepenuhnya untuk mengeluarkan batang besi keluli dan rod wayar berkualiti.



Shaft furnace to produce hot briquetted iron (HBI) in Amsteel Mills, Labuan, Sabah.
Relau jalur untuk mengeluarkan besi briket panas (BBP) di Amsteel Mills, Labuan, Sabah.



Close-up of HBI.
Gambaran dekat BBP.





Loads of fun and excitement at Klang Parade.
Kemeriahan dan keseronokan berpanjangan di Klang Parade.





Shop-apartment project at Taman Malim Jaya in Melaka (top), and Pelangi Prima Commercial Park in Klang (bottom), developed by the Group's Property and Construction Division.
Projek kedai-apartmen di Taman Malim Jaya, Melaka (atas), dan Pusat Perdagangan Pelangi Prima di Klang (bawah), dimajukan oleh Bahagian Hartanah dan Pembinaan Kumpulan.

Bagi pihak Lembaga Pengarah, saya dengan sukacitanya membentangkan Laporan Tahunan dan Penyata Kewangan Diaudit Lion Land Berhad bagi tahun kewangan berakhir 30 Jun 2002.

PRESTASI KEWANGAN

Walaupun pemulihan ekonomi sejagat agak lembap, pertumbuhan ekonomi Malaysia terus bertahan dengan KDNK mencatat kadar pertumbuhan sebanyak 3.8% pada suku tahun pertama 2002. Seiringan dengan pertumbuhan ekonomi yang sederhana, Kumpulan berjaya mencatat pemulihan dalam prestasi operasinya.

Bagi tahun tinjauan, Kumpulan melaporkan perolehan dan keuntungan operasi yang lebih tinggi. Perolehan meningkat 50% kepada RM1.5 bilion manakala keuntungan operasi melonjak kepada RM86 juta daripada RM3 juta yang dicatatkan pada tahun lepas. Prestasi yang lebih baik ini berpunca daripada Bahagian Besi Keluli, yang mengalami peningkatan dalam permintaan pasaran serta pengukuhan harga besi keluli. Dengan keuntungan operasi yang lebih tinggi dan peruntukan yang lebih rendah susulan dari cadangan Skim Penyusunan Semula Seluruh Kumpulan ("Cadangan SPSSK"), Kumpulan melaporkan kerugian sebelum cukai yang lebih rendah berjumlah RM196 juta berbanding RM470 juta pada tahun lepas.

PERKEMBANGAN KORPORAT

Berikutan pengumuman Cadangan SPSSK pada 8 Oktober 2001, Kumpulan telah berjaya mendapat kelulusan daripada Kementerian Perdagangan Antarabangsa dan Industri, Jawatankuasa Pelaburan Asing, Bank Negara Malaysia, Suruhanjaya Sekuriti dan para Pemiutang Skim. Cadangan SPSSK kini menunggu kelulusan daripada Bursa Saham Kuala Lumpur, para pemegang saham Syarikat dan syarikat-syarikat Skim dan pihak-pihak berkuasa berkenaan.

Seperti yang dilaporkan pada tahun sebelumnya, Amsteel Mills Sdn Bhd, subsidiari 99% milik Kumpulan, telah memeterai Perjanjian Pertukaran Aset Bersyarat untuk memiliki 100% kepentingan ekuiti dalam Antara Steel Mills Sdn Bhd ("Antara") dari Perbadanan Johor untuk balasan berjumlah RM108.23 juta. Pengambilalihan ini telah disempurnakan pada 10 September 2002.

TINJAUAN OPERASI

Besi Keluli

(RM Juta)	2002	2001
Perolehan	1,288	813
Keuntungan	105	10

Bahagian Besi Keluli merupakan penyumbang utama kepada prestasi Kumpulan pada tahun tinjauan. Perolehan meningkat sebanyak 58% kepada RM1.3 bilion dan bahagian menyumbang kenaikan keuntungan 10 kali ganda berbanding tahun lepas. Keputusan memberangsangkan ini berpunca daripada pengukuhan harga-harga besi keluli dan permintaan pasaran di samping peningkatan dalam kecekapan pengeluaran.

Dengan rangkaian pelanggan dan pembekal yang teguh, kilang besi Kumpulan meraih faedah daripada pemulihan pasaran besi keluli tempatan. Satu-satunya kilang besi yang beroperasi di Lembah Klang, operasi kilang besi di Klang melaporkan prestasi yang memuaskan pada tahun kewangan semasa. Dalam tahun kewangan ini, Bahagian telah melantik Badische Stahl-Engineering GmbH ("BSE") untuk membantu meningkatkan kecekapan pengeluaran. Dengan Latihan dan Perjanjian Pemindahan Pengetahuan dengan BSE, jumlah pembaziran besi buruk yang digunakan dan tenaga berjaya dikurangkan.

Walaupun bersaing sengit dengan para pengeluar Australia, operasi besi briket panas ("BBP") di Labuan mencatat kira-kira 40% peningkatan dalam jumlah jualan dan menyumbang perolehan berjumlah kira-kira RM300 juta. Operasi baru di Johor, menerusi kilang Antara yang beroperasi secara pajakan pada tahun ini, turut menyumbang perolehan dan keuntungan yang lebih tinggi selepas mengambilkira keputusan setahun penuh berbanding hanya keputusan 3 bulan operasi pada tahun lepas.

Hartanah & Pembinaan

(RM Juta)	2002	2001
Perolehan	103	85
Keuntungan	14	20

Bahagian Hartanah & Pembinaan Kumpulan terus menyumbang prestasi memuaskan dalam tahun tinjauan. Perolehan meningkat berikutan bil-bil yang lebih tinggi daripada syarikat pembinaan Bahagian, JOPP Builders Sdn Bhd. Bagaimanapun, Bahagian melaporkan keuntungan yang rendah disebabkan pendapatan daripada ruang sewa yang berkurangan daripada bahagian pengurusan hartanah kita dan serta margin dalam perniagaan pembinaan adalah rendah.

Di bawah pembangunan hartanah, projek-projek perbandaran yang dimajukan oleh Bahagian terus mendapat sambutan hangat. Projek-projek di Klang iaitu Seri Pelangi, projek kedai apartmen 4-tingkat dan Pelangi Indah yang membangunkan kedai dan rumah pangsa kos rendah, hampir habis dijual.

Perkhidmatan & Lain-lain		
(RM Juta)	2002	2001
Perolehan	68	41
Rugi	(30)	(22)

Bahagian Pendidikan Kumpulan, Institut Teknologi Sepang, mencatat perolehan yang lebih tinggi dan kerugian yang lebih rendah pada tahun kewangan. Ini berpunca daripada peningkatan jumlah kemasukan pelajar terutamanya untuk kursus-kursus farmaseutikal dan teknologi maklumat.

Sejajar dengan peraturan perakaunan yang lebih ketat, Kumpulan telah mengambil pendekatan yang lebih berhemah dalam membuat peruntukan untuk pengurangan nilai aset untuk pelaburan-pelaburan kita di China. Ini menyebabkan Bahagian melaporkan kerugian yang lebih tinggi pada tahun ini.

Kumpulan juga mengambil langkah-langkah aktif untuk merangka semula perniagaan-perniagaan yang mengalami kerugian dan bukan teras menerusi pelupusan dan pengecilan operasi.

DIVIDEN

Lembaga Pengarah mengesyorkan dividen pertama dan akhir berjumlah 0.1% (2001: 0.1%) ditolak 28% cukai pendapatan. Jumlah dividen berbayar bersih jika diluluskan di Mesyuarat Agung Tahunan akan datang berjumlah RM0.43 juta (2001: RM0.43 juta).

PROSPEK

Kumpulan menjangkakan cabaran yang lebih besar pada tahun kewangan akan datang. Walaupun pertumbuhan ekonomi tempatan dijangka memuaskan, ekonomi serantau akan terus terjejas berikutan kelembapan ekonomi Amerika Syarikat.

Tertakluk kepada perkara-perkara yang tidak diduga, berikutan dengan kejayaan pelaksanaan Cadangan SPSSK serta pengambilalihan Antara yang telah disempurnakan, Lembaga Pengarah yakin masa depan Kumpulan keseluruhannya dijangka akan terus positif.

LEMBAGA PENGARAH

Dato' Dr Mohd Shahari Ahmad Jabar telah menyuarakan hasrat beliau untuk bersara daripada menjadi Pengarah di Mesyuarat Agung Tahunan akan datang. Saya mengambil kesempatan ini untuk merakamkan penghargaan dan terima kasih kepada beliau atas sumbangan beliau yang tidak ternilai di sepanjang tempoh beliau menjadi Pengarah Syarikat.

PENGHARGAAN

Saya mengambil kesempatan ini untuk mengucapkan terima kasih dan merakamkan penghargaan ikhlas kepada Lembaga Pengarah, pihak pengurusan dan para kakitangan Kumpulan atas sumbangan yang tidak ternilai di sepanjang tahun tinjauan.

Bagi pihak Lembaga Pengarah, saya ingin mengucapkan terima kasih kepada para pelanggan yang dihargai, pemegang saham, pembiaya, sekutu perniagaan dan pihak berkuasa kerajaan dan pihak berkuasa berkenaan atas sokongan dan keyakinan mereka terhadap Kumpulan.

TAN SRI DATO' MUSA BIN HITAM
Pengerusi

On behalf of the Board of Directors, I am pleased to present the Annual Report and Audited Financial Statements of Lion Land Berhad for the financial year ended 30 June 2002.

FINANCIAL PERFORMANCE

Despite the flagging global economic recovery, the Malaysian economy remained resilient with the GDP growing by 3.8% in the first quarter of the year 2002. In tandem with the moderate growth, the Group has managed to record an improvement in its operational performance.

For the year under review, the Group achieved a higher revenue and operating profit. Revenue increased by approximately 50% to RM1.5 billion whilst operating profit increased to RM86 million from RM3 million recorded last year. The improvement was mainly contributed by our Steel Division, which experienced increased market demand and strengthening of steel prices. With higher profit from operations and lower provisions made pursuant to the Proposed Group Wide Restructuring Scheme ("Proposed GWRS"), the Group reported a lower loss before taxation of RM196 million against RM470 million reported last year.

CORPORATE DEVELOPMENTS

Following the announcement by the Group of its Proposed GWRS on 8 October 2001, the Group had successfully obtained approvals from the Ministry of International Trade and Industry, Foreign Investment Committee, Bank Negara Malaysia, Securities Commission and Scheme Creditors. The implementation of the Proposed GWRS is now pending approvals from Kuala Lumpur Stock Exchange, shareholders of the Company and the scheme companies and any other relevant authorities.

As reported in the previous year, Amsteel Mills Sdn Bhd, the Group's 99% owned subsidiary company, had entered into a Conditional Exchange of Assets Agreement to acquire 100% equity interest in Antara Steel Mills Sdn Bhd ("Antara") from Johor Corporation for a consideration of RM108.23 million. The said acquisition was completed on 10 September 2002.

REVIEW OF OPERATIONS

Steel

(RM Million)	2002	2001
Revenue	1,288	813
Profit	105	10

Our Steel Division was the main contributor to the Group's performance for the year under review. Revenue increased by 58% to RM1.3 billion and the Division contributed a ten-fold increase in profit as compared to last year. The commendable results were attributed to the strengthening of steel prices and market demand as well as improvements in production efficiencies.

With its established networks of both customers and suppliers, the Group's steel mill has benefited from the improved domestic steel market. Being the only steel miller located in Klang Valley, our mill operation in Klang reported an encouraging improvement in performance in the current financial year. During the financial year, the Division had engaged the service of Badische Stahl-Engineering GmbH ("BSE") to assist in enhancing production efficiencies. With the Training and Know-How Transfer Agreement with BSE, major improvements have resulted in lower scrap wastage and energy consumption.

Despite stiff competition from Australian producers, our hot briquetted iron ("HBI") operations in Labuan achieved approximately 40% increase in sales volume and contributed about RM300 million in revenue. Our new operations in Johor, under the Antara plant, which was operated under lease during the year, also contributed higher revenue and profit as a result of the inclusion of a full year's results as compared to 3 months in the last financial year.

Property & Construction

(RM Million)	2002	2001
Revenue	103	85
Profit	14	20

The Group's Property & Construction Division continued to contribute favourably to the Group's performance for the year under review. Revenue was higher due to increased billings by the Division's construction arm, JOPP Builders Sdn Bhd. However, lower profit was reported for the Division as margin for the construction business is relatively low coupled with the lower rental income from our property management division.

Under property development, the Division continued to receive good response for its low-end township development projects. Our projects in Klang namely Seri Pelangi project consisting of 4-storey shop apartments, and Pelangi Indah project consisting of shops and low cost flats, were almost fully sold.

Services & Others		
(RM Million)	2002	2001
Revenue	68	41
Loss	(30)	(22)

The Group's education arm, Sepang Institute of Technology, recorded higher revenue and lower loss for the financial year due mainly to an increase in its students intake for the pharmaceutical and information and technology courses.

In line with more stringent accounting regulations, the Group has adopted more prudent approach by making provisions and allowances for diminution in value of its assets for its investments in China. This has resulted in higher losses reported for the Division.

The Group is taking active steps to streamline its various loss-making and non-core businesses through divestment and downsizing.

DIVIDEND

The Board of Directors recommends a first and final dividend of 0.1% (2001: 0.1%) less 28% income tax. Total net dividend payable, if approved at the forthcoming Annual General Meeting, will amount to RM0.43 million (2001: RM0.43 million).

PROSPECTS

The Group is expected to face greater challenges in the next financial year. This is because while growth in the domestic economy is expected to remain favourable, the regional economies will continue to be directly affected by the economic slowdown in the USA.

Barring unforeseen circumstances, the Board is confident that with the successful implementation of the Proposed GWRS and the completion of the acquisition of Antara, the overall outlook for the Group is expected to remain positive.

BOARD OF DIRECTORS

Dato' Dr Mohd Shahari Ahmad Jabar has conveyed his wish to retire as Director at the forthcoming Annual General Meeting. I therefore take this opportunity to express our appreciation and gratitude for his invaluable contributions during his tenure of office as Director of the Company.

ACKNOWLEDGEMENT

I would like to express my sincere appreciation and gratitude to the Board of Directors, the management and staff of the Group for their invaluable contributions throughout this financial year under review.

On behalf of the Board, I wish to thank all our valued customers, shareholders, financiers, business associates and the various governmental and regulatory authorities for their continued support and confidence in the Group.

TAN SRI DATO' MUSA BIN HITAM
Chairman

主席报告

我仅代表董事部，欣然提呈金狮置地有限公司截至 2002 年 6 月 30 日为止的会计年度之常年报告及经审核财务报告。

财务表现

尽管全球经济复苏陷于萎靡不振，马来西亚的经济仍然具有活力，在 2002 年度的首个季度，国内生产总值增长 3.8%。在国民经济中度增长的同时，本集团的营运表现有所改善。

在本会计年度内，本集团的营业额和利润同时增加，营业额增加约 50%，达到 15 亿零吉；而营业利润从上一年度的 300 万零吉增至本年度的 8 千 600 万零吉。主要的改善来自钢铁部门的贡献，其原因是市场对钢铁的需求增加，以及钢铁的价格上升。由于营业利润增加，以及拨充“建议中的集团重组计划”(以下简称“重组计划”)的准备金减少，本集团的税前亏损减少，从上一年度的 4 亿 7 千万零吉减少到本年度的 1 亿 9 千 600 万零吉。

企业发展

在本集团于 2001 年 10 月 8 日宣布其重组计划之后，有关计划成功的获得国际贸易与工业部、外资委员会、马来西亚中央银行、证券委员会以及计划贷权人的批准。上述的“重组计划”还有待吉隆坡股票交易所、本公司的股东、各计划公司的股东以及其他任何有关当局的批准。

诚如去年所提到的，本集团持有 99% 股权的合营制钢私人有限公司（Amsteel Mills Sdn Bhd）和柔佛机构（Johor Corporation）进行一项“有条件交换资产建议”，以 1 亿 823 万零吉的代价，向柔佛机构取得安达拉钢铁厂私人有限公司（Antara Steel Mills Sdn Bhd）（“安达拉”）的 100% 股权。有关收购已经在 2002 年 9 月 10 日完成。

业务检讨

钢铁

百万零吉	2002 年	2001 年
营业额	1,288	813
利润	105	10

我们的钢铁部门，是本集团在本会计年度取得良好表现的主要来源。与上一年度比较，钢铁部的营业额增加 58%，达到 13 亿零吉，利润则增加 10 倍。这种良好的表现，归因于钢铁价格上涨，市场对钢铁的需求增加以及钢铁生产效率改善。

由于同时建立了客户与供应商的网络，本集团的钢铁厂从国内钢铁市场改善中受惠。我们座落于巴生的钢铁厂，也是巴生河流域的唯一钢铁厂，在本会计年度，取得令人鼓舞的业务表现。在本会计年度内，钢铁部取得 Badische Stahl-Engineering GmbH（“BSE”）的服务，以协助提高生产效率。本集团和 BSE 缔结训练与技术转移协议，使到废铁的浪费减少以及节省了对能源的消费。

尽管面对来自澳州生产者的激烈竞争，我们在纳闽岛生产的海绵铁销售量增加了将近 40%，营业额达到约 3 亿零吉。我们在柔佛州的新业务（由安达拉钢铁厂生产），在本会计年度，是以租贷下生产，也导致营业额和利润增加，原因是它包括了全年的业绩，反之上一个会计年度只包括 3 个月的业绩。

产业与建筑

百万零吉	2002 年	2001 年
营业额	103	85
利润	14	20

本集团的产业与建筑业组，继续对集团在本会计年度的表现作出有利的贡献。营业额较高是由于本组的建筑业机构 JOPP Builders Sdn Bhd 的营业额增加。不过，利润却较上一年度低，皆因为建筑业的利润率偏低及租金收入显著减少。

在产业发展方面，本组的中下层镇区发展计划继续得到良好的反应。我们在巴生的发展计划包括 Seri Pelangi 计划和 Pelangi Indah 计划。前者是 4 层楼的商店兼公寓。后者包括商店和廉价组屋。这两项计划的单位几乎已全部售完。

服务业及其他

百万零吉	2002 年	2001 年
营业额	68	41
亏损	(30)	(22)

本组的教育机构学邦工艺学院在本会计年度取得较高的销售收入和蒙受较少的亏损，主要是由于药剂系和资讯与工艺系所招收的学生人数增加。

为了配合更加严格的会计条例，本集团采取更加谨慎的记帐方式，为我们所在中国的投资的资产可能减值拨出准备金和折价。这导致本组报告出现更大的亏损。

本集团采取积极步骤，通过出售投资和缩小规模精简其各项亏损的业务和非核心业务。

股息

董事部建议分发一次过终期股息 0.1%（2001 年度：每股 0.1%），须扣除 28% 所得税。如果在行将召开的常年大会获得批准，派发的净股息总额将是 43 万零吉（2001 年度：43 万零吉）。

展望

本集团预料在未来的一年将面对更大的挑战，这是由于尽管国内的经济处于有利状况，然而区域性经济却直接受到美国经济放缓的影响。

除非有预料不到的因素，董事部对行将实行的重组计划及收购安达拉计划的完成都深具信心，预料将对整个集团的前景有着正面的影响。

董事部

Dato' Dr Mohd Shahari Ahmad Jabar 表示将在行将召开的常年大会上辞去其董事职位。我谨此代表董事部对他在担任董事期间对公司所作出的宝贵贡献表示感谢。

鸣谢

在此，我对于本集团的董事部、管理层及职员，在本会计年度所作出的贡献，表达真诚的感激与谢忱。

我谨代表董事部，感谢我们所有的客户、股东、融资机构、商业伙伴以及各个政府部门和法定机构，继续支持本集团以及对本集团的信心。

主席
TAN SRI DATO' MUSA BIN HITAM

DIRECTORS' REPORT

The Directors of LION LAND BERHAD hereby submit their report and the audited financial statements of the Group and of the Company for the financial year ended 30 June 2002.

PRINCIPAL ACTIVITIES

The Company's principal activities are investment holding and property development.

The principal activities of the subsidiary companies are disclosed in Note 41 to the Financial Statements.

There have been no significant changes in the nature of the activities of the Company and of its subsidiary companies during the financial year.

RESULTS OF OPERATIONS

The results of operations of the Group and of the Company for the financial year are as follows:

	The Group RM'000	The Company RM'000
Profit/(Loss) before tax	(195,824)	18,288
Income tax expense (inclusive of associated companies)	(6,458)	(5,814)
Profit/(Loss) after tax	(202,282)	12,474
Minority interests	10,515	–
Net profit/(loss) for the year	(191,767)	12,474

In the opinion of the Directors, the results of operations of the Group and of the Company during the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature other than the doubtful receivables and loss in value of investments and prior year adjustments as disclosed in Notes 9 and 34 to the Financial Statements, respectively.

DIVIDENDS

A first and final dividend of 0.1%, less tax, amounting to RM427,234 in respect of the previous financial year and dealt with in the previous directors' report was paid by the Company during the current financial year.

The Directors propose a first and final dividend of 0.1%, less tax, amounting to RM427,234 in respect of the current financial year. This dividend is subject to approval by the shareholders at the forthcoming Annual General Meeting of the Company and has not been included as a liability in the financial statements.

RESERVES AND PROVISIONS

There were no material transfers to or from reserves or provisions during the financial year other than those disclosed in the financial statements.

ISSUE OF SHARES AND DEBENTURES

There was no issue of new shares or debentures during the financial year.

EXECUTIVE SHARE OPTION SCHEME

The Executive Share Option Scheme ("ESOS") of the Company became effective on 15 May 2000 and the main features of the ESOS are as follows:

(a) The ESOS shall continue to be in force for a period of 5 years commencing on 15 May 2000, being the date of approval from the Companies Commission of Malaysia, with an option to renew for a further period of 5 years upon the recommendation of the option committee.

(b) The total number of shares available under the ESOS shall not exceed in aggregate 10% of the issued share capital of the Company at any point in time during the existence of the ESOS.

(c) The ESOS is for eligible employees who are executive Directors and executive employees of Lion Land Berhad ("LLB") Group with at least 12 months of service.

(d) The options granted may be exercised at any time during the period commencing on the date of offer of the option and expiring on the date of expiry of the ESOS.

(e) The option price for each RM1.00 share may be at a discount of not more than 10% on the average of the mean market quotation of LLB shares as shown in the Daily Official List issued by the Kuala Lumpur Stock Exchange for the 5 market days immediately preceding the respective dates of offer of the option as recommended by the option committee. Notwithstanding this, the option price per share shall in no event be less than the par value of the share.

(f) The option is non-assignable.

(g) The shares to be allotted under the ESOS shall rank pari passu in all respects with the then existing shares of the Company.

The persons to whom the options have been granted have no right to participate by virtue of the options in any share issue of any other company.

The movements of number of options granted, exercised and lapsed pursuant to the ESOS during the financial year are as follows:

Exercisable from	Subscription price per share RM	Balance as of 1.7.2001	Granted	Exercised	Lapsed	Unissued shares as of 30.6.2002
19.5.2000	1.00	4,506,000	–	–	(750,000)	3,756,000

The exercise period for the options will lapse on 14 May 2005.

OTHER FINANCIAL INFORMATION

Before the income statements and balance sheets of the Group and of the Company were made out, the Directors took reasonable steps:

(a) to ascertain that proper action had been taken in relation to the writing off of bad receivables and the making of allowance for doubtful receivables and had satisfied themselves that no known bad receivables need to be written off and that adequate allowance had been made for doubtful receivables; and

(b) to ensure that any current assets which were unlikely to realise their book values in the ordinary course of business had been written down to their estimated realisable values.

The Group incurred a loss after tax and minority interests of about RM192 million during the financial year ended 30 June 2002. At that date, the current liabilities of the Group exceeded its current assets by about RM1,210 million. As disclosed in Notes 29 and 30 to the Financial Statements, the Group and the Company have ceased servicing certain of its principal borrowings and interest charges. Certain principal bankers have also frozen or withdrawn existing credit facilities of the Group and of the Company.

As stated in the last report, the Board of Directors had approved and announced a proposed groupwide restructuring scheme ("Proposed GWRS") covering the Lion Group, comprising the Company, Amsteel Corporation Berhad ("Amsteel"), Angkasa Marketing Berhad ("Angkasa") and Lion Corporation Berhad ("LCB"). The Proposed GWRS involves the restructuring of the Company and certain of its subsidiary companies' debts (collectively referred to as "Scheme Companies") and rationalisation of the Group structure whereby core businesses would be redefined and non-core businesses would be divested.

The Proposed GWRS pertaining to the Company and its subsidiary companies involves the following proposals:

(i) Reduction of RM0.25 in each of the existing issued and paid-up share capital of RM1.00 in the Company and thereafter consolidation on the basis of 4 ordinary shares of RM0.75 each into 3 ordinary shares of RM1.00 each.

(ii) Acquisition of 83.70% equity interest in Posim Berhad ("Posim") by the Company and Amsteel Mills Sdn Bhd ("Amsteel Mills"), a subsidiary company of the Company, in the proportion of 28% and 72% respectively for a consideration of RM499.42 million from Avenel Sdn Bhd ("Avenel"); a subsidiary company of Amsteel. The effective equity interest of the Company and Amsteel Mills in Posim would be 23.44% and 60.26% respectively.

(iii) Acquisition of 59.47% equity interest in Chocolate Products (Malaysia) Berhad ("CPB") by the Company and Amsteel Mills, in the proportion of 28% and 72% respectively from the Amsteel Group for a consideration of RM201.50 million. The effective equity interest of the Company and Amsteel Mills in CPB would be 16.65% and 42.82% respectively.

(iv) Disposal of 25% equity interest in Avenel to Amsteel for a consideration of RM1.00 and the payment of RM122.05 million by the Company to Amsteel in view of the excess of Avenel's debts over the fair value of Avenel's assets as of 31 December 2001.

(v) Disposal of a wholly-owned subsidiary company, Lion Plaza Sdn Bhd, to Akurjaya Sdn Bhd, a subsidiary company of Amsteel for a total consideration of RM35.66 million.

(vi) The net consideration payable by the LLB Group to the Amsteel Group resulting from proposals (ii) to (iv) above will be netted off against existing debts owing by the Amsteel Group (after taking into account waiver of certain principal portion of the outstanding principal amount) to the restructured LLB Group (which would include 83.70% equity interest in Posim) resulting in a net balance owing by the Amsteel Group to the LLB Group of RM178.27 million. The LLB Group will receive a total of RM33.37 million Amsteel Bonds and cash payment and RM144.90 million in value of new Amsteel shares in settlement of this net inter-company balance of RM178.27 million.

(vii) The LLB Group will receive RM120.60 million Angkasa Bonds and cash payment and RM13.40 million in value of new Angkasa shares for settlement of the net balance of existing inter-company debts owing by the Angkasa Group to the LLB Group of RM134.00 million.

(viii) Issue of RM22.00 million in value of LLB Bonds and cash payment for settlement of inter-company debts owing by the LLB Group to the CPB Group of RM22.00 million.

(ix) Issue of RM131.00 million in value of new LLB shares to the LCB Group for settlement of inter-company debts owing by the LLB Group to the LCB Group of RM131.00 million.

(x) The aggregate amount of RM and USD debts owed by the Scheme Companies to the affected creditors ("Scheme Creditors") (excluding LLB Non-FI Creditors) totalling RM329.49 million and USD51.07 million would be swapped for LLB Bonds and cash payment totalling RM329.49 million and LLB-SPV Consolidated and Rescheduled Debts and cash payment totalling USD51.07 million respectively.

The abovementioned LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts would have 16.83 million free detachable new LLB shares at an assumed price of RM1.00 per share.

(xi) The LLB Non-FI Creditors of RM82.19 million shall be addressed by way of a debt equity conversion involving an issuance of LLB shares at an issue price of RM1.00 per share.

The Company had obtained the approvals of Bank Negara Malaysia ("BNM"), Securities Commission, Foreign Investment Committee, Ministry of International Trade and Industry, Scheme Creditors of the Company and the Scheme Companies. The implementation of the Proposed GWRS is pending the approvals from Kuala Lumpur Stock Exchange, shareholders of the Company and the Scheme Companies and all other participating companies concerned and any other relevant authorities.

The proposed transactions within the Proposed GWRS are inter-conditional to each other.

In addition to the Proposed GWRS, a subsidiary company had applied to the High Court of Malaya ("High Court") during the financial year, for an order to convene meetings of its creditors for the purpose of considering and approving the scheme of arrangement between the subsidiary company and its creditors, comprising financial and non-financial institutional creditors ("Proposed Scheme"). The creditors had approved the Proposed Scheme at the scheme meetings held. The Proposed Scheme is still subject to the approval of BNM, sanction of the High Court for the Proposed GWRS and the Proposed Scheme and any other relevant authorities.

The Directors are of the opinion that the Proposed GWRS and Proposed Scheme referred to above will be successfully implemented. Accordingly, the Directors consider that it is appropriate to prepare the financial statements of the Group and of the Company on a going concern basis. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Group and the Company be unable to continue as a going concern.

Other than as stated above, at the date of this report, the Directors are not aware of any circumstances:

(a) which would require the writting off of bad receivables or render the amount of the allowance for doubtful receivables in the financial statements of the Group and of the Company inadequate to any substantial extent; or

(b) which would render the values attributed to current assets in the financial statements of the Group and of the Company misleading; or

(c) which have arisen which render adherence to the existing method of valuation of assets or liabilities of the Group and of the Company misleading or inappropriate; or

(d) not otherwise dealt with in this report or financial statements which would render any amount stated in the financial statements of the Group and of the Company misleading.

At the date of this report, there does not exist:

(a) any charge on the assets of the Group and of the Company which has arisen since the end of the financial year which secures the liability of any other person; or

(b) any contingent liability of the Group and of the Company which has arisen since the end of the financial year.

Subject to the successful implementation of the Proposed GWRS, no contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may substantially affect the ability of the Group and of the Company to meet their obligations as and when they fall due.

In the opinion of the Directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of operations of the Group and of the Company for the succeeding financial year other than as disclosed in Note 44 to the Financial Statements.

DIRECTORS

The following Directors served on the Board of the Company since the date of the last report:

Tan Sri Dato' Musa bin Hitam
Datuk Cheng Yong Kim
Tan Sri Datuk Asmat bin Kamaludin
Dato' Dr Mohd Shahari Ahmad Jabar
Dato' Kamaruddin @ Abas bin Nordin
Cheng Yong Liang
Heah Sieu Lay

In accordance with Article 98 of the Company's Articles of Association, Y. Bhg. Dato' Dr Mohd Shahari Ahmad Jabar, Y. Bhg. Dato' Kamaruddin @ Abas bin Nordin and Mr Cheng Yong Liang retire by rotation at the forthcoming Annual General Meeting. Y. Bhg. Dato' Kamaruddin @ Abas bin Nordin and Mr Cheng Yong Liang, being eligible, offer themselves for re-election.

DIRECTORS' INTERESTS

The Directors' interest in shares in the Company are as follows:

	Number of ordinary shares			
Direct interest	**Balance as of 1.7.2001**	**Additions**	**Disposals**	**Balance as of 30.6.2002**
Datuk Cheng Yong Kim	591,586	–	–	591,586
Cheng Yong Liang	63,840	–	–	63,840
Dato' Kamaruddin @ Abas bin Nordin	2,000	–	–	2,000
Indirect interest				
Datuk Cheng Yong Kim	330,159,407	–	(904,000)	329,255,407

In addition to the above, the following Directors are deemed to have interest in shares of the Company by virtue of options granted to them pursuant to the ESOS of the Company:

	Options over ordinary shares of RM1.00 each			
	Balance as of 1.7.2001	Granted	Exercised	Balance as of 30.6.2002
Datuk Cheng Yong Kim	175,000	–	–	175,000
Dato' Kamaruddin @ Abas bin Nordin	79,000	–	–	79,000

The Directors' interest in shares in related companies are as follows:

Datuk Cheng Yong Kim	Nominal value per ordinary share	Balance as of 1.7.2001	Number of shares Additions	Disposals	Balance as of 30.6.2002
Direct interest					
Amsteel Corporation Berhad	RM0.50	435,000	–	–	435,000
Angkasa Marketing Berhad	RM1.00	205,650	–	–	205,650
Silverstone Berhad	RM1.00	1,579,260	–	–	1,579,260
Indirect interest					
Akurjaya Sdn Bhd	RM1.00	63,500,000	–	–	63,500,000
Ambang Maju Sdn Bhd	RM1.00	70,000	–	–	70,000
Amsteel Corporation Berhad	RM0.50	453,693,826	–	(3,095,000)	450,598,826
Amsteel Securities (M) Sdn Bhd	RM1.00	155,000,000	–	–	155,000,000
Angkasa Marketing Berhad	RM1.00	87,799,350	–	–	87,799,350
Avenel Sdn Bhd	RM1.00	100,000,000	–	–	100,000,000
Ayer Keroh Resort Sdn Bhd	RM1.00	20,000,000	–	–	20,000,000
Bungawang Sdn Berhad	RM1.00	25,000	–	–	25,000
Chocolate Products (Malaysia) Berhad	RM0.50	232,425,501	–	(409,000)	232,016,501
Crystavel Sdn Bhd	RM1.00	998	–	–	998
Davids Warehousing Sdn Bhd (under voluntary liquidation)	RM1.00	4,080,000	–	–	4,080,000
Dwiwater Sdn Bhd	RM1.00	5,252	–	–	5,252
Hiap Joo Chong Realty Sdn Bhd	RM1.00	1,000,000	–	–	1,000,000
Kobayashi Optical Sdn Bhd	RM1.00	700,000	–	–	700,000
Lion Mahkota Parade Sdn Bhd	RM1.00	1,000,000	–	–	1,000,000
Lion Mutiara Parade Sdn Bhd	RM1.00	6,000,000	–	–	6,000,000
Lion Plantations Sdn Bhd	RM1.00	8,000,000	–	–	8,000,000
Lion Seremban Parade Sdn Bhd	RM1.00	7,000	–	–	7,000
LLB Damai Holdings Sdn Bhd	RM1.00	4,315,385	507,692	–	4,823,077
LLB Enterprise Sdn Bhd	RM1.00	690,000	–	–	690,000
LLB Strategic Holdings Berhad	RM1.00	4,050,000	–	–	4,050,000
Marvenel Sdn Bhd	RM1.00	100	–	–	100
Ototek Sdn Bhd	RM1.00	1,050,000	–	–	1,050,000
Posim Berhad	RM1.00	178,488,171	–	(386,000)	178,102,171
Sabah Forest Industries Sdn Bhd					
- ordinary shares Class 'A'	RM1.00	752,532,412	–	–	752,532,412
- ordinary shares Class 'B'	RM0.10	7,525,324,120	–	–	7,525,324,120

Datuk Cheng Yong Kim	Nominal value per ordinary share	Balance as of 1.7.2001	Number of shares Additions	Disposals	Balance as of 30.6.2002
Indirect interest					
Salient Care Sdn Bhd	RM1.00	1,400,000	–	–	1,400,000
Secom (Malaysia) Sdn Bhd	RM1.00	5,100,000	–	–	5,100,000
Silverstone Berhad	RM1.00	149,228,512	–	(161,070)	149,067,442
Soga Sdn Bhd	RM1.00	4,332,078	–	–	4,332,078
Steelcorp Sdn Bhd	RM1.00	99,750	–	–	99,750
Visionwell Sdn Bhd	RM1.00	16,000,000	–	–	16,000,000
Brewood Investment Pte Ltd	SGD1.00	70	–	–	70
Chocolate Investment Pte Ltd	SGD1.00	4,500,000	–	–	4,500,000
Cornelian Star (S) Pte Ltd	SGD1.00	100	–	–	100
Croydon Investment Pte Ltd	SGD1.00	70	–	–	70
Dawson Investment Pte Ltd	SGD1.00	70	–	–	70
Farringdon Investment Pte Ltd	SGD1.00	70	–	–	70
Holdsworth Investment Pte Ltd	SGD1.00	4,500,000	–	–	4,500,000
Limerick Investment Pte Ltd	SGD1.00	70	–	–	70
Lion Asia Investment Pte Ltd	SGD1.00	27,225,000	–	–	27,225,000
Lion Biotech Pte Ltd	SGD1.00	1,000,000	–	–	1,000,000
Lion Jianmin Pte Ltd	SGD1.00	600	–	–	600
Lion Rubber Industries Pte Ltd	SGD1.00	10,000,000	–	–	10,000,000
Masoni Investment Pte Ltd	SGD1.00	9,500,000	–	–	9,500,000
Parkson Glomart Pte Ltd	SGD1.00	1,000,000	–	–	1,000,000
Parkson Investment Pte Ltd	SGD1.00	10,000,000	–	–	10,000,000
Parkson Management Pte Ltd	SGD1.00	4,500,000	–	–	4,500,000
Parkson Supplies Pte Ltd	SGD1.00	100	–	–	100
Parkson Venture Pte Ltd	SGD1.00	14,800,000	–	–	14,800,000
Silverstone Tyre (S) Pte Ltd	SGD1.00	25,400,080	–	–	25,400,080
Willet Investment Pte Ltd	SGD1.00	45,954,450	–	–	45,954,450
P T Amsteel Securities Indonesia	Rp1,000	9,350,000	–	–	9,350,000
P T Kebunaria	Rp1,000,000	14,000	–	–	14,000
Hamba Research & Development Co Ltd	NT$10.00	980,000	–	–	980,000

	Nominal value per preference share	Balance as of 1.7.2001	Number of shares Additions	Disposals	Balance as of 30.6.2002
Lion Mahkota Parade Sdn Bhd	RM0.01	400,000	–	–	400,000
Lion Mutiara Parade Sdn Bhd	RM0.01	8,400,000	–	–	8,400,000
Hy-Line Berhad	RM1,000	2,490	11	(21)	2,480

	Nominal value per deferred share	Balance as of 1.7.2001	Number of shares Additions	Disposals	Balance as of 30.6.2002
Sabah Forest Industries Sdn Bhd	RM1.00	146,000,000	–	–	146,000,000

Investments in the People's Republic of China	Currency	Balance as of 1.7.2001	Additions	Disposals	Balance as of 30.6.2002
Datuk Cheng Yong Kim					
Indirect interest					
Beijing Future Century E-business Co Ltd	Rmb	600,000	–	–	600,000
Beijing Parkson Light Industry Development Co Ltd	USD	12,700,000	–	–	12,700,000
Beijing Trostel Property Development Co Ltd	USD	6,650,000	–	–	6,650,000
Beijing Vochelle Foodstuff Co Ltd	USD	3,080,000	–	–	3,080,000
Chongqing Wang Yu Parkson Plaza Co Ltd	Rmb	14,000,000	–	–	14,000,000
Dalian Tianhe Parkson Shopping Center Co Ltd	Rmb	60,000,000	–	–	60,000,000
Dong Feng Lion Tyre Co Ltd	Rmb	247,638,417	–	–	247,638,417
Hebei Weiyuan Heilen Bio-Chemical Co Ltd	USD	2,313,982	–	–	2,313,982
Huangshi Heilen Pharmaceutical Co Ltd (under liquidation)	Rmb	45,416,040	–	–	45,416,040
Hubei Jinlongquan Brewery Co Ltd	USD	17,988,000	–	–	17,988,000
Hubei Lion Brewery Co Ltd	USD	17,993,990	–	–	17,993,990
Hunan DEbier Brewery Co Ltd	Rmb	132,000,000	–	–	132,000,000
Jiangsu DEbier Brewery Co Ltd	USD	6,625,001	–	–	6,625,001
Jilin Motor City Park Hotel Co Ltd	Rmb	60,000,000	–	–	60,000,000
Jinlongquan Brewery (Xiaogan) Co Ltd	Rmb	10,000,000	–	–	10,000,000
Lion Brewing Group Co Ltd	USD	12,677,000	–	–	12,677,000
Mianyang Fulin Parkson Plaza Co Ltd	Rmb	15,000,000	–	–	15,000,000
Nanjing Jingyi Casting Co Ltd	USD	6,750,000	–	–	6,750,000
Pingyang Lion Beer Co Ltd	USD	2,585,000	–	–	2,585,000
Shandong DEbier Brewery Co Ltd	Rmb	36,000,000	–	–	36,000,000
Shanghai Lion Food Industry Co Ltd	USD	14,068,200	–	–	14,068,200
Shanghai Lion Plastic Industrial Co Ltd	USD	3,690,000	–	–	3,690,000
Sichuan Hezheng Parkson Plaza Co Ltd	USD	4,168,645	–	–	4,168,645
Tianjin Baden Real Estate Development Co Ltd	USD	5,000,000	–	–	5,000,000
Tianjin Hua Shi Auto Meter Co Ltd	USD	10,878,944	–	–	10,878,944
Wuhan Fortune Motor Co Ltd	USD	6,000,000	–	–	6,000,000
Wuxi Puhua Electroplating Co Ltd	USD	1,225,000	–	–	1,225,000
Wuxi Sanyang Parkson Plaza Co Ltd	USD	10,839,396	–	–	10,839,396
Wuxi Top Absorber Co Ltd	USD	6,600,000	–	–	6,600,000
Xian Lucky King Parkson Plaza Co Ltd	Rmb	16,579,917	–	–	16,579,917
Yangzhou Parkson Plaza Co Ltd	USD	4,281,843	–	–	4,281,843
Zhu Zhou DEbier Brewery Co Ltd	Rmb	81,158,427	–	–	81,158,427

	Nominal value per ordinary share	Balance as of 1.7.2001	Number of shares Additions	Disposals	Balance as of 30.6.2002
Dato' Kamaruddin @ Abas bin Nordin					
Direct interest					
Amsteel Corporation Berhad	RM0.50	32,000	–	–	32,000
Silverstone Berhad	RM1.00	945	–	–	945

Other than as disclosed above, the Directors do not have any other interest in shares of the Company or its related companies during the financial year.

DIRECTORS' BENEFITS

Since the end of the previous financial year, none of the Directors of the Company has received or become entitled to receive any benefit (other than the benefit included in the aggregate amount of emoluments received or due and receivable by Directors as disclosed in the financial statements) by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest except for any benefit which may be deemed to have arisen by virtue of the balances and transactions between the Company and its related companies and certain companies in which certain Directors of the Company and/or its subsidiary companies are substantial shareholders as disclosed in Note 37 to the Financial Statements.

During and at the end of the financial year, no arrangement subsisted to which the Company was a party whereby Directors of the Company might acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate except for the Company's ESOS as disclosed in Note 37 to the Financial Statements.

HOLDING COMPANIES

The immediate holding company is Umatrac Enterprises Sdn Bhd. The Directors regard Amsteel Corporation Berhad as its ultimate holding company. Both the companies are incorporated in Malaysia.

AUDITORS

The auditors, Messrs. Deloitte KassimChan, have indicated their willingness to continue in office.

Signed on behalf of the Board
in accordance with a resolution of the Directors,

DATUK CHENG YONG KIM

CHENG YONG LIANG

Kuala Lumpur,
29 October 2002

REPORT OF THE AUDITORS TO THE MEMBERS OF LION LAND BERHAD

We have audited the accompanying balance sheets as of 30 June 2002 and the related statements of income, cash flows and changes in equity for the year then ended. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved standards on auditing in Malaysia. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the abovementioned financial statements are properly drawn up in accordance with the provisions of the Companies Act, 1965 and the applicable approved accounting standards in Malaysia so as to give a true and fair view of:

  (i) the state of affairs of the Group and of the Company as of 30 June 2002 and of the results of the Group and of the Company and the cash flows of the Group and of the Company for the year ended on that date; and

  (ii) the matters required by Section 169 of the Act to be dealt with in the financial statements and consolidated financial statements; and

(b) the accounting and other records and the registers required by the Act to be kept by the Company and by the subsidiary companies of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' reports of the subsidiary companies, of which we have not acted as auditors, as mentioned under Note 41 to the Financial Statements, being financial statements that have been included in the consolidated financial statements.

We are satisfied that the financial statements of the subsidiary companies that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements, and we have received satisfactory information and explanations as required by us for these purposes.

The auditors' reports on the financial statements of the subsidiary companies were not subject to any qualification and did not include any comment made under Sub-section (3) of Section 174 of the Act.

Without qualifying our opinion, we draw attention to Note 2 to the Financial Statements concerning the financial position of the Group and of the Company and the proposed restructuring scheme involving the Group's and the Company's debts and rationalisation of the Group structure. Notwithstanding the above, the financial statements of the Group and of the Company have been prepared on a going concern basis, the validity of which depends upon the successful implementation of the proposed restructuring scheme. Accordingly, the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Group and the Company be unable to continue as a going concern.

DELOITTE KASSIMCHAN
AF 0080
Chartered Accountants

KEK AH FONG
1880/4/04 (J)
Partner

Petaling Jaya,
29 October 2002

INCOME STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2002

	Note	The Group 2002 RM'000	The Group 2001 RM'000	The Company 2002 RM'000	The Company 2001 RM'000
Revenue	4	1,459,299	938,386	41,422	24,139
Other operating income	5	71,081	5,533	162	98
Net changes in inventories of finished goods and work-in-progress		(28,753)	14,041	–	–
Raw materials and consumables used		(1,098,793)	(731,052)	–	–
Contract costs recognised		(29,375)	(16,022)	–	–
Property development expenditure		(39,309)	(31,208)	(24,981)	(10,069)
Staff costs	5	(82,900)	(65,813)	(4,143)	(4,256)
Directors' remuneration	6	(381)	(371)	(278)	(272)
Depreciation of property, plant and equipment	12	(54,074)	(37,125)	(3,255)	(3,284)
Amortisation of goodwill - net	19	(9,838)	(9,840)	–	–
Amortisation of expenditure carried forward	18	(1,712)	(1,556)	–	–
Other operating expenses	5	(99,614)	(61,990)	(8,942)	(2,791)
Profit/(Loss) from operations		85,631	2,983	(15)	3,565
Finance costs	7	(158,558)	(166,503)	(35,346)	(40,985)
Share in results of associated companies		(23,176)	(6,047)	–	–
Income from other investments	8	55,549	102,822	21,539	36,810
Doubtful receivables and loss in value of investments	9	(155,270)	(403,700)	32,110	(456,504)
Profit/(Loss) before tax		(195,824)	(470,445)	18,288	(457,114)
Income tax expense	10	(6,453)	(3,054)	(5,814)	(800)
Share in tax of associated companies		(5)	–	–	–
Profit/(Loss) after tax		(202,282)	(473,499)	12,474	(457,914)
Minority interests		10,515	5,193	–	–
Net profit/(loss) for the year		(191,767)	(468,306)	12,474	(457,914)
Loss per ordinary share	11	(32.3) sen	(78.9) sen		

The accompanying Notes form an integral part of the Financial Statements.

BALANCE SHEETS

AS OF 30 JUNE 2002

		The Group		The Company	
		2002	2001	2002	2001
ASSETS	Note	RM'000	RM'000	RM'000	RM'000
Property, plant and equipment	12	1,262,264	1,305,531	106,764	109,900
Investment property	13	189,000	189,000	–	–
Property development projects					
- non-current portion	14	153,162	157,957	303	1,155
Investment in subsidiary companies	15	–	–	144,188	144,322
Investment in associated companies	16	60,327	83,508	124	–
Other investments	17	81,981	83,807	46,892	48,892
Expenditure carried forward	18	20,536	13,003	140	296
Goodwill	19	170,295	180,135	–	–
Current Assets					
Property development projects – current portion	14	17,758	22,565	7,273	4,574
Inventories	20	304,501	256,692	7,503	7,802
Amount due by contract customers	21	3,764	3,025	–	–
Trade receivables	22	259,393	185,308	1,262	2,699
Other receivables, deposits and prepayments	23	211,391	141,890	50,678	43,327
Amount owing by ultimate holding company	24	934,358	1,006,891	200,538	107,601
Amount owing by other related companies	24	350,695	341,866	13,384	12,405
Amount owing by subsidiary companies	24	–	–	1,002,271	1,014,806
Amount owing by associated companies	24	34,339	33,209	1,132	2
Deposits, cash and bank balances	25	111,009	101,181	12,124	5,224
		2,227,208	2,092,627	1,296,165	1,198,440
Current Liabilities					
Trade payables	26	231,583	165,085	2,927	3,876
Amount due to contract customers	21	1,037	1,456	–	–
Other payables, deposits and accruals	27	901,233	742,167	74,458	54,217
Amount owing to other related companies	24	142,855	134,212	77,501	73,493
Amount owing to subsidiary companies	24	–	–	250,629	237,252
Amount owing to associated companies	24	17,689	17,064	555	509
Lease and hire-purchase payables	28	150	156	–	–
Short-term borrowings	29	1,959,327	1,972,194	233,625	233,509
Tax liabilities		44,617	47,473	6,375	4,140
Provisions	9	138,850	98,400	138,850	98,400
		3,437,341	3,178,207	784,920	705,396
Net Current Assets/(Liabilities)		(1,210,133)	(1,085,580)	511,245	493,044

(Forward)

	Note	The Group 2002 RM'000	The Group 2001 RM'000	The Company 2002 RM'000	The Company 2001 RM'000
Non-Current And Deferred Liabilities					
Long-term loans	30	43,230	40,000	–	–
Deferred tax liabilities	31	11,327	11,406	3,036	3,036
Lease and hire-purchase payables	28	305	426	–	–
Security deposits		3,528	2,971	–	–
		(58,390)	(54,803)	(3,036)	(3,036)
Minority interests		(25,399)	(35,193)	–	–
Net Assets		643,643	837,365	806,620	794,573
Represented By:					
Issued capital	32	593,380	593,380	593,380	593,380
Reserves	33	50,263	243,985	213,240	201,193
Shareholders' Equity		643,643	837,365	806,620	794,573

The accompanying Notes form an integral part of the Financial Statements.

STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2002

The Group

	Note	Issued capital RM'000	←---- Non-Distributable Reserves ----→ Share premium RM'000	Revaluation reserve RM'000	Translation adjustment account RM'000	Distributable Reserve (Note 33) Unappropriated profit/ (Accumulated loss) RM'000	Total Reserves RM'000	Total/Net RM'000
Balance as of 1 July 2000								
As previously stated		593,380	515,190	62,685	61,356	73,874	713,105	1,306,485
Prior year adjustment	34	–	–	–	–	427	427	427
Restated balance		593,380	515,190	62,685	61,356	74,301	713,532	1,306,912
Currency translation differences		–	–	–	(814)	–	(814)	(814)
Net loss for the year		–	–	–	–	(468,306)	(468,306)	(468,306)
Dividends	35	–	–	–	–	(427)	(427)	(427)
Balance as of 30 June 2001		593,380	515,190	62,685	60,542	(394,432)	243,985	837,365
Currency translation differences		–	–	–	(1,528)	–	(1,528)	(1,528)
Net loss for the year		–	–	–	–	(191,767)	(191,767)	(191,767)
Dividends	35	–	–	–	–	(427)	(427)	(427)
Balance as of 30 June 2002		593,380	515,190	62,685	59,014	(586,626)	50,263	643,643

The Company

	Note	Issued capital RM'000	Non-Distributable Reserve Share premium RM'000	Distributable Reserve (Note 33) *Unappropriated profit/ (Accumulated loss)* RM'000	Total Reserves RM'000	Total/Net RM'000
Balance as of 1 July 2000						
As previously stated		593,380	515,190	143,917	659,107	1,252,487
Prior year adjustment	34	–	–	427	427	427
Restated balance		593,380	515,190	144,344	659,534	1,252,914
Net loss for the year		–	–	(457,914)	(457,914)	(457,914)
Dividends	35	–	–	(427)	(427)	(427)
Balance as of 30 June 2001		593,380	515,190	(313,997)	201,193	794,573
Net profit for the year		–	–	12,474	12,474	12,474
Dividends	35	–	–	(427)	(427)	(427)
Balance as of 30 June 2002		593,380	515,190	(301,950)	213,240	806,620

The accompanying Notes form an integral part of the Financial Statements.

CASH FLOW STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2002

The Group	Note	2002 RM'000	2001 RM'000
CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES			
Loss before tax and minority interests		(195,824)	(470,445)
Adjustments for:			
Doubtful receivables and loss in value of investments (Note 9)		155,270	403,700
Depreciation of property, plant and equipment		54,074	37,125
Share in results of associated companies		23,176	6,047
Unrealised loss/(gain) on foreign exchange – net		(2,315)	4,802
Amortisation of goodwill – net		9,838	9,840
Allowance for doubtful trade and other receivables		10,099	553
Provision for write down in property, plant and equipment		6,427	–
Provision for decline in value of property development projects		2,984	–
Amortisation of expenditure carried forward		1,712	1,556
Expenditure carried forward written off		165	236
Provision for compensation on late delivery		92	246
Property, plant and equipment written off		115	23
Allowance no longer required for:			
Doubtful trade and other receivables		(306)	(156)
Cost to completion for property development projects		(290)	–
Inventories obsolescence		(62)	–
Loss/(Gain) on disposal of property, plant and equipment – net		1,954	(3,029)
Effect on dilution of subsidiary companies (iii)		(65,386)	–
Allowance for inventories obsolescence		459	90
Bad receivables written off		–	93
Interest expense		158,558	166,503
Interest income		(55,804)	(103,032)
Dividend income		(23)	–
Operating Profit Before Working Capital Changes		104,913	54,152
(Increase)/Decrease in:			
Property development projects – current portion		2,021	3,845
Inventories		(48,412)	(9,565)
Amount due by contract customers (net of depreciation of property, plant and equipment of RM Nil (2001: RM63,000))		(739)	796
Trade receivables		(79,515)	23,018
Other receivables, deposits and prepayments		(79,323)	(23,984)
Increase/(Decrease) in:			
Trade payables		114,362	(12,526)
Other payables, deposits and accruals		38,918	16,298
Amount due to contract customers		(419)	103
Movements in translation adjustment account		(34)	(1,983)
Cash Generated From Operations		51,772	50,154
Income tax refunded/(paid)		(9,382)	7,055
Net Cash Generated From Operating Activities		42,390	57,209

(Forward)

The Group	Note	2002 RM'000	2001 RM'000
CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES			
Proceeds from disposal of associated company		–	29,842
Purchase of property, plant and equipment (i)		(9,602)	(13,603)
Proceeds from disposal of property, plant and equipment		10,562	8,596
Additions to expenditure carried forward (net of depreciation of property, plant and equipment of RM4,992,000 (2001: RM Nil))		(4,418)	(260)
Purchase of additional investment in subsidiary company		(300)	(600)
Cash flow from liquidation of subsidiary company net of cash and bank balances (ii)		–	(99)
Purchase of investment in associated company		–	(2,000)
(Increase)/Decrease in:			
Property development projects – non-current portion		4,795	(340)
Amount owing by other related companies		(1,465)	40,766
Amount owing by ultimate holding company		1,503	(463)
Interest received		5,801	4,221
Dividend received		17	–
Net Cash Generated From Investing Activities		6,893	66,060
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES			
Repayment of lease and hire-purchase liabilities		(156)	(222)
Dividend paid to shareholders of the Company		(427)	(427)
Repayment of short-term borrowings		(43,021)	(9,877)
Proceeds from short-term borrowings		–	13,317
Increase/(Decrease) in amount owing to other related companies		(166)	1,801
Increase in amount owing to associated companies		50	–
Upliftment of fixed deposits pledged with licensed banks		204	565
Increase in security deposits received		557	2
Interest paid		(27,933)	(106,455)
Net Cash Used In Financing Activities		(70,892)	(101,296)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(21,609)	21,973
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		(27,391)	(49,382)
Effects of changes in exchange rates		64	18
CASH AND CASH EQUIVALENTS AT END OF YEAR	36	(48,936)	(27,391)

(i) During the financial year, the Group acquired property, plant and equipment with an aggregate cost of RM183,023,000 (2001: RM77,550,000) of which RM29,000 (2001: RM547,000) was acquired under lease and hire-purchase arrangements. Cash payments for the acquisition of property, plant and equipment amounted to RM9,602,000 (2001: RM13,603,000) (net of finance cost of RM13.8 million (2001: RM30.9 million)).

(Forward)

The Group	2002 RM'000	2001 RM'000
(ii) ANALYSIS OF LIQUIDATION OF SUBSIDIARY COMPANY		
Property, plant and equipment	–	36,906
Other receivables, deposits and prepayments	–	474
Cash and bank balances	–	99
Trade payables	–	(9,891)
Other payables, deposits and accruals	–	(7,705)
Amount owing to other related companies	–	(64,325)
Short-term borrowings	–	(1,377)
Long-term loans	–	(14,007)
Goodwill on consolidation	–	53
Minority interests	–	5,336
Net liabilities	–	(54,437)
Reversal of Group's share of net liabilities	–	54,437
	–	–
Less: Cash and bank balances	–	(99)
Cash flow on liquidation	–	(99)
(iii) ANALYSIS OF DILUTION OF SUBSIDIARY COMPANIES		
Property, plant and equipment	148,166	–
Other investments	336	–
Inventories	206	–
Trade receivables	4,607	–
Other receivables, deposits and prepayments	138	–
Amount owing by other related companies	986	–
Trade payables	(47,864)	–
Other payables, deposits and accruals	(169,340)	–
Amount owing to other related companies	(4,517)	–
Short-term borrowings	(117)	–
Goodwill on consolidation	2	–
Minority interests	2,011	–
Net liabilities	(65,386)	–
Reversal of Group's share of net liabilities	65,386	–
Cash flow on dilution	–	–

The accompanying Notes form an integral part of the Financial Statements.

The Company	Note	2002 RM'000	2001 RM'000
CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES			
Profit/(Loss) before tax		18,288	(457,114)
Adjustments for:			
Doubtful receivables and loss in value of investments (Note 9)		(32,110)	456,504
Depreciation of property, plant and equipment		3,255	3,284
Waiver of amount owing by a subsidiary company		6,466	–
Expenditure carried forward written off		165	236
Loss on disposal of a subsidiary company		10	–
Property, plant and equipment written off		51	–
Allowance for doubtful trade and other receivables		–	82
Gain on disposal of property, plant and equipment		(55)	(32)
Interest expense		35,346	40,985
Interest income		(21,646)	(36,876)
Dividend income		(523)	(1,339)
Operating Profit Before Working Capital Changes		9,247	5,730
(Increase)/Decrease in:			
Property development projects – current portion		(2,699)	(3,428)
Inventories		299	–
Trade receivables		1,437	(2,119)
Other receivables, deposits and prepayments		(7,351)	(3,872)
Increase/(Decrease) in:			
Trade payables		(949)	3,508
Other payables, deposits and accruals		(969)	650
Cash Generated From/(Used In) Operations		(985)	469
Income tax paid		(3,433)	(2,184)
Net Cash Used In Operating Activities		(4,418)	(1,715)
CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES			
Purchase of property, plant and equipment		(221)	(229)
Proceeds from disposal of property, plant and equipment		106	32
Additions to expenditure carried forward		(9)	–
Dividend received		377	964
(Increase)/Decrease in:			
Amount owing by subsidiary companies		5,021	(17,192)
Amount owing by other related companies		(431)	(143)
Amount owing by ultimate holding company		(37)	(33)
Property development projects – non-current portion		852	(86)
Interest received		2,676	1,666
Net Cash Generated From/(Used In) Investing Activities		8,334	(15,021)

(Forward)

The Company	Note	2002 RM'000	2001 RM'000
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES			
Repayment of lease and hire-purchase liabilities		–	(49)
Dividend paid to shareholders of the Company		(427)	(427)
Increase/(Decrease) in:			
Amount owing to subsidiary companies		3,606	(1,381)
Amount owing to other related companies		(194)	(1,076)
Amount owing to associated companies		–	(1)
Short-term borrowings		–	19,125
Upliftment of fixed deposits pledged with licensed banks		49	–
Interest paid		(117)	(132)
Net Cash Generated From Financing Activities		2,917	16,059
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		6,833	(677)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		3,997	4,674
CASH AND CASH EQUIVALENTS AT END OF YEAR	36	10,830	3,997

The accompanying Notes form an integral part of the Financial Statements.

1. GENERAL INFORMATION

The Company is a public limited liability company, incorporated and domiciled in Malaysia, and listed on the Main Board of the Kuala Lumpur Stock Exchange.

The Company's principal activities are investment holding and property development.

The principal activities of the subsidiary companies are disclosed in Note 41.

There have been no significant changes in the nature of the activities of the Company and of its subsidiary companies during the financial year.

The total number of employees of the Group and of the Company as of 30 June 2002 were 2,579 (2001: 2,949) and 48 (2001: 45) respectively.

The registered office of the Company is located at Level 46 Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur.

The principal place of business is located at Level 13-14 Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur.

2. BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

The financial statements of the Company have been approved by the Board of Directors for issuance on 29 October 2002.

The financial statements of the Group and of the Company have been prepared in accordance with the provisions of the Companies Act, 1965 and the applicable approved accounting standards of the Malaysian Accounting Standards Board ("MASB"). Such financial statements require the Directors to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

During the financial year, the Group and the Company have adopted MASB 19, Events After the Balance Sheet Date issued by the MASB. The standard, which become operative for financial statements covering periods beginning on or after 1 July 2001, has been applied retrospectively in the financial statements of the Group and of the Company for the current financial year in respect of dividends proposed. The prior period adjustments to reflect the adoption of MASB 19 are explained in Note 34.

The Group incurred a loss after tax and minority interests of about RM192 million during the financial year ended 30 June 2002. At that date, the current liabilities of the Group exceeded its current assets by about RM1,210 million. As disclosed in Notes 29 and 30, the Group and the Company have ceased servicing certain of its principal borrowings and interest charges. Certain principal bankers have also frozen or withdrawn existing credit facilities of the Group and of the Company.

As stated in the last report, the Board of Directors had approved and announced a proposed groupwide restructuring scheme ("Proposed GWRS") covering the Lion Group, comprising the Company, Amsteel Corporation Berhad ("Amsteel"), Angkasa Marketing Berhad ("Angkasa") and Lion Corporation Berhad ("LCB"). The Proposed GWRS involves the restructuring of the Company and certain of its subsidiary companies' debts (collectively referred to as "Scheme Companies") and rationalisation of the Group structure whereby core businesses would be redefined and non-core businesses would be divested.

The Proposed GWRS pertaining to the Company and its subsidiary companies involves the following proposals:

(i) Reduction of RM0.25 in each of the existing issued and paid-up share capital of RM1.00 in the Company and thereafter consolidation on the basis of 4 ordinary shares of RM0.75 each into 3 ordinary shares of RM1.00 each.

(ii) Acquisition of 83.70% equity interest in Posim Berhad ("Posim") by the Company and Amsteel Mills Sdn Bhd ("Amsteel Mills"), a subsidiary company of the Company, in the proportion of 28% and 72% respectively for a consideration of RM499.42 million from Avenel Sdn Bhd ("Avenel"), a subsidiary company of Amsteel. The effective equity interest of the Company and Amsteel Mills in Posim would be 23.44% and 60.26% respectively.

(iii) Acquisition of 59.47% equity interest in Chocolate Products (Malaysia) Berhad ("CPB") by the Company and Amsteel Mills, in the proportion of 28% and 72% respectively from the Amsteel Group for a consideration of RM201.50 million. The effective equity interest of the Company and Amsteel Mills in CPB would be 16.65% and 42.82% respectively.

(iv) Disposal of 25% equity interest in Avenel to Amsteel for a consideration of RM1.00 and the payment of RM122.05 million by the Company to Amsteel in view of the excess of Avenel's debts over the fair value of Avenel's assets as of 31 December 2001.

(v) Disposal of a wholly-owned subsidiary company, Lion Plaza Sdn Bhd, to Akurjaya Sdn Bhd, a subsidiary company of Amsteel for a total consideration of RM35.66 million.

(vi) The net consideration payable by the LLB Group to the Amsteel Group resulting from proposals (ii) to (iv) above will be netted off against existing debts owing by the Amsteel Group (after taking into account waiver of certain principal portion of the outstanding principal amount) to the restructured LLB Group (which would include 83.70% equity interest in Posim) resulting in a net balance owing by the Amsteel Group to the LLB Group of RM178.27 million. The LLB Group will receive a total of RM33.37 million Amsteel Bonds and cash payment and RM144.90 million in value of new Amsteel shares in settlement of this net inter-company balance of RM178.27 million.

(vii) The LLB Group will receive RM120.60 million Angkasa Bonds and cash payment and RM13.40 million in value of new Angkasa shares for settlement of the net balance of existing inter-company debts owing by the Angkasa Group to the LLB Group of RM134.00 million.

(viii) Issue of RM22.00 million in value of LLB Bonds and cash payment for settlement of inter-company debts owing by the LLB Group to the CPB Group of RM22.00 million.

(ix) Issue of RM131.00 million in value of new LLB shares to the LCB Group for settlement of inter-company debts owing by the LLB Group to the LCB Group of RM131.00 million.

(x) The aggregate amount of RM and USD debts owed by the Scheme Companies to the affected creditors ("Scheme Creditors") (excluding LLB Non-FI Creditors) totalling RM329.49 million and USD51.07 million would be swapped for LLB Bonds and cash payment totalling RM329.49 million and LLB-SPV Consolidated and Rescheduled Debts and cash payment totalling USD51.07 million respectively.

The abovementioned LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts would have 16.83 million free detachable new LLB shares at an assumed price of RM1.00 per share.

(xi) The LLB Non-FI Creditors of RM82.19 million shall be addressed by way of a debt equity conversion involving an issuance of LLB shares at an issue price of RM1.00 per share.

The Company had obtained the approvals of Bank Negara Malaysia ("BNM"), Securities Commission, Foreign Investment Committee, Ministry of International Trade and Industry, Scheme Creditors of the Company and the Scheme Companies. The implementation of the Proposed GWRS is pending the approvals from Kuala Lumpur Stock Exchange, shareholders of the Company and the Scheme Companies and all other participating companies concerned and any other relevant authorities.

The proposed transactions within the Proposed GWRS are inter-conditional to each other.

In addition to the Proposed GWRS, a subsidiary company had applied to the High Court of Malaya ("High Court") during the financial year, for an order to convene meetings of its creditors for the purpose of considering and approving the scheme of arrangement between the subsidiary company and its creditors, comprising financial and non-financial institutional creditors ("Proposed Scheme"). The creditors had approved the Proposed Scheme at the scheme meetings held. The Proposed Scheme is still subject to the approval of BNM, sanction of the High Court for the Proposed GWRS and the Proposed Scheme and any other relevant authorities.

The Directors are of the opinion that the Proposed GWRS and Proposed Scheme referred to above will be successfully implemented. Accordingly, the Directors consider that it is appropriate to prepare the financial statements of the Group and of the Company on a going concern basis. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Group and the Company be unable to continue as a going concern.

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Group and of the Company have been prepared under the historical cost convention except for investment property which is stated at Directors' valuation. Certain development properties of subsidiary companies are stated in the Group's financial statements at values reflecting approximately the effective acquisition costs by the Group (group cost) of these assets.

Basis of Consolidation

The Group's financial statements incorporate the financial statements of the Company and of all the subsidiary companies made up to the end of the financial year as listed under Note 41. Subsidiary companies are consolidated using the acquisition method of accounting.

The results of subsidiary companies acquired or disposed of during the financial year are included in the income statement of the Group from the effective date of acquisition or up to the effective date of disposal.

All significant intercompany transactions and balances are eliminated on consolidation.

For the purpose of consolidation, the financial statements of the foreign incorporated subsidiary companies have been translated into Ringgit Malaysia as follows:

Assets and liabilities	-	at closing rate
Share capital	-	at historical rate
Revenue and expenses	-	at average rate

The exchange rates used in the translation are as follows:

	Average rate		Year end rate	
	2002	2001	2002	2001
Currency	RM	RM	RM	RM
1 US Dollar	3.80	3.80	3.80	3.80
1 Singapore Dollar	2.09	2.14	2.14	2.08
1 Chinese Renminbi	0.46	0.46	0.46	0.46

The results of foreign associated companies are translated at the average rate of exchange for the financial year.

All translation gains or losses are taken up and reflected in translation adjustment account under shareholders' equity.

Difference in exchange arising from the retranslation of the opening net investments in foreign subsidiary and associated companies, and from the translation of the results of those companies at the average rate, are taken to shareholders' equity.

Revenue and Revenue Recognition

Revenue of the Group consists of the proportion of the aggregate sales value of property development projects sold attributable to the percentage of development work performed, sales value of land under development and completed property units, proportion of the total contract value attributable to the percentage of construction work performed, sales invoice value of steel and other products net of discounts and returns, tuition fees and other related fees receivable net of scholarship, gross rental income and dividend income receivable from quoted and unquoted investments.

Revenue of the Company consists of gross rental income and dividend income, proportion of the aggregate sales value of property development projects sold attributable to the percentage of development work performed and sales value of land under development and completed property units.

The revenue recognition policies of the Group and the Company are as follows:

(i) Steel Division

Gross invoiced value of goods sold – upon delivery of products and customers acceptance, net of discounts and returns and when the risk and rewards of ownership have passed to the buyer.

(ii) Property Division

Rental income – on accrual basis.

Property development projects – based on the percentage of completion method. The stage of completion is determined based on the proportion of development cost incurred todate against the total estimated cost on projects where the outcome of the projects can be reliably estimated and are in respect of sales where agreements have been finalised by the end of the financial year. All anticipated losses on development projects are fully provided.

Sales of land under development and completed property units – when the agreements are executed.

(iii) Construction Division

Construction contracts – based on the percentage of completion method. The stage of completion is determined based on the proportion of contract costs incurred todate against the total estimated cost on contracts where the outcome of the contracts can be reliably estimated. Any foreseeable loss on contracts are provided for in full.

(iv) Other Divisions

Gross invoiced value of goods sold – upon delivery of products and customers acceptance, net of discounts and returns and when the risk and rewards of ownership have passed to the buyer.

Gross dividend income – where the shareholders' right to receive payment is established.

Tuition fees and other related fees receivable net of scholarship – when services are performed.

Foreign Currency Conversion

Transactions in foreign currencies are converted into Ringgit Malaysia at exchange rates prevailing at the transaction dates or, where settlement has not yet been made at the end of the financial year, at approximate exchange rates prevailing at that date. All foreign exchange gains or losses are taken up in the income statements.

Income Tax

The tax effects of transactions are generally recognised, using the 'liability' method, when such transactions enter into the determination of net income regardless of when they are recognised for tax purposes, to the extent that they are expected to crystalise in the foreseeable future. However, when timing differences give rise to net deferred tax asset, the tax effects are recognised generally on actual realisation.

Property, Plant and Equipment

Property, plant and equipment are stated at cost or valuation less accumulated depreciation and accumulated impairment losses.

The carrying amounts of property, plant and equipment are reviewed at each balance sheet date to determine whether there is any indication of impairment. If such an indication exists, the assets recoverable amounts are estimated. An impairment loss is recognised whenever the carrying amount of an item of property, plant and equipment exceeds its recoverable amount. The impairment loss is charged to the income statements. Any subsequent increase in recoverable amount is reduced by the amount that would have been recognised as depreciation had the write down not occurred.

Gains or losses arising from the disposal of an asset is determined as the difference between the net disposal proceeds and the carrying amount of the asset and is recognised in the income statement.

Depreciation of property, plant and equipment, except freehold land and construction work-in-progress which are not depreciated, is computed on the straight-line method at rates based on the estimated useful lives of the various assets.

The annual depreciation rates are as follows:

Freehold buildings	2 - 4%
Leasehold land and buildings	2 - 5%
Other buildings and improvements	2 - 10%
Plant, machinery and equipment	5 - 20%
Motor vehicles	8 - 20%
Furniture and office equipment	5 - 25%
Computer equipment	10 - 20%
Renovations	2 - 10%

Capitalisation of Finance Cost

Finance cost incurred on the construction of assets which require a substantial period of time to get them ready for their intended use are capitalised and included as part of the related assets. Capitalisation of finance cost will cease when the assets are ready for its intended use.

Leased Assets

Assets under leases which in substance transfer the risks and benefits of ownership of the assets to the Group have been capitalised under property, plant and equipment. The assets and the corresponding lease obligations are recorded at the fair value of the leased assets (which approximate the present value of the minimum lease payments) at the beginning of the respective lease terms. The interest element of lease rentals, calculated using the 'sum of digit' method, is charged to the income statements. Leases which do not meet such criteria are classified as operating leases and the related rentals are charged to the income statements as incurred.

Property, Plant and Equipment Under Hire-Purchase Arrangements

Property, plant and equipment acquired under hire-purchase arrangements are capitalised in the financial statements and the corresponding obligations treated as liabilities. Finance charges are allocated to the income statements to give a constant periodic rate of interest on the remaining hire-purchase liabilities.

Investment Property

Investment property is real property held for long-term purpose for investment potential and for rental income. Investment property is stated at Directors' valuation and is not depreciated. Directors' valuation recognises the value of the investment property based on latest valuation report by an independent firm of professional valuers using the open market value basis. The investment property will be revalued at least once at regular intervals of 5 years with additional valuation in the intervening years where market conditions indicate that the carrying value of the revalued investment is materially different from the market value.

An increase in carrying amount arising from the revaluation of investment property will be credited to shareholders' equity as revaluation reserve. To the extent that a decrease in carrying amount offsets a previous increase that has been credited to revaluation reserve and not subsequently reversed or utilised, it will be charged against that revaluation reserve. In all other cases, a decrease in carrying amount will be charged to income statement. An increase on revaluation directly related to a previous decrease in carrying amount that was charged to income statement will be credited to income statement to the extent that it offsets the previously recorded decrease.

On disposal of a previously revalued investment property, the difference between net disposal proceeds and the net carrying amount will be charged or credited to the income statement.

Subsidiary Companies

Subsidiary companies are those companies in which the Group has power to exercise control over the financial and operating policies so as to obtain benefits from their activities.

Investments in subsidiary companies, which is eliminated on consolidation, is stated in the Company's financial statements at cost less any provision for permanent diminution in value. Where there is an indication of impairment in the value of the assets, the carrying amount of the investment is assessed and written down immediately to its recoverable amount.

A provision is made when the Directors are of the opinion that there is a permanent diminution in value of an investment.

Associated Companies

An associated company is a non-subsidiary company in which the Group or the Company holds as long-term investment not less than 20% of the equity voting rights and in which the Group or the Company is in a position to exercise significant influence in its management.

Investment in associated companies is stated in the Company's financial statements at cost less any provision for permanent diminution in value. The Group's investment in associated companies is accounted for under the equity method of accounting based on audited or management financial statements of the associated companies made up to 30 June 2002. Under this method of accounting, the Group's interest in the post-acquisition profit or loss of the associated companies is included in the consolidated results while dividend received is reflected as a reduction of the investment in the consolidated balance sheet.

A provision is made when the Directors are of the opinion that there is a permanent diminution in value of an investment.

Other Investments

Other investments in quoted and unquoted corporations are stated in both the Group's financial statements and the Company's financial statements at cost or at group cost less provision for diminution in value of investment, if appropriate.

A provision is made when the Directors are of the opinion that there is a permanent diminution in value of an investment.

Expenditure Carried Forward

Expenditure carried forward comprises proprietary technology and patents and development expenditure. Proprietary technology and patents consist of license fee which represents the acquisition cost of the design and manufacture rights while development expenditure represents expenses incurred in the development of new or substantially improved products prior to the commencement of commercial production.

Proprietary technology and patents and development expenditure are amortised systematically over a period of time not exceeding ten years upon commencement of operations or commercial production. These expenses will be written off if future economic benefits relating to these expenses cannot be determined with reasonable certainty.

Goodwill or Negative Goodwill

Goodwill or negative goodwill represents the difference between the purchase consideration for an acquisition and the sum of the fair value of the identifiable net assets at the date of acquisition. It includes goodwill on consolidation and purchased goodwill.

Goodwill or negative goodwill is amortised/credited systematically over the period of time during which the benefits are expected to arise. However, the period of allocation does not exceed twenty-five years.

Goodwill is written down immediately through the income statement if there is a permanent diminution in its value.

Inventories

Completed property units for sale are valued at the lower of cost and net realisable value. Cost is determined using the 'specific identification' method.

Steel and other products are valued at the lower of cost and net realisable value. Cost is determined on the 'weighted average' method. The cost of raw materials comprise the original purchase price plus cost incurred in bringing the inventories to their present locations and conditions. The cost of work-in-progress and finished goods comprise the cost of raw materials, direct labour, direct charges and a proportion of production overheads.

In arriving at net realisable value, due allowance is made for all obsolete and slow moving inventories.

Property Development Projects

Property development projects consist of land held for development, development expenditure and portion of profit attributable to development work performed todate, less applicable progress billings, provision for foreseeable loss and provision for decline in value, if any. Land held for development is stated at cost or at group cost. Development expenditure, which comprises construction and other related development costs including finance costs and administrative overheads relating to the projects, is stated at cost.

Provision for foreseeable loss is made for property development projects based on losses estimated to arise upon the completion of the projects which are already in progress.

Finance costs incurred on the development of property projects are capitalised and included as part of development expenditure. However, capitalisation of finance costs is suspended during extended periods in which active development is interrupted.

Profits on property development projects are recognised, using the percentage-of-completion method, based on progress billings (which approximates cost basis), in respect of sales where agreements have been finalised by the end of the financial year.

Construction Contracts

Construction contracts are stated at cost and portion of profit attributable to contract work performed todate, less applicable progress billings and provision for foreseeable loss, if any. Costs consists of direct materials, labour and direct expenses.

When the outcome of a construction contract can be estimated reliably, revenue and costs are recognised by reference to the stage of completion of the contract activity at the balance sheet date, as measured by the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs. Variations in contract work, claims and incentive payments are included to the extent that they have been agreed with the customers.

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised to the extent of contract costs incurred that it is probable will be recoverable. Contract costs are recognised as expenses in the period in which they are incurred.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Receivables

Trade and other receivables are stated at nominal value as reduced by the appropriate allowances for estimated irrecoverable amounts. Allowance for bad and doubtful receivables is made based on estimates of possible losses which may arise from non-collection of certain receivable accounts while receivables considered to be uncollectible are written off.

Provisions

Provisions are recognised when the Group or the Company has a present legal or constructive obligation as a result of past events, when it is probable that an outflow of resources will be required to settle the obligation, and when a reliable estimate of the amount can be made.

Cash Flow Statements

The Group and the Company adopt the indirect method in the preparation of the cash flow statements.

Cash equivalents are short-term, highly liquid investments with maturities of three months or less from the date of acquisition and are readily convertible to cash with insignificant risks of changes in value.

4. REVENUE

An analysis of revenue is as follows:

	The Group		The Company	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Sales of goods	1,345,795	844,535	–	–
Revenue from:				
Property development	43,953	39,916	32,749	11,525
Construction contracts	30,907	18,141	–	–
Sales of land under development and completed property units	12,177	3,149	–	–
Gross rental income	16,076	23,958	8,150	11,275
Tuition and other related fees	10,368	8,687	–	–
Gross dividend income from:				
Subsidiary companies	–	–	500	1,339
Other investment quoted in Malaysia	23	–	23	–
	1,459,299	938,386	41,422	24,139

5. OTHER OPERATING INCOME/(EXPENSES) AND STAFF COSTS

Other operating income/(expenses) comprise the following:

	The Group		The Company	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Rental of:				
Jetties and leasehold land	(3,850)	(3,850)	–	–
Plant, machinery and equipment	(8,865)	(3,544)	–	–
Premises	(365)	(534)	(156)	(188)
Allowance for doubtful trade and other receivables	(10,099)	(553)	–	(82)
Provision for write down in property, plant and equipment	(6,427)	–	–	–
Provision for decline in value of property development projects	(2,984)	–	–	–
Loss on disposal of property, plant and equipment – net	(1,954)	–	–	–
Rental of premises payable to other related companies	(738)	(838)	–	–
Allowance for inventories obsolescence	(459)	(90)	–	–
Audit fee:				
Current year	(343)	(350)	(36)	(36)
Underprovision in prior year	9	–	–	–
Management fee payable to other related companies	(290)	(313)	–	–
Expenditure carried forward written off	(165)	(236)	(165)	(236)
Property, plant and equipment written off	(115)	(23)	(51)	–
Provision for compensation on late delivery	(92)	(246)	–	–
Loss on foreign exchange:				
Realised	–	(5)	–	–
Unrealised	(38)	(4,802)	–	–
Loss on disposal of a subsidiary company	–	–	(10)	–
Waiver of amount owing by a subsidiary company	–	–	(6,466)	–
Bad receivables written off	–	(93)	–	–
Effect on dilution of subsidiary companies	65,386	–	–	–
Gain on foreign exchange:				
Realised	2,383	2,071	–	–
Unrealised	2,353	–	–	–
Allowance no longer required for:				
Doubtful trade and other receivables	306	156	–	–
Cost to completion for property developments projects	290	–	–	–
Inventories obsolescence	62	–	–	–
Interest income from Housing Development Accounts	255	210	107	66
Bad receivables recovered	46	72	–	–
Gain on disposal of property, plant and equipment - net	–	3,029	55	32

Staff costs include salaries, bonuses, contributions to employees' provident fund, and all other staff related expenses, excluding Directors' remuneration (Note 6).

6. DIRECTORS' REMUNERATION

Directors' remuneration of the Group and of the Company classified by executive and non-executive Directors are as follows:

	The Group		The Company	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Executive Director:				
Salaries and bonuses:				
Datuk Cheng Yong Kim	150	150	150	150
Fees:				
Datuk Cheng Yong Kim	10	10	10	10
	160	160	160	160
Non-executive Directors:				
Salaries, bonuses and allowances:				
Tan Sri Dato' Musa bin Hitam	24	24	24	24
Dato' Kamaruddin @ Abas bin Nordin*	103	99	–	–
Fees:				
Tan Sri Dato' Musa bin Hitam	26	26	26	26
Tan Sri Datuk Asmat bin Kamaludin	20	5	20	5
Dato' Dr Mohd Shahari Ahmad Jabar	10	19	10	19
Dato' Kamaruddin @ Abas bin Nordin	10	10	10	10
Cheng Yong Liang	10	10	10	10
Heah Sieu Lay	18	2	18	2
Ee Beng Guan	–	16	–	16
	94	88	94	88
Total	381	371	278	272

* *Executive Director of a subsidiary company.*

7. FINANCE COSTS

	The Group		The Company	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Interest expense on:				
Term loans	119,762	130,670	21,210	19,959
Bills payable	8,445	5,179	–	–
Advances from other related companies	7,748	8,276	4,202	5,287
Bank overdrafts	12,154	11,712	117	110
Lease and hire-purchase	20	27	–	2
Advances from associated company	46	86	46	86
Advances from subsidiary companies	–	–	9,771	15,521
Related parties	9,951	10,325	–	–
Others	432	228	–	20
	158,558	166,503	35,346	40,985

8. INCOME FROM OTHER INVESTMENTS

	The Group		The Company	
	2002	2001	2002	2001
	RM'000	RM'000	RM'000	RM'000
Interest income from:				
Ultimate holding company	41,790	82,034	18,340	34,010
Other related companies	8,213	16,777	548	1,029
Fixed deposits	2,588	1,848	54	72
Subsidiary companies	–	–	82	171
Related parties	2,722	1,558	2,506	1,467
Others	236	605	9	61
	55,549	102,822	21,539	36,810

9. DOUBTFUL RECEIVABLES AND LOSS IN VALUE OF INVESTMENTS

Doubtful receivables and loss in value of investments comprise:

	The Group		The Company	
	2002	2001	2002	2001
	RM'000	RM'000	RM'000	RM'000
(Allowance)/Allowance no longer required for doubtful receivables on amount owing by ultimate holding company pursuant to the Proposed GWRS (Note 2)	(112,820)	(305,300)	74,560	(305,300)
Provision for:				
Foreseeable loss on proposed disposal of the following investments pursuant to the Proposed GWRS (Note 2):				
Subsidiary company	–	(16,800)	–	(16,800)
Associated company	(40,450)	(81,600)	(40,450)	(81,600)
Other investment	(2,000)	–	(2,000)	–
Diminution in value of investment in associated company	–	–	–	(25,000)
	(42,450)	(98,400)	(42,450)	(123,400)
Realisation in respect of subsidiary company under liquidation in 2001:				
Doubtful receivables	–	(25,224)	–	(25,224)
Bad receivables written off	–	(29,213)	–	(2,580)
Reversal of Group's share of net liabilities	–	54,437	–	–
	–	–	–	(27,804)
	(155,270)	(403,700)	32,110	(456,504)

10. INCOME TAX EXPENSE

Income tax expense for the Group and the Company consists of:

	The Group		The Company	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Current estimated tax payable:				
Current year:				
Malaysian	**(3,290)**	(4,300)	**(2,644)**	(800)
Foreign	**–**	(3)	**–**	–
Over/(Under) provision in prior years	**(3,242)**	407	**(3,170)**	–
Deferred taxation:				
Current year:				
Malaysian (Note 31)	**79**	842	**–**	–
Net	**(6,453)**	(3,054)	**(5,814)**	(800)

Taxation is provided for the Group for 2002 and 2001 despite losses incurred due mainly to certain expenses which are not deductible for tax purposes and losses of certain subsidiary companies which for tax purposes cannot be offset with profits of other subsidiary companies within the Group. The tax provision also takes into account the utilisation of carryforward tax losses and unabsorbed capital allowances totalling about RM4.2 million (2001: RM Nil) to partially set-off the chargeable income that would otherwise be taxable.

The current estimated tax payable of the Company for 2002 and 2001 are mainly in respect of non-business income.

As of 30 June 2002, the Company has tax exempt account amounting to approximately RM21,170,000 (2001: RM21,170,000) arising from waiver of tax payable on chargeable income earned in 1999 under the Income Tax (Amendment) Act, 1999 which, subject to agreement with the tax authorities, is available for distribution as tax exempt dividends. As of 30 June 2002, the Company has not distributed any of its tax exempt income as tax exempt dividends.

As of 30 June 2002, the Group has estimated unutilised carryforward tax losses and unabsorbed capital allowances totalling about RM192 million (2001: RM97 million) which, subject to confirmation by the tax authorities, are available for set-off against future taxable business income of the respective subsidiary companies. The related tax debit will be recognised on actual realisation.

The tax effects relating to the increase in the carrying value of investment property amounting to RM3.1 million are not provided for as there is no intention to dispose of this asset in the foreseeable future.

11. LOSS PER ORDINARY SHARE

Basic

Loss per ordinary share for the Group is computed based on the loss after tax and minority interests of RM191,767,000 (2001: RM468,306,000) and the number of ordinary shares in issue during the financial year of 593,380,035 (2001: 593,380,035).

Diluted

The options over 3,756,000 (2001: 4,506,000) unissued ordinary shares granted to eligible employees pursuant to the Company's ESOS have no dilutive effect as the exercise price is above the average market value of the Company's shares during the financial year ended 30 June 2002. The terms of the unexercised options are set out in Note 32.

12. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

The Group

2002

	COST						
	At beginning of year RM'000	Additions RM'000	Disposals RM'000	Effect on dilution of subsidiary companies RM'000	Write-offs RM'000	Reclassification RM'000	At end of year RM'000
Freehold land	70,626	–	–	(885)	–	–	69,741
Freehold buildings	177,017	44	–	–	–	–	177,061
Leasehold land and buildings under long lease	216,180	204	–	–	–	–	216,384
Leasehold land and buildings under short lease	20,915	20	(3,834)	–	–	5,399	22,500
Other buildings and improvements	1,539	–	–	(1,431)	(28)	–	80
Plant, machinery and equipment	712,695	179,462	(13)	(162,133)	(52)	544	730,503
Motor vehicles	6,316	191	(287)	(259)	–	–	5,961
Furniture and office equipment	23,285	729	(85)	(175)	(72)	–	23,682
Computer equipment	2,835	4	(108)	–	(115)	–	2,616
Renovations	4,014	86	–	–	–	–	4,100
Construction work-in-progress	293,945	2,283	(9,139)	(2,063)	(35)	(5,943)	279,048
Total	1,529,367	183,023	(13,466)	(166,946)	(302)	–	1,531,676

	ACCUMULATED DEPRECIATION						
	At beginning of year RM'000	Charge for the year RM'000	Disposals RM'000	Effect on dilution of subsidiary companies RM'000	Write-offs RM'000	Reclassification RM'000	At end of year RM'000
Freehold buildings	–	870	–	–	–	–	870
Leasehold land and buildings under long lease	43,033	5,915	–	–	–	–	48,948
Leasehold land and buildings under short lease	2,772	637	(507)	–	–	41	2,943
Other buildings and improvements	146	61	–	(157)	(5)	–	45
Plant, machinery and equipment	153,338	48,130	(2)	(18,344)	(47)	–	183,075
Motor vehicles	4,066	924	(279)	(241)	–	(80)	4,390
Furniture and office equipment	16,924	1,924	(74)	(38)	(70)	39	18,705
Computer equipment	1,931	204	(88)	–	(65)	–	1,982
Renovations	1,626	401	–	–	–	–	2,027
Total	223,836	59,066	(950)	(18,780)	(187)	–	262,985

The Group

2002

	NET BOOK VALUE At beginning of year RM'000	NET BOOK VALUE At End of Year — Before provision for write down RM'000	Provision for write down RM'000	After provision for write down RM'000
Freehold land	70,626	69,741	–	69,741
Freehold buildings	177,017	176,191	–	176,191
Leasehold land and buildings under long lease	173,147	167,436	–	167,436
Leasehold land and buildings under short lease	18,143	19,557	–	19,557
Other buildings and improvements	1,393	35	–	35
Plant, machinery and equipment	559,357	547,428	(6,427)	541,001
Motor vehicles	2,250	1,571	–	1,571
Furniture and office equipment	6,361	4,977	–	4,977
Computer equipment	904	634	–	634
Renovations	2,388	2,073	–	2,073
Construction work-in-progress	293,945	279,048	–	279,048
Total	1,305,531	1,268,691	(6,427)	1,262,264

The Company

2002

	COST At beginning of year RM'000	Additions RM'000	Disposals RM'000	Write-offs RM'000	At end of year RM'000
Leasehold land and buildings under long lease	123,458	204	–	–	123,662
Plant, machinery and equipment	2,105	–	–	–	2,105
Motor vehicles	690	–	(145)	–	545
Furniture and office equipment	1,183	13	–	(1)	1,195
Computer equipment	1,114	4	–	(115)	1,003
Renovations	3,826	–	–	–	3,826
Total	132,376	221	(145)	(116)	132,336

	ACCUMULATED DEPRECIATION					NET BOOK VALUE	
	At beginning of year RM'000	Charge for the year RM'000	Disposals RM'000	Write-offs RM'000	At end of year RM'000	At beginning of year RM'000	At end of year RM'000
Leasehold land and buildings under long lease	17,422	2,375	–	–	19,797	106,036	103,865
Plant, machinery and equipment	1,791	210	–	–	2,001	314	104
Motor vehicles	433	114	(94)	–	453	257	92
Furniture and office equipment	874	73	–	–	947	309	248
Computer equipment	403	102	–	(65)	440	711	563
Renovations	1,553	381	–	–	1,934	2,273	1,892
Total	22,476	3,255	(94)	(65)	25,572	109,900	106,764

Current additions to property, plant and equipment of the Group include finance costs on long-term loan amounting to RM13.8 million (2001: RM30.9 million).

Included in property, plant and equipment of the Group are motor vehicles acquired under lease and hire-purchase arrangements with net book values of RM558,000 (2001: RM772,000).

As of 30 June 2002, plant, machinery and equipment of a subsidiary company with carrying values totalling RM4.0 million (2001: RM5.0 million) have been charged to a licensed bank as security for loans granted as mentioned in Note 29.

As of 30 June 2002, the titles to all parcels of leasehold land of the Company and certain parcels of freehold and long leasehold land of subsidiary companies with carrying values totalling RM102,076,000 (2001: RM103,726,000) have not been registered in the name of the Company and the respective subsidiary companies.

As of 30 June 2002, the titles of certain motor vehicles of the Group and of the Company with carrying values totalling RM89,500 (2001: RM212,300) have not been registered in the name of the Group and of the Company.

The depreciation charge is allocated as follows:

	The Group		The Company	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Income statements	54,074	37,125	3,255	3,284
Expenditure carried forward (Note 18)	4,992	–	–	–
Contract cost (Note 21)	–	63	–	–
	59,066	37,188	3,255	3,284

13. INVESTMENT PROPERTY

Investment property of the Group represents freehold land with a shopping complex erected thereon belonging to a subsidiary company.

	2002 RM'000	2001 RM'000
At 1999 valuation	189,000	189,000

The investment property of the Group has been charged to a licensed bank as security for short-term loan (Note 29) and long-term loan (Note 30) granted to the said subsidiary company.

14. PROPERTY DEVELOPMENT PROJECTS

	The Group		The Company	
	2002	2001	2002	2001
	RM'000	RM'000	RM'000	RM'000
Land:				
At cost	40,946	41,451	3,291	3,796
At group cost	67,558	69,994	–	–
Development expenditure:				
At cost	147,271	150,407	29,827	20,904
Total	255,775	261,852	33,118	24,700
Provision for decline in value	(43,978)	(45,253)	–	–
	211,797	216,599	33,118	24,700
Non-current portion	(153,162)	(157,957)	(303)	(1,155)
	58,635	58,642	32,815	23,545
Portion of profit attributable to development work performed todate	34,343	21,185	7,991	4,248
	92,978	79,827	40,806	27,793
Progress billings	(75,220)	(57,262)	(33,533)	(23,219)
Current portion	17,758	22,565	7,273	4,574

The Group considers as current asset that portion of property projects on which development work has commenced and is expected to be completed within the normal operating cycle of one to two years. The portion transferred to current assets includes the related profit attributable to development work performed todate, net of the applicable progress billings and provision for decline in value.

As of 30 June 2002, the titles to certain parcels of land held for development of the Group with carrying values totalling RM5,683,000 (2001: RM5,683,000) have yet to be registered in the name of the subsidiary companies.

As of 30 June 2002, a parcel of land included in the property development projects of the Group with carrying value of RM54,641,000 (2001: RM57,212,000) has been charged to an offshore bank as security for banking facilities granted to an associated company.

15. INVESTMENT IN SUBSIDIARY COMPANIES

	The Company	
	2002	2001
	RM'000	RM'000
Unquoted shares - at cost	312,429	313,071
Provision for diminution in value of investments	(168,241)	(168,749)
	144,188	144,322

During the current financial year, the Company's equity interest in LLB Courts Sdn Bhd ("LLB Courts") was diluted from 100% to 48%. As a result, LLB Courts and its subsidiary company, Secomex Manufacturing (M) Sdn Bhd ("Secomex") have ceased to be subsidiary companies of the Company. LLB Courts is principally an investment and property holding company and Secomex is principally involved in manufacturing and marketing of industrial gases.

As a result of the dilution, the following assets and liabilities of LLB Courts and Secomex at the effective date of dilution (with comparative figures as of 30 June 2001) were deconsolidated from the consolidated balance sheet:

	2002 (At the date of dilution) RM'000	2001 RM'000
Assets and liabilities:		
Property, plant and equipment	148,166	6,756
Other investments	336	336
Inventories	206	111
Trade receivables	4,607	9,462
Other receivables, deposits and prepayment	138	155
Amount owing by other related companies	986	6,993
Cash and bank balances	-	210
Trade payables	(47,864)	(7,669)
Other payables, deposits and accruals	(169,340)	(10,415)
Amount owing to other related companies	(4,517)	(10,232)
Short-term borrowings	(117)	-
Goodwill on consolidation	2	2
Minority interests	2,011	2,011
Net liabilities	(65,386)	(2,280)

The effects of the dilution of subsidiary companies on the financial position of the Group for the current financial year and preceding financial year are as follows:

	2002 (Up to the date of dilution) RM'000	2001 RM'000
Revenue	34,536	11,307
Operating costs	(97,641)	(13,643)
Loss from operations	(63,105)	(2,336)
Finance costs	-	(174)
Loss before tax	(63,105)	(2,510)
Income tax expenses	-	-
Loss after tax	(63,105)	(2,510)
Minority interests	-	1,208
Net loss attributable to shareholders of the Company	(63,105)	(1,302)

During the previous financial year, Huangshi Heilen Pharmaceutical Co Ltd ("Huangshi"), a company incorporated in the People's Republic of China, was under liquidation. Huangshi is a 60% owned subsidiary company of Lion Biotech Pte Ltd which in turn is a 51% owned subsidiary company of the Company. Huangshi was principally involved in the manufacturing and packaging of pharmaceutical products and has ceased operations since 1999.

The effects of the liquidation of subsidiary company on the financial position of the Group are as follows:

	2002 RM'000	2001 (At the date of liquidation) RM'000
Assets and liabilities:		
Property, plant and equipment	–	36,906
Other receivables, deposits and prepayments	–	474
Cash and bank balances	–	99
Trade payables	–	(9,891)
Other payables, deposits and accruals	–	(7,705)
Amount owing to other related companies	–	(64,325)
Short-term borrowings	–	(1,377)
Long-term loans	–	(14,007)
Goodwill on consolidation	–	53
Minority interests	–	5,336
Net liabilities	–	(54,437)

The effects of the abovementioned liquidation on the financial results of the Group are as follows:

	2002 RM'000	2001 (Up to the date of liquidation) RM'000
Revenue	–	177
Operating costs	–	(2,558)
Loss from operations	–	(2,381)
Finance costs	–	(1,784)
Loss before tax	–	(4,165)
Income tax expense	–	–
Loss after tax	–	(4,165)
Minority interests	–	–
Net loss attributable to shareholders of the Company	–	(4,165)

16. INVESTMENT IN ASSOCIATED COMPANIES

	The Group		The Company	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Unquoted investments - at cost (less accumulated amortisation of premium on acquisition of RM181,819 (2001: RM181,819) for the Group)	135,107	134,984	25,632	25,000
Provision for diminution in value of investments	–	–	(25,508)	(25,000)
	135,107	134,984	124	–
Share in post-acquisition results	(74,780)	(51,476)	–	–
	60,327	83,508	124	–

The carrying value of the Group's investment in associated companies is represented by:

	The Group	
	2002 RM'000	2001 RM'000
Share of net assets	60,327	83,508
Premium on acquisition	182	182
Accumulated amortisation of premium	(182)	(182)
	60,327	83,508

Included in the investment in associated companies is exchange gain of RM29,850,000 (2001: RM29,850,000) arising on year end translation of investment in foreign associated companies.

The Group's share in results of certain associated companies have been recognised to the extent of the carrying amount of the investments. The cumulative and current year's unrecognised share of losses amounted to RM170.9 million (2001: RM144.9 million) and RM26.0 million (2001: RM24.1 million) respectively.

17. OTHER INVESTMENTS

	The Group		The Company	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Shares quoted in Malaysia:				
At cost	4,854	4,854	4,823	4,823
Provision for foreseeable loss in value (Note 9)	(2,000)	–	(2,000)	–
	2,854	4,854	2,823	4,823
Shares quoted outside Malaysia:				
At cost	56	56	56	56
Unquoted investments:				
At cost				
Ordinary shares	35,685	35,511	400	400
Preference shares	43,613	43,613	43,613	43,613
Provision for diminution in value of investments	(227)	(227)	–	–
	79,071	78,897	44,013	44,013
Total	81,981	83,807	46,892	48,892
Market value of quoted shares	2,866	2,683	2,861	2,678

The above unquoted preference shares represent 5-year cumulative redeemable preference shares of RM0.01 each in Likom Computer System Sdn Bhd ("LCS"), a related party of the Company. These preference shares were due for redemption on 28 June 2001.

The Company has entered into a conditional agreement on 10 July 2001 with LCS and Likom Electronic Pte Ltd ("LEL") for the deferment of the maturity date for redemption from 28 June 2001 until the earlier of the following dates ("Maturity Date"):

(i) within 21 days from the listing date of LEL on the Singapore Exchange Securities Trading Limited ("SGX-ST"); and

(ii) on 28 December 2002.

Additional securities, which are approximately equivalent in value to the redemption sum, together with compensation for the deferment at the rate of 1.75% per annum above the base lending rate of Malayan Banking Berhad for the period from 29 June 2001 until the Maturity Date, are to be provided as security for the repayment pursuant to the proposed deferment.

The said proposed deferment is pending the approval from the shareholders of the Company.

18. EXPENDITURE CARRIED FORWARD

	The Group		The Company	
	2002	2001	**2002**	2001
	RM'000	RM'000	**RM'000**	RM'000
Proprietary technology and patents and development expenditure at cost:				
At beginning of year	**18,258**	34,704	**1,553**	1,789
Translation difference	**–**	15	**–**	–
Addition during the year	**9,410**	260	**9**	–
Write-offs	**(165)**	(16,721)	**(165)**	(236)
At end of year	**27,503**	18,258	**1,397**	1,553
Cumulative amortisation:				
At beginning of year	**(5,255)**	(7,472)	**(1,257)**	(1,257)
Translation difference	**–**	(8)	**–**	–
Write-offs	**–**	3,781	**–**	–
Amortisation for the year	**(1,712)**	(1,556)	**–**	–
At end of year	**(6,967)**	(5,255)	**(1,257)**	(1,257)
Provision for write down:				
At beginning of year	**–**	(12,704)	**–**	–
Write-offs	**–**	12,704	**–**	–
At end of year	**–**	–	**–**	–
Net	**20,536**	13,003	**140**	296

Addition during the year includes the following expenses:

	The Group	
	2002	2001
	RM'000	RM'000
Depreciation of property, plant and equipment (Note 12)	**4,992**	–

19. GOODWILL

The movements in goodwill are as follows:

	The Group	
	2002	2001
	RM'000	RM'000
Goodwill on consolidation/Purchased goodwill		
At beginning of year	329,897	329,969
Effect on liquidation of a subsidiary company	–	(72)
Effect on dilution of subsidiary companies	(2)	–
At end of year	329,895	329,897
Cumulative amortisation:		
At beginning of year	(87,996)	(74,818)
Effect on liquidation of a subsidiary company	–	19
Amortisation for the year	(13,195)	(13,197)
At end of year	(101,191)	(87,996)
	228,704	241,901
Negative goodwill		
At beginning and end of year	84,147	84,147
Cumulative credit:		
At beginning of year	(22,381)	(19,024)
Credited to income statement for the year	(3,357)	(3,357)
At end of year	(25,738)	(22,381)
	58,409	61,766
Net	170,295	180,135

20. INVENTORIES

Inventories consist of the following:

	The Group		The Company	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Property:				
Completed units for sale (net of allowance for write down of RM5,131,000 (2001: RM7,877,400) for the Group and RM Nil (2001: RM Nil) for the Company)	**20,584**	24,563	**7,503**	7,802
Products at cost:				
Raw materials	**104,995**	50,516	–	–
Work-in-progress	**9,561**	4,210	–	–
Finished goods	**71,327**	105,431	–	–
General and consumable stores	**56,667**	49,779	–	–
Goods-in-transit	**43,444**	23,873	–	–
	285,994	233,809	–	–
Less: Allowance for inventories obsolescence	**(2,077)**	(1,680)	–	–
	283,917	232,129	–	–
Net	**304,501**	256,692	**7,503**	7,802

As of 30 June 2002, the title to a completed unit for sale of the Company with carrying value amounting to RM7,503,000 (2001: RM7,503,000) has yet to be registered in the name of the Company.

21. AMOUNT DUE BY/(TO) CONTRACT CUSTOMERS

Amount due by/(to) contract customers, pertaining to a subsidiary company, consists of the following:

	The Group	
	2002 RM'000	2001 RM'000
Contract cost	**768,290**	727,830
Profit attributable to work performed todate	**31,924**	29,167
Total	**800,214**	756,997
Progress billings	**(796,450)**	(753,972)
Amount due by contract customers	**3,764**	3,025

	The Group	
	2002	2001
	RM'000	RM'000
Contract cost	100,700	113,565
Profit attributable to work performed todate	2,796	4,274
Total	103,496	117,839
Progress billings	(104,533)	(119,295)
Amount due to contract customers	(1,037)	(1,456)

As of 30 June 2002, retentions held by customers for contract works amounted to RM5,686,000 (2001: RM6,307,000).

Current charges to contract cost include the following:

	The Group	
	2002	2001
	RM'000	RM'000
Depreciation of property, plant and equipment (Note 12)	–	63

22. TRADE RECEIVABLES

	The Group		The Company	
	2002	2001	2002	2001
	RM'000	RM'000	RM'000	RM'000
Trade receivables	260,592	185,561	1,414	2,851
Less: Allowance for doubtful receivables	(6,885)	(6,560)	(152)	(152)
	253,707	179,001	1,262	2,699
Retention monies	5,686	6,307	–	–
	259,393	185,308	1,262	2,699
Lease, hire-purchase and loan receivables	18,406	18,523	–	–
Less: Allowance for doubtful receivables	(18,406)	(18,523)	–	–
	–	–	–	–
	259,393	185,308	1,262	2,699

23. OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

	The Group		The Company	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Other receivables, deposits and prepayments	251,248	172,180	76,548	69,138
Less: Allowance for doubtful receivables	(39,745)	(30,290)	(25,811)	(25,811)
Less: Interest in suspense	(112)	–	(59)	–
	211,391	141,890	50,678	43,327

Included in the other receivables, deposits and prepayments of the Group are amounts totalling RM54 million (2001: RM15 million) relating to prepayments made for trade financing.

24. ULTIMATE HOLDING COMPANY AND RELATED COMPANIES TRANSACTIONS

The immediate holding company is Umatrac Enterprises Sdn Bhd. The Directors regard Amsteel Corporation Berhad as its ultimate holding company. Both the companies are incorporated in Malaysia.

Related companies refer to members of the Amsteel Corporation Berhad group of companies.

(a) **Amount owing by ultimate holding company and amount owing by/to other related companies**

The amount owing by ultimate holding company comprises:

	The Group		The Company	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Amount owing by ultimate holding company	1,394,274	1,312,191	450,092	412,901
Less: Allowance for doubtful receivables	(418,120)	(305,300)	(230,740)	(305,300)
Less: Interest in suspense	(41,796)	–	(18,814)	–
	934,358	1,006,891	200,538	107,601

The amount owing by the ultimate holding company and amount owing by/to other related companies, which bear interest at 1% above the respective companies' cost of funds, arose mainly from progress billings, inter-company sales, prior years' inter-company advances and expenses paid on behalf and have no fixed repayment terms.

The amount owing by other related companies comprises:

	The Group		The Company	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Amount owing by other related companies	358,085	341,866	13,958	12,405
Less: Interest in suspense	(7,390)	–	(574)	–
	350,695	341,866	13,384	12,405

In view of the ongoing restructuring scheme, the recognition of interest income for the period from January 2002 to June 2002 has been suspended.

The recoverability of the amounts owing by the ultimate holding company and other related companies is dependent on the successful implementation of the proposed restructuring scheme as explained in Note 2.

(b) Amount owing by/to subsidiary companies

The amount owing by subsidiary companies (included under current assets) comprises:

	The Company	
	2002 RM'000	2001 RM'000
Amount owing by subsidiary companies	1,002,359	1,014,894
Less: Allowance for doubtful receivables	(88)	(88)
	1,002,271	1,014,806
Amount owing to subsidiary companies (included under current liabilities)	250,629	237,252

The amounts owing by/to subsidiary companies arose mainly from inter-company advances, interest and dividend receivable and payable and contract billings which during the year amounted to RM754,000 (2001: RM126,000) in respect of construction contracts undertaken by a subsidiary company.

The amount owing by subsidiary companies are either interest-free or bear interest at rates ranging from nominal value to 1% (2001: either interest-free or bear interest at rates ranging from nominal value to 0.6%) per annum and have no fixed repayment terms.

The amount owing by a subsidiary company under liquidation of RM10,810,000 (2001: RM10,810,000) (net of allowance for doubtful receivables) is included in other receivables, deposits and prepayments.

The amount owing to subsidiary companies are either interest-free or bear interest at rates ranging from 0.01% to 12% (2001: either interest-free or bear interest at rates ranging from 0.01% to 8.9%) per annum and have no fixed repayment terms.

Significant transactions of the Company and subsidiary companies with related companies, in addition to those disclosed in Notes 5, 7 and 8, are as follows:

		The Group		The Company	
Name of Company	Nature	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Amsteel Corporation Berhad	Interest income	83,586	82,034	37,154	34,010
	Less: Interest in suspense	(41,796)	–	(18,814)	–
	Net	41,790	82,034	18,340	34,010
Sukhothai Food Sdn Bhd	Interest income	969	886	969	886
	Less: Interest in suspense	(493)	–	(493)	–
	Net	476	886	476	886

(Forward)

Name of Company	Nature	The Group 2002 RM'000	The Group 2001 RM'000	The Company 2002 RM'000	The Company 2001 RM'000
Amsteel Securities (M) Sdn Bhd	Rental income	**238**	238	**238**	238
Angkasa Marketing Berhad	Sales of goods	**178,991**	520,433	**–**	–
	Purchase of raw materials	**37,095**	182,997	**–**	–
	Interest income	**12,490**	13,090	**–**	–
	Less: Interest in suspense	**(5,952)**	–	**–**	–
	Net	**6,538**	13,090	**–**	–
	Interest expense	**2,394**	3,551	**2,394**	3,551
Bandar Akademia Sdn Bhd	Progress billings for contract work	**10,038**	–	**–**	–
Singa Logistics Sdn Bhd	Transportation charges	**4,489**	6,128	**–**	–
Araprop Development Sdn Bhd	Progress billings for contract work	**10,273**	5,957	**–**	–
	Interest expense	**1,172**	1,095	**1,172**	1,095
	Interest income	**–**	702	**–**	–
Andalas Development Sdn Bhd	Interest income	**833**	675	**–**	–
	Less: Interest in suspense	**(422)**	–	**–**	–
	Net	**411**	675	**–**	–
Parkson Corporation Sdn Bhd	Rental income	**37**	3,976	**–**	–
Ayer Keroh Resort Sdn Bhd	Progress billings for contract work	**–**	1,868	**–**	–
	Interest income	**621**	523	**–**	–
	Less: Interest in suspense	**(297)**	–	**–**	–
	Net	**324**	523	**–**	–

(Forward)

Name of Company	Nature	The Group 2002 RM'000	The Group 2001 RM'000	The Company 2002 RM'000	The Company 2001 RM'000
Lion Tooling Sdn Bhd	Purchase of tooling	2,056	1,815	–	–
Amalgamated Rolling Mill Sdn Bhd	Purchase of raw materials	10,537	–	–	–
Posim Berhad	Sales of goods	9,366	–	–	–
Posim Petroleum Marketing Sdn Bhd	Purchase of consumables	1,229	874	–	–
Lion Metal Industries Sdn Bhd	Rental expense	719	634	–	–
Chocolate Products (Malaysia) Berhad	Interest expense	2,129	1,253	–	–

The Directors of the Company are of the opinion that the above transactions have been entered into in the normal course of business and have been established under terms that are no less favourable than those arranged with independent third parties.

(c) **Amount owing by/to associated companies**

The amounts owing by/to associated companies arose mainly from advances and have no fixed repayment terms. The amounts owing by associated companies of the Group are interest-free (2001: interest-free) whilst the amounts owing to associated companies of the Group are interest-free or bear interest at 9% (2001: interest-free or bear interest at 8%) per annum.

The amount owing by associated company of the Company is interest-free (2001: interest-free) whilst the amount owing to associated company of the Company bears interest at 9% (2001: 8%) per annum.

25. DEPOSITS, CASH AND BANK BALANCES

	The Group 2002 RM'000	The Group 2001 RM'000	The Company 2002 RM'000	The Company 2001 RM'000
Fixed deposits with:				
Licensed banks:				
Restricted	102	306	–	49
Unrestricted	83,758	75,555	5,730	3,199
	83,860	75,861	5,730	3,248
Licensed financial institutions	500	950	–	–
Housing Development Accounts	12,479	5,960	6,198	1,224
Cash and bank balances	14,170	18,410	196	752
	111,009	101,181	12,124	5,224

The Housing Development Accounts are maintained in accordance with Section 7(A) of the Housing Developers (Control and Licensing) Act, 1966. These accounts, which consist of monies received from purchasers, are for the payment of property development expenditure incurred. The surplus monies, if any, will be released to the Company and certain subsidiary companies upon the completion of the property development projects and after all property development expenditure has been fully settled.

Included in fixed deposits of the Group and of the Company are amounts of RM102,000 (2001: RM306,000) and RM Nil (2001: RM49,000) respectively pledged to certain local banks as security for bank guarantees granted.

26. TRADE PAYABLES

	The Group		The Company	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Trade payables	217,258	144,106	1,730	2,840
Retention monies	14,325	20,979	1,197	1,036
	231,583	165,085	2,927	3,876

27. OTHER PAYABLES, DEPOSITS AND ACCRUALS

Included in the other payables, deposits and accruals of the Group are:

(a) amounts totalling RM208 million (2001: RM257 million) relating to cost for acquisition of property, plant and equipment of a subsidiary company;

(b) an amount of RM169 million (2001: RM159 million) representing advance billings received together with interest accrued from a related party in respect of construction contracts which bear interest at 9.1% (2001: 9%) per annum;

(c) amounts totalling RM280 million (2001: RM145 million) representing interest accrued relating to certain of the principal borrowings; and

(d) an amount of RM5.5 million (2001: RM5.5 million) representing refundable deposit received from a former related party pursuant to a proposed sale of office space/business suites to be developed by a subsidiary company to the said related party. The said proposed sale was aborted in 1998.

28. LEASE AND HIRE-PURCHASE PAYABLES

	The Group		The Company	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Lease and hire-purchase	455	582	–	–
Portion due within one year	(150)	(156)	–	–
Non-current portion	305	426	–	–

The non-current portion of the lease and hire-purchase obligations are payable as follows:

	The Group		The Company	
	2002	2001	2002	2001
	RM'000	RM'000	RM'000	RM'000
Financial year ending 30 June:				
2003	–	142	–	–
2004	117	96	–	–
2005 to 2006	188	188	–	–
	305	426	–	–

Lease and hire-purchase obligations bear interest at rates ranging from 6.5% to 10.0% (2001: 6.5% to 10.0%) per annum.

29. SHORT-TERM BORROWINGS

	The Group		The Company	
	2002	2001	2002	2001
	RM'000	RM'000	RM'000	RM'000
Short-term loans from financial institutions:				
Secured	11,377	11,377	–	–
Unsecured	1,019,905	1,040,857	132,331	132,331
Bank overdrafts:				
Unsecured	159,843	128,266	1,294	1,178
Bills payable	84,704	108,196	–	–
Portion of long-term loans due within one year (Note 30):				
Secured	63,390	63,390	–	–
Unsecured	620,108	620,108	100,000	100,000
	1,959,327	1,972,194	233,625	233,509

The short-term loans pertaining to certain subsidiary companies are secured by charges on the property, plant and equipment, investment property and other assets of the subsidiary companies and are guaranteed by the Company.

The short-term borrowings bear interest at rates ranging from 4.3% to 12.0% (2001: 4.5% to 12.0%) per annum.

As stated in the last report, the Group and the Company has ceased servicing certain of its short-term borrowings to facilitate the finalisation and subsequent implementation of the proposed restructuring scheme as mentioned in Note 2. As a result, certain principal bankers have frozen or withdrawn existing credit facilities of the Group and of the Company.

In addition, a subsidiary company had obtained the approval of its bankers to restructure its existing borrowings pursuant to a scheme of arrangement between the subsidiary company and its bankers as mentioned in Note 2.

Included in the above outstanding amounts of the Group and of the Company are amounts totalling RM100.1 million (2001: RM102.4 million) and RM20.0 million (2001: RM20.0 million) respectively which have been sold by the licensed banks and financial institutions to Danaharta Group (comprising Pengurusan Danaharta Nasional Bhd, Danaharta Managers Sdn Bhd, Danaharta Urus Sdn Bhd and Danaharta Managers (L) Ltd). The original terms and conditions contained in the loan agreements with the licensed banks and financial institutions remain unchanged.

30. LONG-TERM LOANS

	The Group 2002 RM'000	The Group 2001 RM'000	The Company 2002 RM'000	The Company 2001 RM'000
Outstanding loans:				
Secured:				
Principal	**63,390**	63,390	–	–
Portion due within one year (Note 29)	**(63,390)**	(63,390)	–	–
	–	–	–	–
Unsecured:				
Principal	**663,338**	660,108	**100,000**	100,000
Portion due within one year (Note 29)	**(620,108)**	(620,108)	**(100,000)**	(100,000)
	43,230	40,000	–	–
Non-current portion	**43,230**	40,000	–	–

The non-current portion of the long-term loans is repayable as follows:

	The Group 2002 RM'000	The Group 2001 RM'000	The Company 2002 RM'000	The Company 2001 RM'000
Financial year ending 30 June:				
2003	–	40,000	–	–
2004	**40,000**	–	–	–
2005 to 2007	**3,230**	–	–	–
	43,230	40,000	–	–

The long-term loans pertaining to a subsidiary company is secured by a charge on the investment property and a fixed and floating charge over the other assets of the said subsidiary company and is guaranteed by the Company.

The long-term loans bear interest at rates ranging from 6.0% to 9.8% (2001: 6.0% to 9.8%) per annum.

As stated in the last report, the Group has ceased servicing certain of the long-term loans to facilitate the finalisation and subsequent implementation of the proposed restructuring scheme as mentioned in Note 2. As a result, certain principal bankers have frozen or withdrawn existing credit facilities of the Group.

In addition, a subsidiary company had obtained the approval of its bankers to restructure its existing borrowings pursuant to a scheme of arrangement between the subsidiary company and its bankers as mentioned in Note 2.

Included in the above outstanding loans of the Group is an amount of RM63.4 million (2001: RM63.4 million) which has been sold by a licensed bank to Danaharta Group. The original terms and conditions contained in the loan agreement with the licensed bank remain unchanged.

31. DEFERRED TAX LIABILITIES

	The Group		The Company	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Balance at beginning of year	11,406	12,248	3,036	3,036
Net transfer to income statement (Note 10)	(79)	(842)	–	–
Balance at end of year	11,327	11,406	3,036	3,036

The deferred tax liabilities is in respect of the following:

	The Group		The Company	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Timing differences of:				
Tax effects of the Group's acquisition cost over tax base cost of certain development properties	7,549	7,684	–	–
Excess of capital allowances over book depreciation of property, plant and equipment	3,065	3,091	3,051	3,051
Unutilised capital allowances and unabsorbed tax losses	(533)	(427)	(427)	(427)
Difference in method of recognising finance and administrative expenses for tax purposes and that used for accounting purposes	851	657	–	–
Others	395	401	412	412
	11,327	11,406	3,036	3,036

As mentioned in Note 3, the tax effects of timing differences which would give rise to net deferred tax asset are recognised generally on actual realisation. As of 30 June 2002, the amount of net deferred tax asset, calculated at current tax rate which is not recognised in the financial statements, is as follows:

	The Group		The Company	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Tax effects of unabsorbed tax losses and unutilised capital allowances	53,760	27,160	–	–

The unabsorbed tax losses and unutilised capital allowances are subject to agreement with the tax authorities.

32. SHARE CAPITAL

	The Group and The Company	
	2002	2001
	RM'000	RM'000
Authorised:		
1,000,000,000 ordinary shares of RM1.00 each	1,000,000	1,000,000
Issued and fully paid:		
593,380,035 ordinary shares of RM1.00 each	593,380	593,380

The Executive Share Option Scheme ("ESOS") of the Company became effective on 15 May 2000 and the main features of the ESOS are as follows:

(a) The ESOS shall continue to be in force for a period of 5 years commencing on 15 May 2000, being the date of approval from the Companies Commission of Malaysia, with an option to renew for a further period of 5 years upon the recommendation of the option committee.

(b) The total number of shares available under the ESOS shall not exceed in aggregate 10% of the issued share capital of the Company at any point in time during the existence of the ESOS.

(c) The ESOS is for eligible employees who are executive Directors and executive employees of Lion Land Berhad ("LLB") Group with at least 12 months of service.

(d) The options granted may be exercised at any time during the period commencing on the date of offer of the option and expiring on the date of expiry of the ESOS.

(e) The option price for each RM1.00 share may be at a discount of not more than 10% on the average of the mean market quotation of LLB shares as shown in the Daily Official List issued by the Kuala Lumpur Stock Exchange for the 5 market days immediately preceding the respective dates of offer of the option as recommended by the option committee. Notwithstanding this, the option price per share shall in no event be less than the par value of the share.

(f) The option is non-assignable.

(g) The shares to be allotted under the ESOS shall rank pari passu in all respects with the then existing shares of the Company.

The persons to whom the options have been granted have no right to participate by virtue of the options in any share issue of any other company.

The movements of number of options granted, exercised and lapsed pursuant to the ESOS during the financial year are as follows:

Exercisable from	Subscription price per share RM	Balance as of 1.7.2001	Granted	Exercised	Lapsed	Unissued shares as of 30.6.2002
19.5.2000	1.00	4,506,000	–	–	(750,000)	3,756,000

The exercise period for the options will lapse on 14 May 2005.

33. RESERVES

Distributable reserves are those available for distribution by way of dividends.

Based on the prevailing tax rate applicable to dividends, the estimated tax credits available and the tax exempt income mentioned in Note 10, the Company has sufficient tax credits to frank the payment of dividends of approximately RM40.3 million (2001: RM40.5 million) without additional tax liabilities being incurred. Any dividend paid in excess of this amount would result in tax liability calculated at 28% on the gross amount of the additional dividend paid.

34. PRIOR YEAR ADJUSTMENTS

As mentioned in Note 2, during the financial year, the Group and the Company changed its accounting policy on the recognition of liabilities in respect of proposed dividends upon the adoption of MASB 19, Event After The Balance Sheet Date. In prior years, the amount of dividends that were proposed and declared after the balance sheet date were included as a liability in the financial statements at the balance sheet date. Upon the adoption of MASB 19, the Group and the Company changed this accounting policy to recognise dividends in the financial year when the obligation to make future payments is established. Accordingly, final dividends are included as a liability in the financial statements after approval by shareholders at the Annual General Meeting.

This change in accounting policy has been accounted for retrospectively and the effect on prior years has been taken up as prior year adjustments in the financial statements. Accordingly, the following accounts in prior years have been restated to reflect the effect of the accounting change:

	As previously reported RM'000	Adjustment RM'000	As restated RM'000
The Group			
As of 30 June 2000			
Unappropriated profit at end of year	73,874	427	74,301
Financial year ended 30 June 2001			
Dividend	427	(427)	-
As of 30 June 2001			
Proposed dividend	427	(427)	-
Accumulated loss at end of year	(394,859)	427	(394,432)
The Company			
As of 30 June 2000			
Unappropriated profit at end of year	143,917	427	144,344
Financial year ended 30 June 2001			
Dividend	427	(427)	-
As of 30 June 2001			
Proposed dividend	427	(427)	-
Accumulated loss at end of year	(314,424)	427	(313,997)

35. DIVIDENDS

A first and final dividend of 0.1%, less tax, amounting to RM427,234 proposed in respect of ordinary shares in previous financial year and dealt with in the previous directors' report was paid by the Company during the financial year.

The Directors propose a first and final dividend of 0.1%, less tax, amounting to RM427,234 in respect of the current financial year. The dividend, which is subject to approval by the shareholders at the forthcoming Annual General Meeting, has not been included as a liability in the financial statements. Gross dividends per share during the financial year is 0.1 sen (2001: 0.1 sen).

36. CASH AND CASH EQUIVALENTS

Cash and cash equivalents included in the cash flow statements comprise the following balance sheet amounts:

	The Group		The Company	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Cash and bank balances (Note 25)	14,170	18,410	196	752
Fixed deposits with (Note 25):				
Licensed banks (unrestricted)	83,758	75,555	5,730	3,199
Licensed financial institutions	500	950	–	–
Housing Development Accounts (Note 25)	12,479	5,960	6,198	1,224
Bank overdrafts (Note 29)	(159,843)	(128,266)	(1,294)	(1,178)
	(48,936)	(27,391)	10,830	3,997

37. RELATED PARTY TRANSACTIONS

Related parties are entities in which certain Directors or substantial shareholders of the Company or its subsidiary companies or persons connected to such Directors or substantial shareholders have interest, excluding those parties disclosed as related companies in Notes 15, 16 and 24.

Significant transactions undertaken with related parties are as follows:

(a) **Sales and purchase of assets, goods and services and interest**

Name of Company	Nature	The Group 2002 RM'000	The Group 2001 RM'000	The Company 2002 RM'000	The Company 2001 RM'000
Likom Computer System Sdn Bhd	Rental income	7,866	10,979	7,866	10,979
	Interest income	1,548	650	1,548	650
Megasteel Sdn Bhd	Sales of goods and gases	170,852	101,863	–	–
	Purchase of raw materials and electricity	166,858	18,811	–	–
	Interest expense	9,912	9,856	–	–
	Progress billings for contract work	–	3,342	–	–
Messer Griesheim GmbH	Purchase of plant and machinery	159,600	–	–	–
Angkasa Hong Leong Pte Ltd	Sales of goods	18,229	25,485	–	–
Narajaya Sdn Bhd	Progress billings for contract work	10,065	4,207	–	–
Messer Singapore Pte Ltd	Sales of goods	71	3,728	–	–
Affin Insurance Brokers Sdn Bhd	Insurance premium	2,803	2,255	–	–
Bright Steel Sdn Bhd	Sales of goods	6,416	–	–	–
Lion Holdings Pte Ltd	Purchase of raw materials	897	–	–	–

The Directors of the Company are of the opinion that the above transactions have been entered into in the normal course of business and have been established under terms that are no less favourable than those arranged with independent third parties.

The outstanding balances arising from the above transactions are as follows:

	The Group		The Company	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Receivables:				
Included in trade receivables	129,953	106,690	–	–
Included in other receivables	45,029	31,345	36,383	28,617
Payables:				
Included in trade payables	2,784	2,884	–	–
Included in other payables	200,469	193,982	–	–

(b) **Share options granted to Directors**

The options over ordinary shares of the Company granted to Executive Directors of the Group during the financial year are as follows:

	Unexercised options as of 30 June 2002
Datuk Cheng Yong Kim	175,000
Dato' Kamaruddin @ Abas bin Nordin*	79,000

The share options were given to the Directors on the same terms and conditions as those offered to other employees of the Company (Note 32).

* *Executive Director of a subsidiary company.*

38. SEGMENTAL INFORMATION

Financial information of the Group by industry and geographical segments is as follows:

2002	Revenue RM'000	Profit/(Loss) RM'000	Total Assets Employed RM'000
(a) **Industry segment**			
Steel operations	1,287,889	105,199	2,802,088
Property	72,068	15,083	902,301
Construction	30,907	(963)	191,048
Others	68,435	(30,221)	209,009
	1,459,299	89,098	4,104,446
Non-segment activities:			
Allowance for doubtful receivables and loss in value of investments		(155,270)	-
Others		(106,476)	-
Share in results of associated companies/Investment in associated companies		(23,176)	60,327
		(195,824)	4,164,773

2002	Revenue RM'000	Profit/(Loss) RM'000	Total Assets Employed RM'000
(b) Geographical segment			
Malaysia	1,435,768	118,324	3,903,187
Overseas	23,531	(29,226)	201,259
	1,459,299	89,098	4,104,446
Non-segment activities:			
Allowance for doubtful receivables and loss in value of investments		(155,270)	–
Others		(106,476)	–
Share in results of associated companies/Investment in associated companies		(23,176)	60,327
		(195,824)	4,164,773

2001	Revenue RM'000	Profit/(Loss) RM'000	Total Assets Employed RM'000
(a) Industry segment			
Steel operations	812,606	10,185	2,705,846
Property	66,945	21,846	847,993
Construction	18,141	(1,391)	193,758
Others	40,694	(22,013)	274,463
	938,386	8,627	4,022,060
Non-segment activities:			
Allowance for doubtful receivables and loss in value of investments		(403,700)	–
Others		(69,325)	–
Share in results of associated companies/Investment in associated companies		(6,047)	83,508
		(470,445)	4,105,568
(b) Geographical segment			
Malaysia	917,686	22,516	3,771,452
Overseas	20,700	(13,889)	250,608
	938,386	8,627	4,022,060
Non-segment activities:			
Allowance for doubtful receivables and loss in value of investments		(403,700)	–
Others		(69,325)	–
Share in results of associated companies/Investment in associated companies		(6,047)	83,508
		(470,445)	4,105,568

Others non-segment activities consist of finance costs net of interest income and business development expenses which are not directly attributable to any segment.

The inter-segment transactions were conducted at fair market value.

39. CONTINGENT LIABILITIES

(a) Contingent liabilities (unsecured) in respect of guarantees or indemnities given by the Group and the Company for borrowings and other credit facilities obtained and utilised by certain subsidiary companies and an associated company are as follows:

	The Group		The Company	
	2002	2001	2002	2001
	RM'000	RM'000	RM'000	RM'000
Subsidiary companies	–	–	278,852	278,973
Associated company	190,635	190,635	190,635	190,635
	190,635	190,635	469,487	469,608

(b) As of 30 June 2002, Lion Plaza Sdn Bhd, a wholly-owned subsidiary company, is contingently liable in respect of a third party fixed charge over the land included in property development projects (Note 14) in favour of an offshore bank as security for banking facilities granted to Avenel Sdn Bhd, an associated company of the Company.

(c) As of 30 June 2002, a sub-contractor has filed a legal claim against JOPP Builders Sdn Bhd, a wholly-owned subsidiary company, for the sum of RM1.6 million for alleged wrongful and unilateral termination of contract awarded. The sub-contractor also claimed a total of RM10.6 million for loss of profit and uncertified works performed in addition to the sum of RM1.6 million for which provision has been made in the financial statements. Currently, both claims are being referred to arbitration. The outcome of this matter is not presently determinable. In the opinion of the Directors, the claim of RM10.6 million has no merit and, accordingly, no provision has been made in the financial statements.

40. COMMITMENTS

(a) **Capital commitments**

As of the end of the financial year, the Group and the Company have the following capital commitments:

	The Group		The Company	
	2002	2001	2002	2001
	RM'000	RM'000	RM'000	RM'000
Approved and contracted for:				
Acquisition of land	100,366	100,366	–	–
Acquisition of plant and machinery	25,613	162,470	–	–
	125,979	262,836	–	–
Approved but not contracted for:				
Acquisition of plant and machinery	14,881	37,681	–	–
Acquisition of investment in an unquoted corporation	–	19,635	–	–
	14,881	57,316	–	–
	140,860	320,152	–	–

(b) **Undertaking to subscribe shares**

As of 30 June 2002, the Company and a subsidiary company of the ultimate holding company entered into shareholders' undertaking agreements with certain financial institutions to fully subscribe for ordinary shares of Avenel Sdn Bhd ("Avenel"), an associated company. The purpose of the said undertakings is to enable Avenel to obtain loan facilities of up to RM860 million (2001: RM860 million) at such time or from time to time as Avenel may request.

As of the end of the financial year, the amount of the loan facilities utilised by Avenel is RM763 million (2001: RM763 million). Of this amount, the Company is contingently liable to the extent of RM190.6 million (2001: RM190.6 million) (Note 39).

(c) **Lease commitment**

	The Group		The Company	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Financial year ending 30 June:				
2002	–	6,900	–	–
2003	**10,200**	10,200	–	–
2004 to 2006	**37,500**	37,500	–	–
2007 to 2011	**77,100**	77,100	–	–
	124,800	131,700	–	–

The above commitment represents lease agreement entered into by Amsteel Mills Sdn Bhd, a subsidiary company, with Antara Steel Mills Sdn Bhd in conjunction with the execution of a Conditional Exchange of Asset Agreement. The lease agreement was terminated subsequent to the financial year-end upon the completion of the Proposed Acquisition of Antara as explained in Note 43 (d).

41. SUBSIDIARY COMPANIES

The subsidiary companies, all incorporated in Malaysia except as otherwise indicated, are as follows:

Name of Company	Effective Percentage Ownership 2002 %	2001 %	Principal Activities
Property Division			
* Amble Legacy Sdn Bhd	**100**	100	Investment holding
Batu Pahat Enterprise Sdn Berhad	**94**	94	Property holding
* Beijing Trostel Property Development Co Ltd (incorporated in the People's Republic of China)	**95**	95	Property development
Berkat Timor Sdn Bhd	**100**	100	Property development
Citibaru Sendirian Berhad	**100**	100	Property development
* Crest Wonder Sdn Bhd	**100**	100	Investment holding
JOPP Builders Sdn Bhd	**100**	100	Contractor for construction and civil engineering works
LLB Bina Sdn Bhd	**100**	100	Property development

(Forward)

Name of Company	Effective Percentage Ownership 2002	2001	Principal Activities
Property Division	%	%	
LLB Damai Sdn Bhd	87.7	78.5	Property development
LLB Damai Holdings Sdn Bhd	87.7	78.5	Investment holding
LLB Indah Permai Sdn Bhd	100	100	Property development
Lion Courts Sdn Bhd	100	100	Investment and property holding
Lion Klang Parade Bhd	100	100	Property holding and development
Lion Plaza Sdn Bhd	100	100	Property development
Malim Jaya (Melaka) Sdn Bhd	100	100	Property development
Malim Courts Property Development Sdn Bhd	100	100	Property development and investment holding
* Matrix Control Sdn Bhd	100	100	Investment holding
Mcken Sdn Bhd	100	100	Property development
PM Holdings Sdn Bhd	100	100	Investment holding and property development
Projek Jaya Sdn Bhd	100	100	Investment holding
Seri Lalang Development Sdn Bhd	100	100	Provision of management consultancy services
Sharikat Pengangkutan East West Sdn Bhd	100	100	Provision of management consultancy services
Soga Sdn Bhd	94	94	Property development
Sucorp Enterprise Sdn Bhd	100	100	Investment holding
Sumber Realty Sdn Bhd	100	100	Property development and investment holding
Syarikat Pekan Baru Kemajuan Berhad	100	100	Property development
* Tianjin Baden Real Estate Development Co Ltd (incorporated in the People's Republic of China)	95	95	Property development
* Trial Jubilant Sdn Bhd	100	100	Investment holding

(Forward)

Name of Company	Effective Percentage Ownership 2002 %	2001 %	Principal Activities
Steel Division			
* Amsteel Mills Sdn Bhd	99	99	Manufacture and marketing of steel bars, wire rods and hot briquetted iron
* Amsteel Mills Marketing Sdn Bhd	99	100	Marketing and sales of steel related products
* Amsteel Mills Realty Sdn Bhd	99	99	Investment holding
* LLB Steel Industries Sdn Bhd	100	100	Investment holding
* Steelcorp Sdn Bhd	99	99	Investment holding
* Slag Aggregate Sdn Bhd	100	100	Dormant
Others			
* Amarod Corporation Sdn Bhd	100	100	Manufacture of pre-stressed concrete wire and strand (yet to commence operations as of 30 June 2002)
* Hebei Weiyuan Heilen Bio-Chemical Co Ltd (incorporated in the People's Republic of China)	33	33	Manufacture of industrial chemicals and related products
* Holdsworth Investment Pte Ltd (incorporated in Singapore)	76	76	Investment holding
* Huangshi Heilen Pharmaceutical Co Ltd (incorporated in the People's Republic of China) (under liquidation)	36	36	Manufacture and packaging of pharmaceutical products (ceased operations)
Kisan Agency Sdn Bhd	100	100	Property development (yet to commence operations as of 30 June 2002)
# LLB Courts Sdn Bhd	–	100	Investment and property holding
LLB Enterprise Sdn Bhd	69	69	Dormant
LLB Nominees Sdn Bhd	100	100	Investment holding

(Forward)

Name of Company	Effective Percentage Ownership 2002 %	2001 %	Principal Activities
Others			
LLB Strategic Holdings Berhad	90	90	Investment holding
LLB Suria Sdn Bhd	100	100	Investment holding
LLB Harta (M) Sdn Bhd	100	–	Treasury business
LLB Harta (L) Limited	100	–	Treasury business
* LLB Venture Sdn Bhd	100	100	Dormant
* Lion Biotech Pte Ltd (incorporated in Singapore)	61	61	Investment holding
* Lion Motor Venture Sdn Bhd	100	100	Investment holding
Marvenel Sdn Bhd	70	70	Investment holding
Sepang Education Centre Sdn Bhd	90	90	Commercial college for higher education
* @ Secomex Manufacturing (M) Sdn Bhd	–	51	Manufacture and marketing of industrial gases
* Shanghai Lion Plastic Industrial Co Ltd (incorporated in the People's Republic of China)	68	68	Manufacture and marketing of plastic components and related products
* Tianjin Hua Shi Auto Meter Co Ltd (incorporated in the People's Republic of China)	56	56	Manufacture of meters for motor vehicles and after sales services

* *The financial statements of these companies were examined by auditors other than the auditors of the Company.*

\# *Ceased to be a subsidiary company and became an associated company during the financial year (Note 42).*

@ *Ceased to be a subsidiary company during the financial year through dilution of equity interest in LLB Courts Sdn Bhd.*

42. ASSOCIATED COMPANIES

The associated companies of the Group are as follows:

Name of Company	Financial Year-end	Place of Incorporation	Effective Equity Interest 2002 %	2001 %	Principal Activities
Direct					
Avenel Sdn Bhd	30 June	Malaysia	25	25	Investment holding
LLB Courts Sdn Bhd (Note 41)	30 September	Malaysia	48	–	Investment and property holding

Name of Company	Financial Year-end	Place of Incorporation	Effective Equity Interest 2002 %	2001 %	Principal Activities
Indirect					
Angkasa Welded Mesh Pte Ltd	30 June	Singapore	**49**	49	Manufacture of welded wire mesh (yet to commence operations as of 30 June 2002)
Changchun Sanjia Carburettor Co Ltd	31 December	People's Republic of China	**50**	50	Manufacture of carburettors
CH-Lion Reinforcing Steel Sdn Bhd	31 December	Malaysia	**20**	20	Cutting and bending steel bars for sale
Kamiya Corporation Sdn Bhd	30 June	Malaysia	**19**	19	Property development (yet to commence operations as of 30 June 2002)
Lion Asia Investment Pte Ltd	30 June	Singapore	**20**	20	Investment holding
Parkson Venture Pte Ltd	30 June	Singapore	**26**	26	Investment holding
Sereka Jaya Sdn Bhd	31 December	Malaysia	**35**	35	Property development (yet to commence operations as of 30 June 2002)
Teck Chiang Investment Pte Ltd	30 June	Singapore	**50**	50	Property development and investment holding (yet to commence operations as of 30 June 2002)
# Tianjin Huali Motor Co Ltd	31 December	People's Republic of China	**25**	25	Manufacture of commercial vehicles
Wuhan Wushang & Parkson Enterprise Development Co Ltd	31 December	People's Republic of China	**50**	50	Mixed commercial property development cum cash and carry retail business
# Hubei Zenith Heilen Pharmaceutical Co Ltd	31 December	People's Republic of China	**15**	15	Manufacture and sale of pharmaceutical products

Except for LLB Courts Sdn Bhd and Sereka Jaya Sdn Bhd, the financial statements of all the associated companies were examined by auditors other than the auditors of the Company.

\# The Group has not accounted for the investment in these associated companies under the equity method of accounting as the Directors are of the opinion that the Group is no longer in a position to exercise significant influence in their management. Accordingly, the investment costs or group costs have been included under other investments (Note 17).

43. SIGNIFICANT EVENTS

The major corporate developments of the Group during the financial year are as follows:

(a) The Proposed GWRS which was announced on 5 July 2000 and 8 October 2001 as disclosed in the financial statements for the previous financial year had been revised subsequently, the details of which are disclosed in Note 2.

(b) The Company had on 15 August 2001 disposed of its entire equity interest in Amsteel Mills Marketing Sdn Bhd ("Amsteel Mills Marketing") to Amsteel Mills for a consideration of RM1.00.

(c) By an agreement dated 10 May 1995, Amsteel Mills had appointed Angkasa as its sole distributor of steel bars and wire rods. This agreement, which was duly renewed and due to expire on 9 May 2005, was terminated with effect from 1 October 2001. Upon the termination of the said agreement, the marketing and distribution of Amsteel Mills' steel bars and wire rods has been undertaken by Amsteel Mills Marketing (Note (b)).

(d) On 13 February 2001, Amsteel Mills, a 99% owned subsidiary company of LLB together with Amsteel and Ayer Keroh Resort Sdn Bhd ("AKR"), a 70% owned subsidiary company of Amsteel, entered into a Conditional Exchange of Asset Agreement ("CEAA") with Johor Corporation ("JCorp") for the proposed acquisition by Amsteel Mills of 100% equity interest in Antara Steel Mills Sdn Bhd ("Antara") comprising 208,010,000 ordinary shares of RM1.00 each ("Antara Shares") from JCorp for a consideration of RM108.23 million ("Proposed Acquisition of Antara").

In satisfying the consideration for the Proposed Acquisition of Antara, Amsteel Mills shall procure Amsteel to undertake the following:

(i) proposed disposal of 100% equity interest in Lion Gateway Parade Sdn Bhd to JCorp by Amsteel;
(ii) cash payment of RM17.25 million to be made by AKR to JCorp; and
(iii) simultaneous proposed settlement of inter-company indebtedness between Amsteel Mills and Amsteel.

Simultaneously with the execution of the CEAA, Amsteel Mills entered into a lease agreement with Antara pursuant to which Amsteel Mills shall have the full rights and liberty to operate Antara's steel plant for an initial period commencing on 1 April 2001 and ending upon the earlier of the completion of the Proposed Acquisition of Antara and the termination of the CEAA upon the terms and conditions stated in the lease agreement.

The Proposed Acquisition of Antara was completed on 10 September 2002.

(e) The Company's investment of 43.613 million 5-year cumulative redeemable preference shares of RM0.01 each in LCS ("RPS") was due for redemption on 28 June 2001. LCS had proposed to defer the redemption of the RPS in view of the deferment of the listing of LEL on the SGX–ST whereby the redemption sum of the RPS was to be satisfied by the allotment and issuance of RM43.613 million worth of new ordinary shares of SGD1.00 each in LEL upon its listing on the SGX-ST ("Proposed Deferment"). The details of the Proposed Deferment are disclosed in Note 17.

(f) On 23 April 2002, the Company had acquired 100% equity interest in each of LLB Harta (M) Sdn Bhd and LLB Harta (L) Limited. The said acquisitions are to facilitate the implementation of the Proposed GWRS whereby the two subsidiary companies would respectively assume the debts denominated in Ringgit Malaysia and United States Dollar of the Group.

(g) On 28 June 2002, the Company's equity interest in LLB Courts Sdn Bhd ("LLB Courts") was diluted from 100% to 48%. As a result, LLB Courts and its subsidiary company, Secomex Manufacturing (M) Sdn Bhd have ceased to be subsidiary companies of the Group.

Prior to the said dilution, LLB Courts had disposed of its equity interests in its investments, namely Marvenel Sdn Bhd and Teck Chiang Investment Pte Ltd to LLB Venture Sdn Bhd, a wholly-owned subsidiary company of the Company.

44. SUBSEQUENT EVENT

Subsequent to the financial year-end, the Group had obtained the approvals from the following in respect of the Proposed GWRS:

(i) Securities Commission on 9 July 2002;
(ii) *Scheme Creditors of the Company on 18 September 2002; and*
(iii) Scheme Creditors of the Scheme Companies on 16 September 2002 and 18 September 2002.

45. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation. These relate mainly to the reclassification of Directors' remuneration from staff costs to its classification as "Directors' remuneration".

STATEMENT BY DIRECTORS

The Directors of LION LAND BERHAD state that, in their opinion, the accompanying balance sheets and the related statements of income, cash flows and changes in equity are drawn up in accordance with the provisions of the Companies Act, 1965 and the applicable approved accounting standards in Malaysia so as to give a true and fair view of the state of affairs of the Group and of the Company as of 30 June 2002 and of the results of the businesses and the cash flows of the Group and of the Company for the year ended on that date.

Signed in accordance with
a resolution of the Directors,

DATUK CHENG YONG KIM

CHENG YONG LIANG

Kuala Lumpur,
29 October 2002

DECLARATION BY THE DIRECTOR PRIMARILY RESPONSIBLE FOR THE FINANCIAL MANAGEMENT OF THE COMPANY

I, DATUK CHENG YONG KIM, the Director primarily responsible for the financial management of LION LAND BERHAD, do solemnly and sincerely declare that the accompanying balance sheets and the related statements of income, cash flows and changes in equity are, in my opinion, correct and I make this solemn declaration conscientiously believing the same to be true, and by virtue of the provisions of the Statutory Declarations Act, 1960.

DATUK CHENG YONG KIM

Subscribed and solemnly declared by the
abovenamed DATUK CHENG YONG KIM
at KUALA LUMPUR in the Federal Territory
on the 29th day of October, 2002.

Before me,

W-217
P. SETHURAMAN
COMMISSIONER FOR OATHS
Kuala Lumpur

MATERIAL CONTRACTS INVOLVING DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

1. Conditional Share Sale Agreement dated 5 July 2000, First Supplemental Agreement dated 19 October 2000 and Second Supplemental Agreement dated 12 December 2000 between Amsteel Corporation Berhad ("Amsteel"), the ultimate holding company of the Company and a company where a director and certain major shareholders have an interest, Ayer Keroh Resort Sdn Bhd ("AKR"), Ambang Jaya Sdn Bhd, Umatrac Enterprises Sdn Bhd and Parkson Corporation Sdn Bhd, all of which are subsidiaries of Amsteel, of the one part (collectively "CPB Vendors"), and the Company of the other part, and a Third Supplemental Agreement dated 8 October 2001, Fourth Supplemental Agreement dated 26 March 2002 and Fifth Supplemental Agreement dated 3 September 2002 between the CPB Vendors, the Company and Amsteel Mills Sdn Bhd ("Amsteel Mills"), a subsidiary of the Company, to include (i) Amsteel Mills as a co-purchaser for the disposal by the CPB Vendors and the acquisition by LLB and Amsteel Mills of a total of 207,209,445 ordinary shares of RM0.50 each in Chocolate Products (Malaysia) Berhad ("CPB"), representing 59.47% equity interest in CPB for a consideration of RM201,501,369 to be satisfied by netting off the existing balances owing by other company(ies) within the Lion Group to the Company's Scheme Companies or owing by the Company's Scheme Companies to other company(ies) within the Lion Group, which are proposed to be addressed under the Proposed GWRS; and (ii) that the CPB Vendors shall resolve or cause to be resolved all the issues affecting the joint-venture operations of the CPB Group in the People's Republic of China upon the terms therein contained.

2. Conditional Share Sale Agreement dated 5 July 2000 and First Supplemental Agreement dated 19 October 2000 between Avenel Sdn Bhd ("Avenel"), a subsidiary of Amsteel, and the Company, and Second Supplemental Agreement dated 8 October 2001 and Third Supplemental Agreement dated 26 March 2002 between Avenel, the Company and Amsteel Mills to include Amsteel Mills as a co-purchaser for the disposal by Avenel of a total of 170,097,271 ordinary shares of RM1.00 each representing 83.70% equity interest in Posim Berhad ("Posim") for a consideration of RM499,417,017 to be satisfied by netting off inter-company balances owing by the Amsteel Group to the Company and Amsteel Mills.

3. Conditional Share Sale Agreement dated 5 July 2000, First Supplemental Agreement dated 19 October 2000, Second Supplemental Agreement dated 8 October 2001 and Third Supplemental Agreement dated 26 March 2002 between Amsteel and the Company, wherein in consideration of Amsteel paying RM1.00 to the Company, the Company disposes of 25,000,000 ordinary shares of RM1.00 each representing 25% equity interest in the capital of Avenel and the Company shall pay Amsteel a sum of RM122,045,746 which represents the Company's 25% share of Avenel's estimated adjusted net liabilities as at 31 December 2001 of RM488,183,000 after restating Avenel's cost of investment in Posim based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn Bhd, Posim's principal asset and net value of Posim's residual assets (after taking into account the relevant principal to be waived by Posim for the amount owing by the Amsteel Group to Posim), to be satisfied by netting off the existing inter-company indebtedness owing by the Amsteel Group to the Group.

4. Sale and Purchase Agreement dated 9 August 2000 between the Company, Narajaya Sdn Bhd ("Narajaya"), Likom Electronic Pte Ltd ("LEPL") and Likom Caseworks Sdn Bhd ("LCW"), all of which are companies wherein a Director and certain major shareholders of the Company have an interest, for the disposal of a piece of industrial land held under title no. H.S. (D) 34924, P.T. No. 3852, Mukim Cheng, Daerah Melaka Tengah, Melaka measuring approximately 37.513 hectares together with buildings erected thereon known as "Melaka Technology Park" to LCW for a sale consideration of RM93.15 million to be satisfied via the issuance of new shares of SGD1.00 each in LEPL.

5. Conditional Share Sale Agreement dated 19 October 2000, First Supplemental Agreement dated 8 October 2001 and Second Supplemental Agreement dated 3 September 2002 between the Company and Akurjaya Sdn Bhd ("Akurjaya"), a subsidiary of Amsteel, for the disposal of 3,418,260 ordinary shares of RM1.00 each representing 100% equity interest in Lion Plaza Sdn Bhd for a total consideration of RM35,661,000 to be satisfied by an issue of RM35,661,000 Amsteel Bonds and to include that Akurjaya shall resolve or cause to be resolved all the issues affecting the joint-venture operations of the Amsteel Group in the People's Republic of China upon the terms therein contained.

6. Conditional Agreement dated 13 December 2000 and Supplemental Conditional Agreement dated 10 July 2001 between the Company, Likom Computer System Sdn Bhd ("LCS"), a company in which a major shareholder of the Company has an interest, and LEPL, whereby the parties thereto agreed to an extension of time for the redemption of the 43,613,000 5-year cumulative preference shares of RM0.01 each in LCS ("RPS") held by the Company from 29 June 2001 until the earlier of the following dates ("Maturity Date"):

   (a) within 21 days from the date the new ordinary shares of SGD1.00 each in LEPL are listed and quoted on the Singapore Exchange Securities Trading Limited; and

   (b) on 28 December 2002.

7. Guarantee Agreement dated 2 August 1996 and Supplemental Guarantee dated 10 July 2001 made between the Company and Tan Sri William H.J. Cheng, a major shareholder of the Company, whereby the parties thereto had agreed that Tan Sri William H.J. Cheng shall guarantee the payment on the Maturity Date a sum of RM43,613,000.00 ("Redemption Sum") and a sum calculated on the Redemption Sum: (a) at the rate of 1.75% per annum above the base lending rate of Malayan Banking Berhad prevailing as at the date of redemption of the RPS ("Prescribed Rate") from 29 June 2001 until the Maturity Date less the aggregate of cumulative dividend declared and paid by LCS from 29 June 2001 until the Maturity Date; and (b) at the rate of 1% above the Prescribed Rate calculated from the expiry of the Maturity Date until the date of full payment of the Redemption Sum if LCS shall default in the payment of the Redemption Sum on the Maturity Date.

8. Exchange of Assets Agreement dated 13 February 2001 between Amsteel, Johor Corporation ("JCorp"), AKR, a subsidiary of Amsteel, and Amsteel Mills in which:

   (a) JCorp shall sell and transfer 218,010,000 ordinary shares of RM1.00 in Antara Steel Mills Sdn Bhd to Amsteel Mills for a consideration of RM108,230,000; and

   (b) in satisfying the aforesaid consideration payable to JCorp, Amsteel Mills shall procure (i) Amsteel to transfer to JCorp 500,000 ordinary shares of RM1.00 in Lion Gateway Parade Sdn Bhd ("LGP") and assign to JCorp, shareholders' advances owing by LGP to Amsteel; and (ii) AKR to pay cash of RM17.25 million to JCorp.

   The proposed exchange of assets was completed on 10 September 2002.

INFORMATION ON LEVEL 1 SPONSORED AMERICAN DEPOSITARY RECEIPT PROGRAMME

The Company has registered with the Securities and Exchange Commission of the United States of America a Level 1 Sponsored American Depositary Receipt ("ADR") Programme on 30 December 1992.

Under the ADR Programme, a maximum of 5% of the total issued and paid-up share capital of the Company will be traded in the US OTC Market in the United States of America in the ratio of one ADR for every one ordinary share of RM1.00 each fully paid in the Company. The Company's trading symbol on the US OTC Market is LONLY and its CUSIP number is 536204308.

The depositary bank for the ADR Programme is The Bank of New York and the sole custodian of the Company's shares for the ADR Programme is Malayan Banking Berhad ("MBB"), Kuala Lumpur.

As at 15 October 2002, none of the ordinary shares of the Company was deposited with MBB for the ADR Programme.

LIST OF GROUP PROPERTIES
AS OF 30 JUNE 2002

Address	Tenure/ Expiry Date for Leasehold	Area	Description	Age of Building (Year)	Net Book Value (RM million)	Date of Acquisition/ Last Revaluation
1. Lot 7736, HS(D) 159945 Johor Bahru, Johor	Freehold	152 sq metres	3-storey shophouse	30	0.1	June 1991
2. PT 19268 Mukim of Bukit Raja Klang, Selangor	Freehold	1.0 hectare	Commercial land for future development	–	2.2	27 September 1993
3. PT 19263 Mukim of Bukit Raja Klang, Selangor	Freehold	0.5 hectare	Commercial land where development is in progress	–	0.9	27 September 1993
4. Melaka Technology Park PT 3852, HS(D) 34924 Mukim of Cheng District of Melaka Tengah Melaka	Leasehold 14.8.2096	37.6 hectares	Factory buildings	10	103.9	September 1994
5. PT 19254-59 & 19264 Mukim of Bukit Raja Klang, Selangor	Freehold	0.6 hectare	Commercial land where development is in progress	–	14.9	30 October 1992
6. Lot 2764, 2835 & 3680 Mukim 14 Seberang Perai Pulau Pinang	Freehold	0.9 hectare	Land where development is in progress	–	2.0	June 1991
7. Taman Supreme 39 Titles Mukim of Cheras Kuala Lumpur	Freehold	11.9 hectares	Land for future development	–	7.2	June 1991
8. Lot 1110, 1111 & 2870 Mukim of Petaling District of Petaling Selangor	Freehold	8,114 sq metres	Industrial land	–	0.2	June 1991
9. PT 862-3348 Mukim of Bacang Melaka	Leasehold 12.4.2081 (residential) 22.8.2077 (industrial)	4.9 hectares	Land where development is in progress	–	8.1	June 1991
10. Lot 1553, Section 2 Bandar Tanjung Tokong Pulau Pinang	Freehold	0.5 hectare	Land & buildings	3	3.4	June 1991
11. Lot 4534 Mukim of Simpang Kanan Batu Pahat, Johor	Freehold	4.8 hectares	Land where development is in progress	–	3.5	June 1991
12. Lot 11233 HS(D) 60874 Taman Tayton, Cheras Kuala Lumpur	Freehold	620 sq metres	Land for future development	–	0.1	June 1991
13. Lot 7623 Kepong Utara Mukim of Batu Kuala Lumpur	Leasehold 30.3.2086	4.9 hectares	Land where development is in progress	–	14.8	30 June 1990

	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Age of Building (Year)	Net Book Value (RM million)	Date of Acquisition/ Last Revaluation
14.	Mukim 17 North East District Batu Ferringhi Pulau Pinang	Freehold	28.7 hectares	Land for future development	–	31.6	June 1991
15.	PT 19261 Mukim of Bukit Raja Klang, Selangor	Freehold	4.2 hectares	Office and shopping complex	8	189.0	April 1999
16.	Lot 408, 937 & 2090 Mukim of Plentong Johor Bahru	Freehold	2.8 hectares	Agriculture land for future development	–	0.2	June 1991
17.	Lot 59, Section 57 Kuala Lumpur	Freehold	6,556 sq metres	Commercial land for future development	–	54.6	6 September 1994
18.	PT 798 & 885 Mukim of Jerai District of Jempol Negeri Sembilan	Freehold	0.1 hectare	Land where development is in progress	–	0.1	6 September 1994
19.	PT 3494 Mukim of Bukit Raja Klang, Selangor	Leasehold 9.11.2085	24.0 hectares	Industrial land & buildings	25	44.1	22 October 1994
20.	PT 17631 Mukim of Bukit Raja Klang, Selangor	Leasehold 29.10.2091	2,880 sq metres	Industrial land & buildings	25	0.4	22 October 1994
21.	PT 23992, HS(D) 48446 Mukim of Kapar Klang, Selangor	Leasehold 29.3.2087	10.4 hectares	Industrial land	–	9.1	22 October 1994
22.	PT 3510, HS(D) 24284 Mukim of Bukit Raja Klang, Selangor	Leasehold 21.10.2088	2.9 hectares	Industrial land & buildings	7	10.2	22 October 1994
23.	Lot 2320 & 2323B Mukim of Tanjung Dua Belas District of Kuala Langat Selangor	Freehold	71.6 hectares	Industrial land & buildings	2	245.8	1996
24.	Beijing Lu, Fengxi Town Qingpu County Shanghai, China	Leasehold 30.6.2043	7.1 hectares	Office & factory buildings	8	3.7	1 July 1993
25.	27 Nanheng Street Fuxingzhuang Hedong District Tianjin, China	Leasehold 19.12.2045	33,411 sq metres	Industrial land, office & factory	5-16	11.1	December 1995
26.	Tong Xian County Beijing, China	Leasehold 2.7.2045	2.9 hectares	Industrial land & buildings	8	21.0	July 1995
27.	186, Yellow River Road Zhejiazhuang New and Hi-Tech Industrial Development Zone Hebei, China	Leasehold 1.6.2026	20,100 sq metres	Industrial land & buildings	5-6	4.0	June 1996

ANALYSIS OF SHAREHOLDINGS

Share Capital as at 15 October 2002

Authorised Share Capital	:	RM1,000,000,000
Issued and Paid-up Capital	:	RM593,380,035
Class of Shares	:	Ordinary shares of RM1.00 each
Voting Rights	:	One (1) vote per ordinary share

Distribution of Shareholdings as at 15 October 2002

Size of Shareholdings	No. of shareholders	% of shareholders	No. of shares	% of shares
Less than 1,000	6,523	18.50	1,747,730	0.30
1,000 - 10,000	25,572	72.53	78,564,754	13.24
10,001 - 100,000	2,908	8.25	77,454,627	13.05
100,001 - less than 5% of issued shares	250	0.71	186,669,980	31.46
5% and above of issued shares	3	0.01	248,942,944	41.95
	35,256	100.00	593,380,035	100.00

Thirty Largest Registered Shareholders as at 15 October 2002

	Registered Shareholders	No. of shares	% of shares
1.	HDM Nominees (Tempatan) Sdn Bhd DBS Bank Labuan Branch for Umatrac Enterprises Sdn Bhd	118,029,900	19.89
2.	AMMB Nominees (Tempatan) Sdn Bhd AMInternational (L) Ltd for Umatrac Enterprises Sdn Bhd (6/131-7)	79,093,000	13.33
3.	Umatrac Enterprises Sdn Bhd	51,820,044	8.73
4.	Mayban Securities Nominees (Asing) Sdn Bhd Mayban Nominees (S) Pte Ltd for Umatrac Enterprises Sdn Bhd (MB 39A)	20,945,239	3.53
5.	Lembaga Tabung Angkatan Tentera	17,360,993	2.93
6.	Cartaban Nominees (Tempatan) Sdn Bhd Westdeutsche Landesbank Girozentrale AG, Singapore Branch for Umatrac Enterprises Sdn Bhd	15,139,200	2.55
7.	HSBC Nominees (Asing) Sdn Bhd BOA (M) Bhd for Lancaster Trading Co Ltd	8,000,000	1.35
8.	HSBC Nominees (Tempatan) Sdn Bhd BOA (M) Sdn Bhd for Lion Holdings Sdn Bhd	5,334,000	0.90
9.	Mayban Securities Nominees (Asing) Sdn Bhd Mayban Nominees (S) Pte Ltd for Umatrac Enterprises Sdn Bhd (MB 39A)	5,200,000	0.88
10.	AMMB Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Horizon Towers Sdn Bhd (BK 6/191-1)	4,680,000	0.79
11.	Cimsec Nominees (Tempatan) Sdn Bhd Danaharta Managers (L) Ltd for Umatrac Enterprises Sdn Bhd	4,565,605	0.77

Registered Shareholders		No. of shares	% of shares
12.	Lancaster Trading Company Limited	3,518,084	0.59
13.	Lion Holdings Sdn Bhd	3,317,614	0.56
14.	Cartaban Nominees (Asing) Sdn Bhd Bank of Tokyo Mitsubishi Luxembourg S.A. for Osterreichische Volksbanken AG	3,000,000	0.51
15.	Mayban Nominees (Tempatan) Sdn Bhd J.P. Morgan Chase Bank Berhad for Amanvest (M) Sdn Bhd (220013)	2,950,000	0.50
16.	Southern Steel Berhad	2,810,870	0.47
17.	HLB Nominees (Tempatan) Sdn Bhd Pleged Securities Account for Lion Holdings Sdn Bhd (HLFLHSB/23/LHSB)	2,800,000	0.47
18.	Alliancegroup Nominees (Tempatan) Sdn Bhd Alliance Merchant Nominees (Tempatan) Sdn Bhd for Amanvest (M) Sdn Bhd	2,400,000	0.40
19.	Lion Management Sdn Bhd	2,020,000	0.34
20.	PAB Nominee (Tempatan) Sdn Bhd Pledged Securities Account for Umatrac Enterprises Sdn Bhd (4407027213)	2,004,072	0.34
21.	Employees Provident Fund Board	1,959,750	0.33
22.	Malaysia Nominees (Tempatan) Sendirian Berhad Amanah SSCM Asset Management Berhad for Amanah Smallcap Fund Berhad (JM730)	1,894,000	0.32
23.	Malaysia Nominees (Tempatan) Sendirian Berhad Pledged Securities Account for Amanvest (M) Sdn Bhd (01-00007-000)	1,853,000	0.31
24.	HLB Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Lion Development (Penang) Sdn Bhd (HLFTL148)	1,761,700	0.30
25.	Quarry Lane Sdn Bhd	1,751,000	0.30
26.	Affin-UOB Nominees (Asing) Sdn Bhd UOB Kay Hian Pte Ltd for Konming Investments Ltd (UKH-HK)	1,588,000	0.27
27.	Grand United Holdings Bhd	1,515,079	0.26
28.	Menteri Kewangan Malaysia	1,501,151	0.25
29.	Tan Lee Hwa	1,410,000	0.24
30.	HLB Nominee (Asing) Sdn Bhd Pledged Securities Account for Lin Chung-Dien	1,326,592	0.22

Substantial Shareholders as at 31 October 2002

Substantial Shareholders	Direct Interest		Indirect Interest		
	No. of shares	% of shares	No. of shares	% of shares	No. of options(1)
1. Tan Sri Cheng Heng Jem	1,680	^	342,079,285	57.65	–
2. Lancaster Trading Company Limited	11,518,084	1.94	320,561,025	54.02	–
3. Datuk Cheng Yong Kim	591,586	0.10	329,155,407	55.47	175,000
4. Lion Realty Private Limited	–	–	329,048,223	55.45	–
5. William Cheng Sdn Bhd	7,466	^	320,561,025	54.02	–
6. Lion Holdings Sdn Bhd	12,482,614	2.10	308,078,411	51.92	–
7. Utara Enterprise Sdn Bhd	–	–	320,561,025	54.02	–
8. Lembaga Tabung Angkatan Tentera	17,360,993	2.93	299,983,946	50.56	–
9. Happyvest (M) Sdn Bhd	–	–	307,998,020	51.91	–
10. Amanvest (M) Sdn Bhd	8,297,194	1.40	299,529,946	50.48	–
11. Amsteel Corporation Berhad	1,002,783	0.17	298,527,163	50.31	–
12. Lion Corporation Berhad	756	^	299,529,190	50.48	–
13. Mirzan bin Mahathir	–	–	299,529,946	50.48	–
14. Peringkat Prestasi (M) Sdn Bhd	–	–	299,529,946	50.48	–
15. Timuriang Sdn Bhd	–	–	299,529,946	50.48	–
16. Umatrac Enterprises Sdn Bhd	296,797,060	50.02	2,732,886	0.46	–

^ - *Negligible*

Directors' interest in shares in the Company and its related companies as at 31 October 2002

The Directors' interest in shares in the Company and its related companies are the same as that shown in the Directors' Report for the financial year ended 30 June 2002 except for the following changes:

	Nominal value per ordinary share	Direct Interest		Indirect Interest		
		No. of shares	% of shares	No. of shares	% of shares	No. of options(1)
Datuk Cheng Yong Kim						
The Company	RM1.00	591,586	0.10	329,155,407	55.47	175,000
Related Companies						
Amsteel Corporation Berhad	RM0.50	435,000	0.03	450,042,826	35.73	N/A
Posim Berhad	RM1.00	–	–	177,853,171	85.72	N/A
Hy-Line Berhad	RM1,000	–	–	*2,477	N/A	N/A

Investment in the People's Republic of China

	Currency	Direct Interest	Indirect Interest
Wuhan Fortune Motor Co Ltd	USD	–	–

* Preference shares

N/A - Not Applicable

Note:

(1) Options granted pursuant to the Company's Executive Share Option Scheme at an option price of RM1.00 per share.

NON-AUDIT FEES

The amount of non-audit fees paid or payable to external auditors for the financial year was RM50,000 (2001 : RM90,000).

RECURRING RELATED PARTY TRANSACTIONS

The aggregate value of transactions conducted during the financial year ended 30 June 2002 were as follows:

Nature of Recurrent Transactions	Related Parties	Amount RM'000
(a) Steel related		
(i) The sale of steel bars, wire rods, hot briquetted iron, billets and other related products and services	Angkasa Marketing Berhad Group ("AMB Group")[1]	178,991
	Lion Corporation Berhad Group ("LCB Group")[1]	170,852
	Lion Teck Chiang Limited Group[1]	18,229
	Posim Berhad Group ("Posim Group")[1]	9,366
	Amalgamated Containers Berhad Group ("ACB Group")[1]	6,416
	Messer Griesheim GmbH Group[3]	71
		383,925
(ii) The purchase of scrap iron and other related products and services	LCB Group[1]	117,566
	AMB Group[1]	37,095
	Amsteel Corporation Berhad Group ("Amsteel Group")[4]	10,543
	Lion Holdings Pte Ltd Group[1]	1,060
	ACB Group[1]	308
	Messer Griesheim GmbH Group[3]	151
		166,723
(iii) The purchase of machinery, spare parts, tools and dies and other related products and services	Amsteel Group[4]	2,056
(iv) The provision of storage, leasing and rental of properties	Amsteel Group[4]	998
	ACB Group[1]	360
	Posim Group[1]	104
	LCB Group[1]	40
		1,502
(v) The provision of marketing, distribution and transportation services	Amsteel Group[4]	4,489
	Peringkat Prestasi (M) Sdn Bhd Group[2]	413
	Lembaga Tabung Angkatan Tentera Group ("LTAT Group")[2]	244
		5,146

Nature of Recurrent Transactions	Related Parties	Amount RM'000
(b) Property-based		
(i) The provision of storage, leasing, rental of properties and related services	Ributasi Holdings Sdn Bhd Group[1]	7,866
	Amsteel Group[4]	286
	AMB Group[1]	117
		8,269
(ii) The award of contracts, nomination of sub-contractors and consultants for property projects	Amsteel Group[4]	20,352
	Lion Development (Penang) Sdn Bhd Group[1]	10,350
		30,702
(iii) The provision of building maintenance, project management, security, sales and marketing and other related services	Chocolate Products (Malaysia) Berhad Group[1]	283
	Amsteel Group[4]	7
		290
(c) Others		
(i) The provision of management and support, training and education and other related services	Lion Development (Penang) Sdn Bhd Group[1]	1,628
	Amsteel Group[4]	40
	AMB Group[1]	39
		1,707
(ii) The obtaining of insurance and the underwriting of risks	LTAT Group[2]	2,803
(iii) The provision of security services and security communication equipment	Amsteel Group[4]	217
(iv) The purchase of motor vehicles, component parts and other related products and services	Posim Group[1]	1,229
	AMB Group[1]	42
	LCB Group[1]	11
		1,282
(v) The purchase of office equipment, furniture and other industrial and consumer products	Amsteel Group[4]	41
	LCB Group[1]	41
	AMB Group[1]	17
		99

Notes:

"Group" includes subsidiary and associated companies.

(1) Company in which a Director and certain major shareholders of the Company have interest.
(2) Major shareholder of the Company.
(3) Major shareholder of a subsidiary of the Company.
(4) Ultimate holding company in which a Director and certain major shareholders of the Company have interest.

FORM OF PROXY

I/We ....

I. C. No./Company No. ....

of ....

being a member/members of LION LAND BERHAD, hereby appoint ....

....

I. C. No. ....

of ....

or failing whom, ...

I. C. No. ....

of ....

as my/our proxy to vote for me/us and on my/our behalf, at the Seventy-Second Annual General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Thursday, 19 December 2002 at 2.00 pm and at any adjournment thereof.

RESOLUTIONS		FOR	AGAINST
1.	To receive and adopt the Directors' Report and Audited Financial Statements		
2.	To approve a first and final dividend		
3.	To approve Directors' fees		
4.	To re-elect as Director, Y. Bhg. Dato' Kamaruddin @ Abas bin Nordin		
5.	To re-elect as Director, Mr Cheng Yong Liang		
6.	To re-appoint Auditors		
7.	Authority to Directors to issue shares		

Please indicate with an "X" how you wish your vote to be cast. If no specific direction as to voting is given, the proxy will vote or abstain at his discretion.

As witness my/our hand this .... day of 2002

No. of shares .... Signed : ....

In the presence of : ....

Representation at Meeting

- A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or an attorney duly authorised.
- An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.
- The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.